Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of November 16, 2014

among

HALLIBURTON COMPANY

RED TIGER LLC

and

BAKER HUGHES INCORPORATED

i

Section 10.5	Counterparts; Facsimile Transmission of Signatures.	89
Section 10.6	Assignment; No Third Party Beneficiaries.	89
Section 10.7	Expenses.	89
Section 10.8	Severability.	89
Section 10.9	Entire Agreement.	89

INDEX OF DEFINED TERMS

Term	Section
Adjusted Option	3.4(a)
Affiliate	4.24
Agreement	Recital
Antitrust Action	7.6(d)
Antitrust Termination Fee	9.5(a)
Anti-Corruption Laws	4.23(b)
Appraisal Shares	3.2
Board	Recital
Book Entry Share	3.1(b)
Bribery Act	4.23(b)
Business Day	1.2(a)
Cash Portion	3.1(a)
Cash Portion Exchange Ratio	3.4(a)
Certificate of Merger	1.2(b)
Chancery Court	10.4(b)
Cleanup	4.14(h)
Closing	1.2(a)
Closing Date	1.2(a)
Code	Recital
Company	Recital
Company Acquisition Agreement	7.11(c)
Company Alternative Proposal	7.11(e)
Company Balance Sheet	4.13(a)
Company Benefit Plans	4.11(a)
Company Board Recommendation	7.1(c)
Company Change in Recommendation	7.11(c)
Company Common Stock	Recital
Company Directors	2.3
Company Disclosure Letter	4
Company Financial Advisor	4.10
Company Financial Statements	4.5(b)
Company Incentive Awards	3.4(h)
Company Intervening Event	7.11(d)
Company Intervening Event Change in Recommendation	7.11(d)
Company Material Adverse Effect	4.1(b)
Company Notice of Change in Recommendation	7.11(c)
Company Notice of Intervening Event Change in Recommendation	7.11(d)
Company Option	3.4(a)
Company Performance Units	3.4(d)
Company Preferred Stock	4.2(a)
Company Restricted Stock	3.4(b)
Company Restricted Stock Unit	3.4(c)

i

Company SEC Reports	4.5(a)
Company Special Meeting	7.1(c)
Company Standstill Agreement	7.11(a)
Company Stock Plans	3.4(a)
Company Subsidiaries	4.1(a)
Company Superior Proposal	7.11(e)
Company Terminable Breach	9.4(a)
Company Termination Fee	9.5(a)
Continuing Employee	7.3(a)
Detriment Limit	7.6(d)
DGCL	Recitals
EC Merger Regulation	4.3(c)
Effective Time	1.2(b)
Environmental Claim	4.14(c)
Environmental Laws	4.14(a)
Environmental Permits	4.14(b)
ERISA	4.11(a)
ESPP	3.4(i)
Exchange Act	4.3(c)
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
Expenses	9.5(a)
FCPA	4.23(b)
Financing Sources	10.4(a)(ii)
Foreign Company Benefit Plan	4.11(g)
GAAP	4.1(b)
Governmental Entity	4.3(c)
Hazardous Material	4.14(h)
Hedge	6.1(b)(xvii)
HSR Act	4.3(c)
Indemnification Obligations	7.13(a)
Indemnified Persons	7.13(a)
Intellectual Property	4.19
Investment Company Act	4.17
Laws	4.3(b)
Liabilities	4.9
Lien	4.3(b)
Limited Liability Company Act	Recital
Market Price	3.1(f)
Material Contracts	4.21(a)
Merger	Recital
Merger Consideration	3.1(a)
Merger Sub	Recital
Money Laundering Laws	4.23(d)
NYSE	3.1(f)
OFAC	4.23(e)
Parent	Recital
Parent Acquisition Agreement	7.12(c)

ii

Parent Alternative Proposal	7.12(e)
Parent Balance Sheet	5.12(a)
Parent Benefit Plans	5.10(a)
Parent Board Recommendation	7.1(d)
Parent Change in Recommendation	7.12(c)
Parent Common Stock	3.1(a)
Parent Disclosure Letter	5
Parent Financial Advisors	5.9
Parent Financial Statements	5.4(b)
Parent Intervening Event	7.12(d)
Parent Intervening Event Change in Recommendation	7.12(d)
Parent Material Adverse Effect	5.1(b)
Parent Notice of Change in Recommendation	7.12(c)
Parent Notice of Intervening Event Change in Recommendation	7.12(d)
Parent Plans	7.3(b)
Parent Preferred Stock	5.2(a)
Parent Proposal	5.11(b)
Parent SEC Reports	5.4(a)
Parent Special Meeting	7.1(d)
Parent Standstill Agreement	7.12(a)
Parent Subsidiaries	5.1(a)
Parent Superior Proposal	7.12(e)
Parent Terminable Breach	9.3(a)
Parent Termination Fee	9.5(a)
PBGC	4.11(b)
Permitted Lien	4.3(b)
Person	4.4(a)
Prohibited Person	4.23(e)
Proxy/Prospectus	4.8
Registration Statement	4.8
Regulatory Law	7.6(f)
Release	4.14(h)
Representative	7.11(a)
Required Company Vote	4.12(b)
Required Parent Vote	5.11(b)
Sarbanes-Oxley Act	4.5(d)
SEC	3.4(k)
Section 409A	3.4(a)
Securities Act	4.2(c)
Specified Company SEC Disclosure	4
Specified Parent SEC Disclosure	5
Stock Award Exchange Ratio	3.4(a)
Stock Certificate	3.1(b)
Stock Exchange Ratio	3.1(a)
Subsidiary	4.4(a)
Surviving Entity	1.1
Tax	4.13(e)
Tax Return	4.13(f)
Termination Date	9.2(a)

iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of November 16, 2014, among Halliburton Company, a Delaware corporation (“Parent”), Red Tiger LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Parent (“Merger Sub”), and Baker Hughes Incorporated, a Delaware corporation (the “Company”).

WHEREAS, the parties intend that the Company be merged with and into Merger Sub, with Merger Sub surviving the merger on the terms and subject to the conditions set forth herein (the “Merger”).

WHEREAS, the board of directors (the “Board”) of the Company has unanimously (a) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (c) resolved to recommend adoption of this Agreement by the stockholders of the Company.

WHEREAS, the Board of Parent has resolved to submit to the stockholders of Parent for their approval the issuance of shares of Parent Common Stock (as defined in Section 3.1(a)).

WHEREAS, as a result of the Merger, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Limited Liability Company Act of the State of Delaware (the “Limited Liability Company Act”), each issued and outstanding share of common stock, par value $1.00 per share, of the Company (the “Company Common Stock”) (other than shares of Company Common Stock owned by the Company, Parent, Merger Sub, the Surviving Entity or any wholly owned Subsidiary (as defined in Section 4.4(a)) of the Company or Parent immediately prior to the Effective Time (as defined in Section 1.2(b) and other than Appraisal Shares (as defined in Section 3.2)), will, upon the terms and subject to the conditions set forth herein, be converted into the right to receive the Merger Consideration (as defined in Section 3.1(a)).

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties and covenants contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I
THE MERGER

Section 1.1	The Merger.

Upon the terms and subject to the satisfaction or waiver of the conditions hereof, and in accordance with the applicable provisions of this Agreement and the DGCL and the Limited

Liability Company Act, at the Effective Time, the Company shall be merged with and into Merger Sub. As a result of the Merger, the separate corporate existence of the Company shall cease and Merger Sub shall continue as the surviving entity in the Merger as a wholly owned Subsidiary of Parent. Merger Sub as the surviving entity after the Merger is sometimes referred to as the “Surviving Entity.”

Section 1.2	Closing; Effective Time.

(a)           Closing. The closing of the Merger (the “Closing”) shall take place at 9:00 a.m. (Central time) on a date to be specified by the parties, which shall be no later than the second Business Day after satisfaction or (to the extent permitted by applicable Law (as defined in Section 4.3(b)) waiver of the conditions set forth in Article VIII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived on the Closing Date), at the offices of Baker Botts L.L.P., 910 Louisiana Street, Houston, Texas 77002, unless another date, time or place is agreed to in writing between Parent and the Company. The “Closing Date” is the date on which the Closing occurs. “Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York.

(b)           Effective Time. On the Closing Date or as promptly as practicable thereafter, the Company shall cause the Merger to be consummated by filing a certificate of merger, in accordance with the DGCL and the Limited Liability Company Act, with the Secretary of State of the State of Delaware (the “Certificate of Merger”), in such form as required by, and executed in accordance with the relevant provisions of, the DGCL and the Limited Liability Company Act (the time of such filing (or such later time as is specified in such Certificate of Merger as agreed between Parent and the Company) being the “Effective Time”).

Section 1.3	Effect of the Merger.

At the Effective Time, the Merger will have the effects set forth in this Agreement and the applicable provisions of the DGCL and the Limited Liability Company Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and the Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Entity.

ARTICLE II
THE SURVIVING ENTITY

Section 2.1	Certificate of Formation; Limited Liability Company Agreement.

The certificate of formation of Merger Sub shall be and remain the certificate of formation of the Surviving Entity from and after the Effective Time, until thereafter amended in accordance with the Limited Liability Company Act. The limited liability company agreement of Merger Sub as in effect immediately prior to the Effective Time shall be the limited liability company agreement of the Surviving Entity from and after the Effective Time, until thereafter amended in accordance with the Limited Liability Company Act, the Surviving Entity’s Certificate of Formation and such limited liability company agreement.

Section 2.2	Managers and Officers of the Surviving Entity.

From and after the Effective Time, the managers and officers of Merger Sub shall be the managers and officers of the Surviving Entity, in each case, until the earlier of their death, resignation, removal or until their respective successors are duly elected and qualified in accordance with the Surviving Entity’s Certificate of Formation and the Limited Liability Company Act.

Section 2.3	Directors and Officers of Parent.

Prior to the Effective Time, Parent shall use its reasonable best efforts to take all necessary corporate action so that upon and after the Effective Time the size of the Board of Parent is increased by three members, and three members of the Board of the Company who are independent with respect to Parent selected by mutual agreement of Company and Parent (the “Company Directors”) are appointed to the Board of Parent to fill the vacancies on the Board of Parent created by such increase. Parent, through the Board of Parent and subject to the Board of Parent’s fiduciary duties to the stockholders of Parent, shall take all necessary action to nominate the Company Directors for election to the Board of Parent in the proxy statement relating to the first annual meeting of the stockholders of Parent following the Closing.

ARTICLE III
CONVERSION OF SHARES

Section 3.1	Effect on Capital Stock.

As of the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any other holder of any shares of capital stock of the Company or limited liability company interests of Merger Sub:

(a)           Conversion of Company Common Stock. Subject to Section 3.1(f), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 3.1(d) and any Appraisal Shares) shall be converted automatically at the Effective Time into the right to receive 1.12 shares of common stock of the Parent (the “Stock Exchange Ratio”), par value $2.50 per share (the “Parent Common Stock”), and $19.00 in cash (the “Cash Portion,” and together with the Stock Exchange Ratio, the “Merger Consideration”).

(b)           Certificates. All shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of (i) a certificate that immediately prior to the Effective Time represented such shares of Company Common Stock (a “Stock Certificate”) or (ii) a non-certificated share of Company Common Stock held by book entry (a “Book Entry Share”) shall cease to have any rights with respect thereto, except the right to receive, upon the surrender of such Stock Certificate or Book Entry Share in accordance with Section 3.3: (A) the Merger Consideration, (B) certain dividends and other distributions under Section 3.1(e), and (C) cash in lieu of fractional shares of Parent

Common Stock under Section 3.1(f), in each case without interest, and in each case to be issued or paid in consideration therefor upon the surrender of such Stock Certificate or Book Entry Share in accordance with Section 3.3.

(c)           Adjustments. If, between the date of this Agreement and the Effective Time, the shares of Parent Common Stock or Company Common Stock shall be changed or proposed to be changed into a different number or class of shares by reason of the occurrence of or record date with respect to any reclassification, recapitalization, split-up, combination, exchange of shares or similar readjustment, in any such case within such period, or a stock dividend thereon shall be declared with a record date within such period, appropriate adjustments shall be made to the Merger Consideration to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 3.1(c) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(d)           Treatment of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock held in the treasury of the Company and each share of Company Common Stock owned by Parent, Merger Sub, the Surviving Entity or any wholly owned Subsidiary of the Company or Parent immediately prior to the Effective Time shall be canceled and no cash, Parent Common Stock or other consideration shall be delivered in exchange therefor and no payment or distribution shall be made with respect thereto.

(e)           Dividends and Distributions. No dividends or other distributions declared or made having a record date after the Effective Time with respect to shares of Parent Common Stock shall be paid to the holder of any unsurrendered Stock Certificate or Book Entry Share with respect to the applicable Merger Consideration represented thereby until the holder of record of such Stock Certificate or Book Entry Share has surrendered such Stock Certificate or Book Entry Share in accordance with Section 3.3. Subject to the effect of applicable Laws (including escheat and abandoned property laws), following surrender of any such Stock Certificate or Book Entry Share, there shall be paid to the holder thereof, without interest, in addition to the applicable Merger Consideration, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the Merger Consideration, and (ii) if the payment date for any dividend or distribution payable with respect to the Merger Consideration has not occurred prior to the surrender of such Stock Certificate or Book Entry Share, at the appropriate payment date therefor, the amount of dividends or other distributions with a record date after the Effective Time (but prior to the surrender of such Stock Certificate) and a payment date subsequent to the surrender of such Stock Certificate or Book Entry Share. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such shares of Parent Common Stock were issued and outstanding as of the Effective Time.

(f)           No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in the Merger, no dividend or other distribution, stock split or interest shall relate to any such fractional share interest and fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent. Each holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after taking account of all Stock Certificates and Book Entry Shares delivered by such holder) shall be entitled to receive, in lieu thereof, an amount in cash (without interest) equal to such fraction of a share of Parent Common Stock rounding to the nearest ten thousandth of a share that such holder would otherwise be entitled to receive pursuant to Section 3.1(a) multiplied by the Market Price rounded to the nearest whole cent. “Market Price” means the volume-weighted average price per share of Parent Common Stock for the five (5) most recent trading days ending on the third full trading day prior to the Effective Time for sales conducted regular way on the New York Stock Exchange (“NYSE”), as such volume-weighted average price is calculated on the VAP screen on the Bloomberg Professional (TM) Service and shown as VWAP for such period.

(g)           Membership Interests of Merger Sub. The membership interests of Merger Sub outstanding immediately prior to the Effective Time shall remain outstanding and shall constitute the only outstanding membership interests of the Surviving Entity.

Section 3.2	Appraisal Rights.

Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any record holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration payable pursuant to Section 3.1, but instead at the Effective Time shall become the right to payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL, and at the Effective Time all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and cease to exist. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then (i) such shares of Company Common Stock shall thereupon cease to constitute Appraisal Shares and (ii) the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 of the DGCL shall be forfeited and cease and if such forfeiture shall occur following the Effective Time, each such Appraisal Share shall thereafter be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without interest thereon, the Merger Consideration. The Company shall deliver prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock (provided that the failure of the Company to deliver such prompt notice shall not constitute a breach of this Agreement) and the Company shall provide Parent with the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Section 3.3	Surrender and Payment.

(a)           Exchange Agent. Prior to the Effective Time, Parent shall authorize one or more transfer agent(s) reasonably satisfactory to the Company to act as agent for the holders of Company Common Stock in connection with the Merger (the “Exchange Agent”). Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of the Company Common Stock, for exchange in accordance with this Article III through the Exchange Agent, sufficient cash and Parent Common Stock to make pursuant to this Article III all deliveries of cash and Parent Common Stock payable in connection with the Merger (the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration in exchange for surrendered shares of Company Common Stock pursuant to Section 3.1 out of the Exchange Fund. Except as contemplated by Section 3.3(d), the Exchange Fund shall not be used for any other purpose.

(b)           Exchange Procedure. As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record as of the Effective Time of (i) each Stock Certificate and (ii) each Book Entry Share, (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Stock Certificates to the Exchange Agent or, in the case of Book Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and shall be in a form reasonably acceptable to the Company), and (B) instructions for use in effecting the surrender of the Stock Certificates and Book Entry Shares in exchange for the Merger Consideration as provided in Section 3.1(a). Exchange of any Book Entry Shares shall be effected in accordance with the Exchange Agent’s customary procedures with respect to securities represented by book entry. Promptly after the Effective Time, upon surrender of a Stock Certificate or Book Entry Share for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Stock Certificate or Book Entry Share shall be entitled to receive in exchange therefor (x) one or more shares of Parent Common Stock (which shall only be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Common Stock that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Common Stock then held by such holder) and (y) a check in the amount equal to the aggregate amount of cash that such holder has the right to receive pursuant to Section 3.1 and this Article III, including cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.1(f) and dividends and other distributions pursuant to Section 3.1(e), and the Stock Certificate or Book Entry Share so surrendered shall forthwith be canceled. No interest shall be paid or accrued on any Merger Consideration, cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Stock Certificates or Book Entry Shares. Parent shall cause the Exchange Agent to make all payments required pursuant to the preceding sentence as soon as practicable following the valid surrender of Stock Certificates or Book Entry Shares. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such shares of Company Common Stock may be paid to a Person other than the Person in whose name the Stock Certificate so surrendered is registered, if such Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Stock Certificate or establish to the satisfaction of the Surviving Entity that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.3(b), each Stock Certificate and Book Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable pursuant to Section 3.1(a) in respect of the shares of Company Common Stock represented by such Stock Certificates or Book Entry Shares, any cash in lieu of fractional shares to which the holders thereof are entitled pursuant to Section 3.1(f) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.1(e), without any interest thereon.

(c)           No Further Ownership Rights in Company Common Stock; Transfer Books. All Merger Consideration issued upon the surrender of Stock Certificates and Book Entry Shares in accordance with the terms of this Article III shall be deemed to have been issued in full satisfaction of all rights pertaining to the Company Common Stock theretofore represented by such Stock Certificates or Book Entry Shares, subject, however, to the Surviving Entity’s obligation to pay any dividends or other distributions pursuant to Section 3.1(e) and cash in lieu of fractional shares pursuant to Section 3.1(f) or make any other distributions with a record date prior to the Effective Time that may have been declared or made by the Company on such shares of Company Common Stock in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time. Parent shall deposit with the Exchange Agent, for the benefit of the holders of Company Common Stock entitled thereto, sufficient cash or immediately available funds to make the payments contemplated in the preceding sentence. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Entity of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Stock Certificates or Book Entry Shares are presented to the Surviving Entity or the Exchange Agent for any reason, they shall be canceled and exchanged for the Merger Consideration payable pursuant to Section 3.1(a) in respect of the shares of Company Common Stock represented by such Stock Certificates or Book Entry Shares, any cash in lieu of fractional shares to which the holders thereof are entitled pursuant to Section 3.1(f) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.1(e), without any interest thereon.

(d)           Termination of Fund; No Liability. At any time following twelve (12) months after the Effective Time, the Surviving Entity shall be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund (including any interest or other income received with respect thereto) that remains unclaimed by holders of Stock Certificates and Book Entry Shares (other than Appraisal Shares), and thereafter such holders shall be entitled to look to the Surviving Entity (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof to exchange such Stock Certificates or Book Entry Shares or to pay amounts to which such holder is entitled pursuant to Section 3.1(a) upon due surrender of their Stock Certificates and Book Entry Shares, without any interest thereon. Notwithstanding the foregoing, none of Parent, Merger Sub, the Company or the Exchange Agent shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Stock Certificates or Book Entry Shares shall not have been surrendered immediately prior to such date on which any payment pursuant to this Article III would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 4.3(c)), the Merger Consideration and other amounts payable under this Article III in respect of such Stock Certificate or Book Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of all claims or interests of any Person previously entitled thereto.

(e)           Lost, Stolen or Destroyed Certificates. In the event any Stock Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue to such holder the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Stock Certificate, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.1(f) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.1(e), in each case, without any interest thereon, in exchange for such lost, stolen or destroyed Stock Certificates, upon the making of an affidavit of that fact by the holder thereof and, if required by Parent, the posting by such holder of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Stock Certificates, with such assurances as the Exchange Agent, in its discretion and as a condition precedent to the payment of the Merger Consideration, may reasonably require of the holder of such lost, stolen or destroyed Stock Certificates.

(f)           Withholding Taxes. Parent and the Surviving Entity shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration otherwise payable to a holder of Company Common Stock pursuant to this Agreement any stock transfer taxes and such amounts as are required to be withheld or deducted under the Code, or any applicable provisions of state, local or foreign Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which such deduction and withholding were made.

(g)           Investment of Exchange Fund. The Exchange Agent shall invest all cash included in the Exchange Fund as reasonably directed by Parent. Any interest or other income resulting from such investments shall be paid to the Surviving Entity pursuant to Section 3.3(d). The parties hereto agree that, for United States federal income tax reporting purposes, the Surviving Entity shall be the owner of the Exchange Fund. If for any reason (including losses) the Exchange Fund is inadequate to pay the amounts to which holders of shares of Company Common Stock shall be entitled under this Article III, Parent shall take all steps necessary to promptly, or to enable or cause the Surviving Entity to promptly, deposit with the Exchange Agent additional Merger Consideration or other cash sufficient to make all payments required under this Agreement, and Parent and the Surviving Entity shall in any event be liable for payment thereof. The Surviving Entity shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of shares for the Merger Consideration.

(h)           Further Assurances. At and after the Effective Time, the officers of the Surviving Entity will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Entity any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the Merger.

Section 3.4	Treatment of Options and other Equity Awards.

(a)           Each outstanding option to purchase shares of Company Common Stock (a “Company Option”) granted under the Company’s 2002 Employee Long-Term Incentive Plan, the 2002 Director & Officer Long-Term Incentive Plan, the BJ Services Company 2000 Incentive Plan, the BJ Services Company 2003 Incentive Plan or the Baker Hughes Incorporated Director Compensation Deferral Plan, each as amended to date (the “Company Stock Plans”), that is outstanding and unexercised immediately prior to the Effective Time shall be treated as follows as of the Effective Time.  Any Company Option that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, cease to represent a right to acquire Company Common Stock and shall be converted into a right to acquire Parent Common Stock (an “Adjusted Option”) which shall continue to have, and shall be subject to, the same terms and conditions as applied to such Company Option immediately prior to the Effective Time (including, without limitation, acceleration of vesting in connection with the transactions contemplated by this Agreement), except that such Adjusted Option shall be with respect to that number of whole shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (x) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by (y) the Stock Award Exchange Ratio, at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (a) the exercise price per share of Company Common Stock of such Company Option by (b) the Stock Award Exchange Ratio; provided that the exercise price and/or the number of shares of Parent Common Stock that may be purchased under the Adjusted Option shall be further adjusted to the extent required to remain compliant with, or exempt from, the requirements of Section 409A of the Code and the Treasury Regulations issued thereunder (collectively, “Section 409A”); and provided further, that in the case of Company Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, the exercise price and the number of shares of Parent Common Stock subject to the Adjusted Option shall be determined in a manner consistent with the requirements of Section 424 of the Code and the Treasury Regulations issued thereunder. For purposes of this Agreement, “Stock Award Exchange Ratio” means the sum of the Stock Exchange Ratio and the Cash Portion Exchange Ratio. The “Cash Portion Exchange Ratio” means the quotient obtained by dividing (i) the Cash Portion by (ii) the Market Price.

(b)           Immediately prior to the Effective Time, the restrictions on each restricted share of Company Common Stock (the “Company Restricted Stock”) granted and then outstanding under the Company Stock Plans shall, without any action on the part of the holder thereof, the Company, Parent or Merger Sub, lapse, and each such share of Company Restricted Stock shall be fully vested at such time, and each such share of Company Restricted Stock will be treated at the Effective Time the same as, and have the same rights and be subject to the same conditions as, a share of Company Common Stock not subject to any restrictions.

(c)           As of the Effective Time, the restrictions on each restricted stock unit with respect to Company Common Stock (a “Company Restricted Stock Unit”) granted and then outstanding, whether or not vested, under the Company Stock Plans shall, without any action on the part of the holder thereof, the Company, Parent or Merger Sub, be canceled and converted into the right to receive, as soon as practicable after the Effective Time, the Merger

Consideration based on the total number of shares of Company Common Stock subject to such Company Restricted Stock Unit immediately prior to the Effective Time.

(d)           With respect to any performance unit awards (“Company Performance Units”) that provide for settlement in the medium of cash and that are outstanding as of the Effective Time, such Company Performance Units shall, without any action on the part of the holder thereof, the Company, Parent or Merger Sub, be settled by delivery of an amount of cash as described in the award agreement applicable to such holder thereof as soon as practicable after the Effective Time.

(e)           With respect to any Company Performance Units that provide for settlement in the medium of Company Common Stock and that are outstanding as of the Effective Time, such Company Performance Units shall, without any action on the part of the holder thereof, the Company, Parent or Merger Sub, be canceled and converted into the right to receive, as soon as practicable after the Effective Time, the per share Merger Consideration for each of the units under the Company Performance Units, prorated in the same manner (specified in the applicable award agreements) as if the Company Performance Units had been payable in shares of Company Common Stock.

(f)           The parties hereto acknowledge and agree that the transactions contemplated by this Agreement constitute a “change in control” for purposes of the Company Stock Plans and that the vesting of all Company Options, Company Restricted Stock and Company Restricted Stock Units that were granted on or prior to the date of this Agreement and that are outstanding and unvested as of immediately prior to the Effective Time shall accelerate in full at the Effective Time in accordance with their terms.

(g)           Notwithstanding Section 3.4(a) through Section 3.4(f), any Company Option, Company Restricted Stock Unit, Company Performance Unit or Company Restricted Stock that is granted after the date hereof shall be treated as described in this Section 3.4(g).  Any award of Company Restricted Stock Units granted after the date hereof that is outstanding immediately prior to the Effective Time, whether or not vested, shall, as of the Effective Time, cease to represent a right to receive Company Common Stock and shall be converted into a right with respect to a number of whole shares of Parent Common Stock (rounded down to the nearest whole share) that is equal to the number of shares of Company Common Stock subject to such award immediately prior to the Effective Time multiplied by the Stock Award Exchange Ratio, which right shall (subject to Section 7.3(i)) continue to have, and shall be subject to, the same terms and conditions as applied to such Company Restricted Stock Units immediately prior to the Effective Time.  Any Company Option granted after the date hereof that is outstanding immediately prior to the Effective Time, whether or not vested or exercisable, shall be treated in the manner specified in Section 3.4(a), except that there shall be no acceleration of vesting or exercisability of such Company Option solely as a result of the consummation of the corporate transactions contemplated hereby.  Any award of Company Performance Units that is granted after the date hereof, that provides for settlement in the medium of Company Common Stock and that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, cease to represent Company Common Stock and shall be converted into a right with respect to a number of whole shares of Parent Common Stock (rounded down to the nearest whole share) that is equal to the product of (x) the number of shares of Company Common Stock subject to such award immediately prior to the Effective Time multiplied by (y) the Stock Award Exchange Ratio, which right shall (subject to Section 7.3(i)) continue to have, and shall be subject to, the same terms and conditions as applied to such awards immediately prior to the Effective Time, provided that such awards shall only be subject to time-based vesting after the Effective Time.  Any award of Company Restricted Stock that is granted after the date hereof that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, be converted into an award of such number of restricted shares of Parent Common Stock (rounded down to the nearest whole share) that is equal to the product of (A) the number of shares of Company Restricted Stock subject to such award immediately prior to the Effective Time multiplied by (B) the Stock Award Exchange Ratio, which award shall (subject to Section 7.3(i)) continue to have, and shall be subject to, the same terms and conditions as applied to such award of Company Restricted Stock immediately prior to the Effective Time.

(h)           The Surviving Entity and Parent shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration otherwise payable pursuant to this Section 3.4 to any holders of Company Options, Company Restricted Stock, Company Restricted Stock Units or Company Performance Units (collectively, “Company Incentive Awards”) such amounts as it may be required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law.  To the extent that amounts are so withheld by the Surviving Entity, Parent or the Exchange Agent, as the case may be, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of such Company Incentive Awards, as applicable, in respect of which the deduction and withholding was made by the Surviving Entity, Parent or the Exchange Agent, as the case may be.

(i)           On or prior to December 31, 2014, the Company shall take such actions as are necessary to amend the Company’s Employee Stock Purchase Plan (the “ESPP”) to provide that if the Company shall not be the surviving corporation in any merger (or survives only as a subsidiary of another entity) constituting a Change in Control (as defined in the Company’s 2002 Director & Officer Long-Term Incentive Plan and the 2002 Employee Long-Term Incentive Plan) that occurs prior to the last day of an Offering Period (as defined in the ESPP), there shall be no purchases of stock of the Company or of any other entity for such Offering Period and the ESPP option holders’ accumulated payroll deductions for such Offering Period shall be returned to the ESPP option holders without interest.

(j)           Schedule 3.4 of the Company Disclosure Letter identifies in reasonable detail the Company Incentive Awards outstanding on the date of this Agreement. Promptly following request by Parent after the date hereof, the Company will deliver to Parent a true and complete list of the Company Incentive Awards on the date of this Agreement, setting forth, as applicable, (i) the number of shares, or the maximum amount of cash subject to Company Performance Units settled in cash, originally subject to such awards on a grant by grant basis, (ii) the number of shares remaining subject to such awards on a grant by grant basis, (iii) the dates on which such awards were granted, (iv) the exercise prices applicable to such awards and (v) the Company Stock Plan under which such awards were granted.

(k)           Parent shall take all action necessary or appropriate to have available for issuance under an effective registration statement filed with the United States Securities and

Exchange Commission (the “SEC”) a sufficient number of shares of Parent Common Stock for delivery upon exercise, settlement or vesting of the Adjusted Options and the converted Company Performance Units, Company Restricted Stock Units and Company Restricted Stock.

(l)           As of the Effective Time, except as provided in this Section 3.4, all rights under any Company Incentive Award and any provision of the Company Stock Plans providing for the issuance or grant of any other interest in respect of the capital stock of the Company shall be canceled. The Company shall use its reasonable best efforts to ensure that, as of and after the Effective Time, except as provided in this Section 3.4, no Person shall have any rights under the Company Stock Plans or any other plan, program or arrangement with respect to securities of the Company, the Surviving Entity or any Subsidiary thereof.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the disclosure letter, delivered by Company to Parent at or prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) (each schedule of which corresponds to a numbered and/or lettered section of this Agreement and of which disclosure made in any section of the Company Disclosure Letter shall be deemed to be disclosed for all purposes of this Agreement and all other sections of the Company Disclosure Letter to the extent that it is reasonably apparent that such disclosure is responsive), or (ii) the Company SEC Reports (as defined in Section 4.5(a)) filed with the SEC between December 31, 2013 and the date of this Agreement (excluding any disclosure set forth in any risk factor section or forward looking statements section, the “Specified Company SEC Disclosure”), to the extent that it is reasonably apparent that the disclosure in the Specified Company SEC Disclosure is responsive to the matters set forth in this Article IV, the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1	Organization; Good Standing and Qualification.

(a)           The Company and each entity that is a Subsidiary of the Company as of the date hereof (the “Company Subsidiaries”) is a corporation, limited liability company, partnership or other entity duly organized and validly existing under the laws of the jurisdiction of its organization and has all requisite entity power and authority to own, operate and lease its properties and to carry on its business as now conducted.

(b)           The Company and each of the Company Subsidiaries is duly qualified and/or licensed, as may be required, and in good standing in each of the jurisdictions in which the nature of the business conducted by it or the character of the property owned, leased or used by it makes such qualification and/or licensing necessary, except where the failure to be so qualified and/or licensed does not constitute a Company Material Adverse Effect. A “Company Material Adverse Effect” means, with respect to the Company, any fact, circumstance, occurrence, event, development, change or condition, either individually or together with one or more other contemporaneously existing facts, circumstances, occurrences, events, developments, changes or conditions that is, or would reasonably be expected to be, materially adverse to the business or financial condition of the Company and the Company Subsidiaries considered collectively as a single enterprise; provided, however, that any such fact, circumstance, occurrence, event, development, change or condition (or combination thereof) shall not be considered in determining whether a Company Material Adverse Effect has occurred to the extent it results from (A) a change in Law, or the United States generally accepted accounting principles (“GAAP”) or interpretations thereof, (B) general economic, market, oilfield services industry, or political conditions (including acts of terrorism or war or other force majeure events), (C) any change in the Company’s stock price, trading volume or credit rating (unless due to a circumstance which would separately constitute a Company Material Adverse Effect), (D) the announcement or pendency of this Agreement, any actions taken in compliance with this Agreement or the consummation of the Merger, (E) acts of God, earthquakes or similar catastrophes, any weather related event or any outbreak of illness or other public health event, or (F) the failure of the Company to meet internal or analysts’ expectations, projections or budgets (unless due to a circumstance which would separately constitute a Company Material Adverse Effect); provided, however, that (i) any fact, circumstance, occurrence, effect, development, change or condition referred to in clauses (A), (B) or (E) shall be taken into account for purposes of determining whether a Company Material Adverse Effect has occurred to the extent, but only to the extent, such fact, circumstance, occurrence, effect, development, change or condition adversely affects the Company in a disproportionate manner as compared to other participants in the oilfield services industry.

(c)           The copies of the certificate of incorporation and bylaws of the Company which are incorporated by reference as exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and Current Report on Form 8-K filed on June 10, 2014, respectively are complete and correct copies of such documents as amended and in effect on the date of this Agreement.

Section 4.2	Capitalization; Indebtedness.

(a)           The authorized capital stock of the Company consists of (i) 750,000,000 shares of Company Common Stock and (ii) 15,000,000 shares of preferred stock, par value $1.00 per share (the “Company Preferred Stock”).

(b)           As of November 14, 2014, (i) 432,682,575 shares of Company Common Stock were issued and outstanding and (ii) 2,200 shares of Company Common Stock were held by the Company in treasury. As of the date of this Agreement, there are no shares of Company Preferred Stock issued and outstanding or held in treasury. As of November 14, 2014, (i) 25,468,031 shares of Company Common Stock are reserved for issuance in respect of future grants under the Company Stock Plans and (ii) 6,980,752 shares of Company Common Stock are reserved for issuance in respect of the ESPP. Since September 30, 2014 through the date of this Agreement, the Company has not declared or paid any dividend (except for the Company’s quarterly dividend announced on October 22, 2014), or declared or made any distribution on, or authorized the creation of, or authorized or effected any split-up or any other recapitalization of, any of its capital stock, or directly or indirectly redeemed, purchased or otherwise acquired any of its outstanding capital stock (other than in connection with the Company’s previously announced share repurchase program). The Company has not heretofore agreed to take any such action, and there are no outstanding contractual obligations of the Company of any kind to redeem, purchase or otherwise acquire any outstanding shares of capital stock of the Company. As of the date of this Agreement, there are outstanding Company Options to purchase an aggregate of 10,292,960 shares of Company Common Stock. Since November 14, 2014 through the date of this Agreement (i) no shares of Company Common Stock have been issued, except pursuant to Company Options, Company Performance Unit awards or Company Restricted Stock awards granted under the Company Stock Plans, in each case outstanding on September 30, 2014, and (ii) no Company Incentive Awards have been granted under the Company Stock Plans. There are no outstanding bonds, debentures, notes or other indebtedness or warrants or other securities of the Company having the right to vote (or, other than any outstanding options to purchase Company Common Stock, convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

(c)           All issued and outstanding shares of the Company’s capital stock are, and all shares that may be issued or granted pursuant to the exercise of Company Options or options granted under the ESPP, or pursuant to the vesting of Company Restricted Stock Unit awards, Company Performance Unit awards or Company Restricted Stock awards granted under the Company Stock Plans, will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights. The issuance and sale of all of the shares of capital stock described in this Section 4.2 have been in material compliance with United States federal and state securities Laws. Neither the Company nor any of the Company Subsidiaries has agreed to register any securities under the Securities Act of 1933, as amended (together with the rules and regulations thereunder, the “Securities Act”), or under any state securities Law or granted registration rights to any individual or entity.

(d)           Except for the Company Options, options granted under the ESPP, Company Restricted Stock Unit awards, Company Restricted Stock awards and Company Performance Unit awards granted under the Company Stock Plans, as of the date of this Agreement, there are no outstanding or authorized (i) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities or agreements obligating the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in the Company or any of the Company Subsidiaries or securities convertible into or exchangeable for such shares or other equity interest, (ii) contractual obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of the Company or any of the Company Subsidiaries or any such securities or agreements listed in clause (i) of this sentence, or (iii) voting trusts or similar agreements to which the Company or any of the Company Subsidiaries is a party with respect to the voting of the capital stock of the Company or any of the Company Subsidiaries. Immediately after the consummation of the Merger, except as contemplated by Section 3.4, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, subscriptions, or other rights, convertible or agreements, obligating the Company or any of the Company Subsidiaries calling for the purchase or issuance of any shares of the capital stock or other equity interest in the Company or any of the Company Subsidiaries or securities convertible into or exchangeable for such shares or other such securities.

Section 4.3	Authorization; No Conflict.

(a)           Assuming the accuracy of Section 5.22, the Company has the requisite corporate power and authority to enter into and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby have been duly and validly approved by the Board of the Company, the Board of the Company has resolved to recommend adoption of this Agreement by the stockholders of the Company and has directed that this Agreement be submitted to the stockholders of the Company for their consideration. No other corporate proceedings on the part of the Company or any of the Company Subsidiaries (including any vote of any class or series of outstanding capital stock) are necessary to authorize the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby, except for the adoption of this Agreement by the Required Company Vote (as defined in Section 4.12(b)). This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by each of Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(b)           None of the execution and delivery of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby or compliance by the Company with any of the provisions herein will (i) result in a violation or breach of or conflict with the certificate of incorporation or bylaws of the Company or the organizational documents of any Company Subsidiary, (ii) result in a violation or breach of or conflict with any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation of, or give rise to a right of purchase under, or except to the extent contemplated in Section 3.4 or the plans or agreements referenced in Schedule 3.4 of the Company Disclosure Letter, accelerate the performance required by the Company or any Company Subsidiaries under, or result in a right of termination or acceleration under, or result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets owned or operated by the Company or any Company Subsidiaries under, or result in being declared void, voidable, or without further binding effect under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, contract, lease, agreement or other instrument or obligation of any kind to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries or any of their respective properties or assets may be bound or (iii) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in Section 4.3(c), violate any judgment, ruling, order, writ, injunction, decree, law, statute, federal, state, provincial, local or foreign order, settlement, award, regulation, rule, ordinance, or agency requirement of or undertaking to or agreement with any Governmental Entity, including common law (collectively, “Laws”) applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets, other than any such event described in (i) only with respect to any Company Subsidiary or (ii) or (iii) which does not constitute a Company Material Adverse Effect. “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset. “Permitted Lien” means (i) Liens reserved against or identified in the Company Balance Sheet or the Parent Balance Sheet (as defined in Section 5.12(a)), as the case may be, to the extent so reserved or reflected or described in the notes thereto, (ii) Liens for

Taxes not yet due and payable, (iii) Liens existing pursuant to, or that constitute “Permitted Liens” under, credit facilities of the Company and its Subsidiaries or the Parent and its Subsidiaries, as the case may be, and in each case in effect as of the date of this Agreement and (iv) those Liens that, individually or in the aggregate with all other Permitted Liens, do not, and are not reasonably likely to, materially interfere with the use or value of the properties or assets of the Company and its Subsidiaries or Parent and its Subsidiaries, as the case may be.

(c)           Except for filings, permits, authorizations, consents, approvals and other applicable requirements as may be required under the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), state securities or blue sky laws, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), Council Regulation (EC) No. 139/2004 of 20 January 2004 on the control of concentrations between undertakings (published in the Official Journal of the European Union on January 29, 2004 at L 24/1) (the “EC Merger Regulation”) or other foreign antitrust or competition Laws, and the filing of the Certificate of Merger as required by the DGCL and the Limited Liability Company Act, respectively, no filing with or notice to, and no permit, authorization, consent or approval of, any United States federal, state or local, or foreign, international or supranational, government, court or tribunal, or administrative, executive, governmental or regulatory or self-regulatory body, agency or authority thereof (a “Governmental Entity”) is necessary for the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notices does not constitute a Company Material Adverse Effect.

Section 4.4	Subsidiaries.

(a)           Schedule 4.4(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the name and jurisdiction of organization of each (i) Company Subsidiary and (ii) entity (other than the Company Subsidiaries) in which the Company or any Company Subsidiary owns any interest other than non-material interests. “Subsidiary” means, with respect to any Person, another Person, an amount of the voting securities or other voting ownership interests of which is sufficient, together with any contractual rights, to elect at least a majority of its Board or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person. “Person” means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization, limited liability company or governmental or other entity.

(b)           All of the outstanding shares of capital stock or other equity securities of, or other ownership interests in, each Company Subsidiary that are owned directly or indirectly by the Company are duly authorized, validly issued, fully paid and, in the case of all corporate Subsidiaries, nonassessable, and such shares, securities or interests are owned by the Company or by a Company Subsidiary free and clear of any Liens or limitations on voting rights. There are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements relating to the issuance, transfer, sales, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for any of the capital stock or other equity interests of, or other ownership interests in, any Company Subsidiaries.

Section 4.5	SEC Reports; Financial Statements and Internal Controls.

(a)           Since December 31, 2012, the Company has filed with the SEC all forms, reports, schedules, registration statements, definitive proxy statements and other documents (collectively, including all exhibits thereto, the “Company SEC Reports”) required to be filed by the Company with the SEC. As of their respective filing dates, and giving effect to any amendments or supplements thereto filed prior to the date of this Agreement, the Company SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, and the respective rules and regulations of the SEC promulgated thereunder applicable to the Company SEC Reports, and none of the Company SEC Reports contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, except for any reports on Form 8-K required to be filed with respect to this Agreement, the Merger and the transactions contemplated hereby, no event has occurred with respect to the Company or any of Company Subsidiaries which the Company is, or after the passage of time, will be, required to report by the filing with the SEC of a current report on Form 8-K which has not been so reported by the Company by the filing of a current report on Form 8-K prior to the date hereof. None of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act.

(b)           The consolidated balance sheets and the related consolidated statements of income, consolidated statements of changes in equity, consolidated statements of comprehensive (loss) income and consolidated statements of cash flows (including, in each case, any related notes and schedules thereto) of the Company (collectively, the “Company Financial Statements”) contained in the Company SEC Reports have been prepared from the books and records of the Company and the Company Subsidiaries, comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in conformity with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as otherwise noted therein) and fairly present in all material respects the consolidated financial position and the consolidated results of operations and cash flows of the Company and the Company Subsidiaries as of the dates or for the periods presented therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments in the ordinary course of business).

(c)           Other than any matters that do not remain the subject of any open or outstanding inquiry, the Company has not received written notice from the SEC or any other Governmental Entity that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC or other Governmental Entity. Since December 31, 2012 the Company’s independent public accounting firm has not informed the Company that it has any material questions, challenges or disagreements regarding or pertaining to the Company’s accounting policies or practices which are unresolved as of the date of this Agreement. Since December 31, 2012, no current officer or director of the Company has received, or is entitled to receive, any material compensation from any entity other than the Company or a Company Subsidiary that has engaged in or is engaging in any material transaction with Company or any Company Subsidiary.

(d)           With respect to each annual report on Form 10-K, each quarterly report on Form 10-Q and each amendment of any such report included in the Company SEC Reports, the principal executive officer and principal financial officer of the Company have made all certifications (without qualifications or exceptions to the matters certified) required by the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct. Other than any matters that do not remain the subject of any open or outstanding inquiry, neither the Company nor its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness or form of such certificates. Neither the Company nor any of its Subsidiaries has outstanding, nor has arranged or modified since the enactment of the Sarbanes-Oxley Act, any “extensions of credit” to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries. “Principal executive officer,” “principal financial officer” and “extensions of credit” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(e)           The Company has established and maintains “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act); such disclosure controls and procedures are reasonably designed to ensure that all information (both financial and non-financial) relating to the Company and the Company Subsidiaries required to be disclosed in the Company’s reports required to be filed with or submitted to the SEC pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports. The Company has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Board of the Company and on Schedule 4.5(e) of the Company Disclosure Letter (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(f)           The Company is in compliance in all material respects with (i) all current listing and corporate governance requirements of the NYSE and (ii) all rules, regulations and requirements of the Sarbanes-Oxley Act and the SEC.

Section 4.6	Absence of Material Adverse Changes, etc.

Since January 1, 2014, the Company and the Company Subsidiaries have conducted their business in the ordinary course of business consistent with past practices and there has not been or occurred:

(a)           a Company Material Adverse Effect; or

(b)           any damage, destruction or other casualty loss (whether or not covered by insurance) material to the business of the Company.

Section 4.7	Litigation.

There are no suits, actions or legal, administrative, arbitration or other hearings, proceedings or governmental investigations pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries or any of their respective properties or assets or any director, officer or employee of the Company or any Company Subsidiary for which the Company or any Company Subsidiary may be liable which constitute a Company Material Adverse Effect. There are no judgments, decrees, injunctions, awards or orders of any Governmental Entity outstanding against the Company or any of the Company Subsidiaries which constitute a Company Material Adverse Effect.

Section 4.8	Information Supplied.

None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) Parent’s registration statement on Form S-4 (the “Registration Statement”) will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, and (b) the joint proxy statement relating to the meetings of the Company’s stockholders and Parent’s stockholders to be held in connection with the Merger (the “Proxy/Prospectus”) will, at the date the Proxy/Prospectus is mailed to stockholders of the Company or Parent or at the time of the meeting of stockholders of the Company or Parent to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The portions of the Proxy/Prospectus supplied by the Company will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information regarding Parent or Merger Sub incorporated by reference in the Proxy/Prospectus or supplied by Parent or Merger Sub specifically for inclusion in the Proxy/Prospectus.

Section 4.9	No Undisclosed Liabilities.

The Company and the Company Subsidiaries do not have any obligation or liability (“Liabilities”) required by GAAP to be recognized on a condensed consolidated statement of financial position of the Company, except (a) as reflected, reserved or disclosed in the financial statements (or the notes thereto) included in the Company SEC Reports as at and for the year ended December 31, 2013 or the 9-month period ended September 30, 2014, (b) as incurred since December 31, 2013 in the ordinary course of business, (c) as have been discharged or paid in full in the ordinary course of business since December 31, 2013, (d) as incurred in connection with the transactions contemplated by this Agreement, (e) that are obligations to perform pursuant to the terms of any of the Material Contracts or (f) as would not constitute a Company Material Adverse Effect.

Section 4.10	Broker’s Fees.

Except for Goldman, Sachs & Co. (the “Company Financial Advisor”), which shall be entitled to fees and commissions not in excess of the compensation set forth on Schedule 4.10 of the Company Disclosure Letter, no agent, broker, Person or firm acting on behalf of the Company or any Company Subsidiary or under the Company’s or any Company Subsidiary’s authority is or will be entitled to any advisory, commission or broker’s or finder’s fee or commission from any of the parties hereto in connection with any of the transactions contemplated hereby. The Company will promptly after the execution thereof provide to Parent a complete and correct copy of the engagement letter agreement related to such fee or commission entered into by and between the Company and the Company Financial Advisor.

Section 4.11	Employee Plans.

(a)           Within ten (10) Business Days following the date of this Agreement, the Company shall provide to Parent a true and complete list of the Company Benefit Plans that are not Foreign Company Benefit Plans (as defined in Section 4.11(g)) (the “U.S. Company Benefit Plans”). Within twenty (20) Business Days following the date of this Agreement, the Company shall provide to Parent a true and complete list of the Foreign Company Benefit Plans. “Company Benefit Plans” means all material employee benefit plans or compensation arrangements of any type, including without limitation, (i) the Company Stock Plans, (ii) material plans described in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (iii) any other material pension, profit-sharing, bonus, incentive compensation, deferred compensation, vacation, sick pay, stock purchase, stock option, phantom equity, unemployment, hospitalization or other medical, life or other insurance, long- or short-term disability, change of control, fringe benefit, or any other material plan, program or policy providing benefits or compensation for the benefit of any current, former or retired employee, officer, consultant, independent contractor or director, and (iv) any material individual employment, compensation, severance, consulting or similar agreement, in each case, that is sponsored, maintained or contributed to by the Company or a Company Subsidiary, or with respect to which the Company or a Company Subsidiary may have any liability (contingent or otherwise). Within twenty (20) Business Days following the date of this Agreement, the Company shall provide or make available to Parent a true, correct and complete copy of each U.S. Company Benefit Plan (or, if a plan is not written, a written description thereof), and, to the extent applicable, trust agreements, insurance contracts and other funding vehicles, the most recent Annual Reports (Form 5500 Series) and accompanying schedules, the most recent actuarial valuation report, the most recent financial statement, summary plan description (and any summaries of material modifications thereto) and the most recent determination letter from the Internal Revenue Service with respect to the U.S. Company Benefit Plans. With respect to the Foreign Company Benefit Plans, the Company shall provide or make available to Parent a true, correct and complete copy of each Foreign Company Benefit Plan (or, if a plan is not written, a written description thereof), and, to the extent applicable, trust agreements, insurance contracts and other funding vehicles, the most recent actuarial valuation report and the most recent financial statement that has been requested in writing by Parent within thirty (30) Business Days following such written request by Parent. For purposes of the Company’s obligation pursuant to this Section 4.11(a) to provide or make available to Parent a copy of each Company Benefit Plan, if such Company Benefit Plan is an individual agreement that is materially consistent with a form of agreement, the Company may meet such obligation by providing or making available to Parent a copy of such form.

(b)           With respect to each U.S. Company Benefit Plan that is intended to qualify under Section 401(a) or 401(k) of the Code, such plan has received a favorable determination letter from the Internal Revenue Service with respect to its qualification, and its related trust has been determined to be exempt from tax under Section 501(a) of the Code and, to the knowledge of Company, nothing has occurred since the date of such letter to adversely affect such qualification or exemption.  With respect to each U.S. Company Benefit Plan, except in each case as would not constitute a Company Material Adverse Effect, (A) each such plan has been administered in compliance with its terms and applicable Laws; (B) neither the Company nor any Company Subsidiary has engaged in any transaction or acted or failed to act in any manner that would subject the Company or any Company Subsidiary to any liability for a breach of fiduciary duty under ERISA; (C) no disputes, government audits, examinations or, to the knowledge of the Company, investigations are pending or, to the knowledge of the Company, threatened other than ordinary claims for benefits; (D) neither the Company nor any Company Subsidiary has engaged in any transaction in violation of Section 406(a) or (b) of ERISA or Section 4975 of the Code for which no exemption exists under Section 408 of ERISA or Section 4975(c) or 4975(d) of the Code; (E) all contributions due have been made on a timely basis or have been properly recorded on the books of the Company or a Company Subsidiary; (F) the minimum funding standards (within the meaning of Sections 412 and 430 of the Code or Section 302 of ERISA) are satisfied, whether or not waived, and no application for a waiver of the minimum funding standard has been submitted to the Internal Revenue Service; (G) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred within the one-year period prior to the date hereof; (H) no liability (other than for premiums to the Pension Benefit Guaranty Corporation (the “PBGC”)) under Title IV of ERISA has been or is reasonably expected to be incurred by the Company or any Company ERISA Affiliate, and all premiums to the PBGC have been timely paid in full; (I) the PBGC has not instituted proceedings to terminate any Company Benefit Plan that is subject to Title IV of ERISA; (J) no Company Benefit Plan is currently, or is reasonably expected to be, in “at-risk” status (as defined in Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code); and (K) no events have occurred that could result in a payment by or assessment against the Company or any Company Subsidiary of any excise taxes under Section 4972, 4975, 4976, 4979, 4980B, 4980D, 4980E or 5000 of the Code.  For purposes of this Agreement, “Company ERISA Affiliate” means any trade or business, whether or not incorporated, which together with the Company would be deemed a single employer within the meaning of Section 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA.

(c)           Except as disclosed on Schedule 4.11(c) of the Company Disclosure Letter, no Company Benefit Plan is (i) a multiemployer plan within the meaning of Section 3(37) of ERISA that is subject to ERISA or (ii) subject to Title IV of ERISA.

(d)           No event has occurred with respect to a Company Benefit Plan that would reasonably be expected to result in liability to the Company or any Company Subsidiary which constitutes a Company Material Adverse Effect.

(e)           Except as disclosed on Schedule 4.11(e) of the Company Disclosure Letter (i) no present or former employees of the Company or any of the Company Subsidiaries are covered by any employee agreements or plans that provide or will provide material post-termination health or life insurance benefits (except as required pursuant to Section 4980B of the Code or Part 6 of Title I of ERISA or other applicable Law) or has or will obtain a right to receive a gross-up payment from the Company or any of the Company Subsidiaries with respect to any excise or other taxes which may be imposed upon such present or former employee pursuant to Section 4999 or 409A of the Code and (ii) except as set forth in Section 3.4 or 7.3, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in conjunction with any other event, such as termination of employment) shall result in, cause the accelerated vesting or delivery of, or materially increase the amount or value of, any payment or benefit to any employee, officer or director of the Company or any of the Company Subsidiaries.

(f)           To the knowledge of the Company (i) at all times since January 1, 2005, all Company Benefit Plans that are subject to Section 409A have been operated in a manner that materially complies with Section 409A, (ii) all Company Benefit Plans that were in effect prior to January 1, 2009 were validly amended no later than December 31, 2008 to become in material documentary compliance with Section 409A and (iii) all new Company Benefit Plans that were established after December 31, 2008 have, since their inceptions, been in material documentary compliance with Section 409A.

(g)           With respect to each Company Benefit Plan that is subject to the laws of any jurisdiction outside of the United States (a “Foreign Company Benefit Plan”), except in each case as would not constitute a Company Material Adverse Effect, (i) such plan has been in all material respects, established, maintained and administered in accordance with its terms and all applicable Laws and orders of any controlling Governmental Entity, (ii) if such plan is required to be registered, such plan has been registered and maintained in good standing with applicable regulating authorities, and (iii) if such plan is required to be funded and/or book reserved, such plan is funded and/or book reserved, as appropriate, in accordance with applicable Law.

Section 4.12	Board Recommendation; Company Action; Requisite Vote of the Company’s Stockholders.

(a)           The Board of the Company has, by resolutions duly adopted by the requisite vote of the directors and not subsequently rescinded or modified in any way, unanimously (i) determined that this Agreement, the Merger, in accordance with the terms of this Agreement, and the other transactions contemplated hereby are advisable, fair to, and in the best interests of the Company and its stockholders, (ii) approved and adopted this Agreement and approved the Merger and the other transactions contemplated hereby and (iii) directed that this Agreement be submitted for consideration by the stockholders of the Company and resolved to recommend that the stockholders of the Company approve and adopt this Agreement and the Merger (provided, that any change in or modification or rescission of such recommendation by the Board of the Company in accordance with Section 7.11 shall not be a breach of the representation in (iii)). The Board of the Company has received from the Company Financial Advisor an opinion, dated the date of this Agreement, a written copy of which will be provided to Parent as soon as practicable after the date hereof, solely for informational purposes, that, as of such date and based upon and subject to the limitations and assumptions set forth therein, the Merger Consideration to be received in the Merger by holders of Company Common Stock (other than Parent and its Affiliates) is fair to such holders from a financial point of view.

(b)           The affirmative vote of the holders of the majority of the outstanding shares of Company Common Stock (the “Required Company Vote”) is the only vote required of the holders of any class or series of Company capital stock that shall be necessary to adopt this Agreement and to consummate the transactions contemplated thereby.

Section 4.13	Taxes.

(a)           (i) All material Tax Returns required to be filed by or with respect to the Company and the Company Subsidiaries before the date hereof have been timely filed (taking into account all extensions), and all such Tax Returns are true, correct and complete in all material respects, (ii) the Company and the Company Subsidiaries have paid all material Taxes due or claimed to be due, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of the Company, and (iii) the charges, accruals and reserves for Taxes with respect to the Company and the Company Subsidiaries reflected in the December 31, 2013 consolidated balance sheet of the Company (the “Company Balance Sheet”) are adequate under GAAP to cover unpaid Tax liabilities accruing through the date thereof.

(b)           Neither the Company nor any of the Company Subsidiaries is party to any material agreement, the principal purpose of which is the allocation, indemnification or sharing of Taxes other than such an agreement exclusively between or among the Company and any Company Subsidiary, and neither the Company nor any of the Company Subsidiaries has been a member of an affiliated group (or similar state, local or foreign filing group) filing a material consolidated income Tax Return (other than a group the common parent of which is the Company or which relates to a Tax period ending on or before December 31, 2007).

(c)           During the period beginning two (2) years before the date hereof, none of the Company nor any of the Company Subsidiaries has been a distributing corporation or a controlled corporation for purposes of Section 355 of the Code.

(d)           Neither the Company nor any of the Company Subsidiaries has taken or agreed to take any action, or knows of any fact, agreement or circumstance that would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

(e)           “Tax” means (i) any federal, state, provincial, local, foreign or other tax, import, duty or other governmental charge or assessment or escheat payments, or deficiencies thereof, including income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, windfall profits, gross receipts, value added, sales, use, excise, custom duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental, real and personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, withholding, estimated or other similar tax and including all interest and penalties thereon and additions to tax, (ii) all liability for the payment of any amounts of the type described in (i) as the result of being a member of an affiliated, consolidated, combined or unitary group, and (iii) all liability for the payment of any amounts as a result of an express or implied obligation to indemnify any other Person with respect to the payment of any amounts of the type described in (i) or (ii).

(f)            “Tax Return” means any return, estimated tax return, report, declaration, form, claim for refund or information statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

Section 4.14	Environmental Matters.

Except as to matters that would not constitute a Company Material Adverse Effect:

(a)           The Company and each Company Subsidiary are in compliance with all applicable orders of any court, Governmental Entity or arbitration board or tribunal and all applicable federal, state, local and foreign or international laws and regulations relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) (collectively “Environmental Laws”).

(b)           The Company and each Company Subsidiary are in possession of all permits, approvals, licenses and other authorizations by Governmental Entities required under applicable Environmental Laws (“Environmental Permits”) and are in compliance with the terms and conditions thereof. Such Environmental Permits are in full force and effect, free from breach, and will not be adversely affected by the Merger.

(c)           None of the Company or any Company Subsidiary has entered into any consent decree or received written notice of or is the subject of any actual or threatened material action, cause of action, claim, demand or notice or any actual or threatened material investigation, by any Person or entity alleging liability or seeking Cleanup under, or non-compliance with, any Environmental Law (an “Environmental Claim”).

(d)           There are no Environmental Claims that are pending or threatened against the Company or any of the Company Subsidiaries or against any Person or entity whose liability for any Environmental Claim the Company or any of the Company Subsidiaries has or may have retained or assumed either contractually or by operation of Law.

(e)           There are no past or present specific conditions, events or incidents, including the Release or presence of any Hazardous Material, which would be reasonably likely to form the basis of any Environmental Claim against the Company or any of the Company Subsidiaries or, to the knowledge of the Company, against any Person whose liability for any Environmental Claim the Company or any of the Company Subsidiaries has or may have retained or assumed either contractually or by operation of Law.

(f)           There is no Cleanup of Hazardous Materials being conducted or planned at any property currently or formerly owned or operated by the Company or any of the Company

Subsidiaries (and no such property is contaminated by Hazardous Materials so as to require such Cleanup).

(g)           The Company and the Company Subsidiaries have not treated, stored, disposed of, arranged for or permitted the disposal of, transported, Released or threatened the Release of any Hazardous Material in a manner that would be reasonably likely to form the basis of any Environmental Claim against the Company or any of the Company Subsidiaries.

(h)           “Cleanup” means all actions to: (i) investigate, clean up, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment; (ii) prevent the Release or migration of Hazardous Materials so that they do not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (iv) respond to any government requests for information or documents in any way relating to investigation, cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment. “Hazardous Material” means (i) chemicals, pollutants, contaminants, wastes, toxic and hazardous substances, and oil and petroleum products, (ii) any substance that is or contains asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum or petroleum-derived substances or wastes, radon gas or related materials, lead or lead-based paint or materials, (iii) any substance that requires investigation, removal or remediation under any Environmental Law, or is defined, listed, regulated or identified as hazardous, toxic or otherwise actionable or dangerous under any Environmental Laws, or (iv) any substance that is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic, or otherwise hazardous. “Release” means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping, emptying, dispersal, leaching, migration, transporting or placing of Hazardous Materials, including into or upon, any land, soil, surface water, ground water or air, or otherwise entering into the environment.

(i)           The representations and warranties set forth in this Section 4.14 are the Company’s sole representations and warranties with respect to environmental matters, Environmental Permits, Environmental Claims, Environmental Law or Hazardous Materials.

Section 4.15	Compliance with Laws.

Except for non-compliance as would not constitute a Company Material Adverse Effect: (a) the Company and the Company Subsidiaries are in compliance with all applicable Laws of any United States federal, state or local, or international, supranational or foreign, government or agency thereof that materially affect the business, properties or assets owned or leased by the Company and the Company Subsidiaries; and (b) no written notice, charge, claim, action or assertion has been received by the Company or any Company Subsidiary or, to the Company’s knowledge, filed, commenced or threatened in writing against the Company or any Company Subsidiary alleging any such non-compliance, in either case, that remains unresolved. All licenses, permits and approvals required under such Laws with respect to the Company or the Company Subsidiaries or their businesses, properties or assets are in full force and effect, except where the failure to be obtained or to be in full force and effect does not constitute a Company Material Adverse Effect. Notwithstanding the foregoing, no representation or warranty in this

Section 4.15 is made with respect to (a) Environmental Laws, Environmental Claims or Environmental Permits, which are covered by Section 4.14, (b) Taxes, which are covered by Section 4.13, (c) ERISA matters, which are covered by Section 4.11, (d) the FCPA or the Bribery Act (each as defined in Section 4.23(b)) or any other applicable Anti-Corruption Law, which are covered by Section 4.23, or (e) the Sarbanes-Oxley Act, the Securities Act or the Exchange Act, which are covered by Section 4.5.

Section 4.16	Employment Matters.

Within ten (10) Business Days following the date of this Agreement, the Company shall provide to Parent a true and complete list of each collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization that the Company or any Company Subsidiary is a party to or otherwise bound by, along with descriptions of any such contracts or agreements that are presently being negotiated, any pending representation campaigns respecting any of the employees of the Company or any of the Company Subsidiaries, and any campaigns being conducted to solicit cards from employees of the Company or any of the Company Subsidiaries to authorize representation by any labor organization. To the knowledge of the Company, neither the Company nor any Company Subsidiary (i) is a party to, or bound by, any citation by any Governmental Entity relating to employees or employment practices which would constitute a Company Material Adverse Effect; (ii) is the subject of any proceeding asserting that it has committed an unfair labor practice which would constitute a Company Material Adverse Effect; or (iii) is the subject of any proceeding seeking to compel it to bargain with any labor union or labor organization. As of the date of this Agreement, there is no pending or, to the knowledge of the Company, threatened, material labor strike or work stoppage involving the Company or any of the Company Subsidiaries.

Section 4.17	Investment Company.

The Company has been advised of the rules and requirements under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the “Investment Company Act”). The Company is not required to register as an “investment company” within the meaning of the Investment Company Act

Section 4.18	Title to Properties.

Except as would not constitute a Company Material Adverse Effect: (a) the Company and the Company Subsidiaries have good and defensible title to all real property owned by the Company and the Company Subsidiaries and good title to all other material properties owned by them, in each case, free and clear of all Liens (other than Permitted Liens) or restrictions, and (b), to the knowledge of the Company, all of the leases and subleases under which the Company or the Company Subsidiaries holds properties are in full force and effect.

Section 4.19	Intellectual Property.

Except as would not constitute a Company Material Adverse Effect, the Company and the Company Subsidiaries own or possess adequate licenses or other valid rights to use all patents, patent rights, know-how, trade secrets, trademarks, trademark rights and other proprietary information and other proprietary intellectual property rights (collectively,

“Intellectual Property”) necessary to carry on the Company’s business as now operated by them. Except as would not constitute a Company Material Adverse Effect, there is no (and the Company has not received notice of any) infringement of or conflict with rights of others with respect to any Intellectual Property or of any facts or circumstances which would render any Intellectual Property invalid or inadequate to carry on the Company’s business as now operated by it.

Section 4.20	Insurance.

Promptly following a request by Parent the Company will make available to Parent correct and complete copies of, material insurance policies maintained by the Company and the Company Subsidiaries, including fire and casualty, general liability, workers’ compensation and employer liability, pollution liability, directors and officers and other liability policies. As of the date hereof, except as would not constitute a Company Material Adverse Effect all such insurance policies are in full force and effect, and the Company believes in good faith that its level of coverage is reasonably customary in comparison to coverage carried by companies in similar lines of business as the Company and the Company Subsidiaries. Except as would not constitute a Company Material Adverse Effect neither the Company nor any Company Subsidiary is in breach or default under any such insurance policy, and neither the Company nor any Company Subsidiary has taken any action or failed to take any action which (including with respect to the transactions contemplated by this Agreement), with notice or lapse of time or both, would constitute a breach or default, or permit a termination or material modification of any of the material insurance policies of the Company and the Company Subsidiaries.

Section 4.21	Material Contracts.

(a)           Except for this Agreement and agreements filed with the SEC, neither the Company nor any Company Subsidiary is, as of the date hereof, a party to or bound by any written agreement:

(i)           that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)           that is a partnership or joint-venture agreement (other than a partnership agreement constituting an organizational agreement of a Subsidiary) that is material to the Company and the Company Subsidiaries considered as a single enterprise;

(iii)           except for intercompany transactions among the Company and the Company Subsidiaries in the ordinary course of business consistent with past practices, relating to the borrowing of money (including any guarantee thereof) or that is a mortgage, security agreement, capital lease or similar agreements, in each case in excess of $100 million or that creates a Lien other than a Permitted Lien on any material asset of the Company or any Company Subsidiary;

(iv)           other than any partnership, joint venture or similar arrangement, that limits or purports to limit the ability of the Company or any of its Affiliates to compete or engage in any line of business, in any geographic area or with any

Person and that, in each case, is material to the Company and the Company Subsidiaries considered as a single enterprise (it being further agreed the Company shall use its reasonable best efforts to provide to Parent by December 19, 2014, true and correct copies of all partnership, joint venture or similar arrangements with any such limitations and any other agreements with any such limitations that would apply to Parent or any of its Subsidiaries (other than the Company and the Company Subsidiaries) from and after the consummation of the Merger);

(v)           except for intercompany transactions among the Company and the Company Subsidiaries in the ordinary course of business consistent with past practices, for the license or sublicense of any Intellectual Property or other intangible asset (whether as a licensor or a licensee) that provides (A) for payment of $25 million or more per year or (B) material exclusive rights to any third party;

(vi)           relating to the sale of any of the assets or properties (other than dispositions of inventory and consumables in the ordinary course of business consistent with past practices) of the Company or any Company Subsidiary in excess of $50 million, other than those as to which the sale transaction has previously closed, (A) are so reflected on the Company’s financial statements and (B) the Company and the Company Subsidiaries have no continuing material obligation thereunder or relate to an intercompany transaction among the Company and the Company Subsidiaries in the ordinary course of business consistent with past practices;

(vii)           relating to the acquisition by the Company or any Company Subsidiary of any assets (other than acquisitions of equipment and supplies in the ordinary course of business), operating business or the capital stock of any other Person in excess of $50 million other than those as to which the acquisition has previously closed and (A) are so reflected on the Company’s financial statements and (B) the Company and the Company Subsidiaries have no continuing obligation thereunder;

(viii)           that (A) obligates the Company or any Company Subsidiary for more than one year, has total projected revenue of at least $100 million and is currently operating or currently projected to operate at a loss or (B) involves a take or pay amount of at least $100 million; and

(ix)            with respect to a Company Stock Plan or Company Benefit Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, except to the extent contemplated by Section 3.4.

All written agreements of the type described in this Section 4.21, including those agreements filed with the SEC, shall be collectively referred to herein as the “Material Contracts.”

(b)           Neither the Company nor any Company Subsidiary, nor, to the Company’s knowledge, any counterparty to any Material Contract, has violated or is alleged to have violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any Material Contract, except in each case for those violations and defaults which would not constitute a Company Material Adverse Effect.

Section 4.22	Customers and Suppliers.

Since December 31, 2013 through the date of this Agreement: (a) no customer or supplier of the Company or any Company Subsidiary has canceled or otherwise terminated its relationship with the Company or any Company Subsidiary except as would not constitute a Company Material Adverse Effect; (b) no customer or supplier of the Company or any Company Subsidiary has overtly threatened to cancel or otherwise terminate its relationship with the Company or any Company Subsidiary or its usage of the services of the Company or any Company Subsidiary, except as would not constitute a Company Material Adverse Effect; and (c) the Company and the Company Subsidiaries have no direct or indirect ownership interest that is material to the Company and the Company Subsidiaries taken as a whole in any customer or supplier of the Company or any Company Subsidiary.

Section 4.23	Certain Business Practices.

(a)           To the knowledge of the Company, neither the Company nor any Company Subsidiary has since January 1, 2010, directly or indirectly, (i) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any Governmental Entity of any jurisdiction or (ii) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is or would be prohibited under any applicable Anti-Corruption Laws (as defined below) of any relevant jurisdiction covering a similar subject matter as in effect on or prior to the Effective Time applicable to the Company and the Company Subsidiaries and their respective operations, except as would not constitute a Company Material Adverse Effect. The Company has instituted and maintained policies and procedures designed to ensure compliance with such Laws.

(b)           To the knowledge of the Company and except as would not constitute a Company Material Adverse Effect, none of the Company, any Company Subsidiary or any Affiliate of the Company, nor any of their respective directors, officers, employees, agents or other Representatives, or anyone acting on behalf of the Company or its Subsidiaries, is aware of or has taken, since January 1, 2010, any action, directly or indirectly, that would result in a violation of: the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”); the UK Bribery Act 2010 or its predecessor laws (“Bribery Act”); or any analogous anticorruption laws, statutes, rules or ordinances applicable to the Company, the Company Subsidiaries or Affiliates of the Company, as applicable (collectively, “Anti-Corruption Laws”), including, without limitation, offering, paying, promising to pay or authorizing the payment of money or anything of value to a foreign governmental official or any other Person while knowing or having a reasonable belief that all or some portion of it would be given to a foreign governmental official and used for the purpose of:  (A) influencing any act or decision of a foreign governmental official or other Person, including a decision to fail to perform official functions, (B) inducing any foreign governmental official or other Person to do or omit to do any act in violation of the lawful duty of such official, (C) securing any improper advantage, or (D) inducing any foreign governmental official to use influence with any Governmental Entity in order to affect any act or decision of such Governmental Entity, in order to assist the Company, any Company Subsidiary or any Affiliate of the Company in obtaining or retaining business with, or directing business to, any Person, in each case, in violation of any applicable Anti-Corruption Laws.

(c)           No proceeding by or before any Governmental Entity involving the Company, any Company Subsidiary or any Affiliate of the Company, or any of their directors, officers, employees, or agents, or anyone acting on behalf of the Company or its Subsidiaries, with respect to any applicable Anti-Corruption Laws is pending or, to the knowledge of Company, threatened.  Since January 1, 2010, no civil or criminal penalties have been imposed on the Company, any Company Subsidiary or any Affiliate of the Company with respect to violations of any applicable Anti-Corruption Law, except as have already been disclosed in the Company SEC Reports, nor have any disclosures been submitted to any Governmental Entity with respect to violations of the FCPA, the Bribery Act or any other applicable Anti-Corruption Laws.

(d)           Except as would not constitute a Company Material Adverse Effect, the operations of the Company and the Company Subsidiaries are and have been, since January 1, 2010, conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Company Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(e)           The Company and its Affiliates have complied with all applicable statutory and regulatory requirements relating to export controls and trade sanctions, including, in each case to the extent applicable, the Export Administration Regulations (15 C.F.R. Parts 730 et seq.), the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), section 999 of the Code, the Trading with the Enemy Act of 1917 (50 U.S.C. §§ 1-44), the International Emergency Economic Powers Act (50 U.S.C. §§1701–1706), the Foreign Narcotics Kingpin Designation Act (21 U.S.C. 1901-1908, 8 U.S.C. 1182), and the regulations, rules, and executive orders administered by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”) and any similar rules or regulations of the European Union or other jurisdiction, except as would not constitute a Company Material Adverse Effect. Except as would not constitute a Company Material Adverse Effect, neither the Company, nor any of its Affiliates, shareholders, directors, officers or employees have, directly or indirectly, engaged in any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods, or services to or for the benefit of, provided any payments or material assistance to, or otherwise engaged in or facilitated any transactions with a Prohibited Person. For the purposes of this Agreement, “Prohibited Person” means (i) any individual or entity that has been determined by competent authority to be the subject of a prohibition on such conduct in any law, regulation, rule, or executive order administered by OFAC; (ii) the government, including any political subdivision, agency or instrumentality thereof, of any country against which the United States maintains comprehensive economic sanctions or embargoes; (iii) any individual or entity that acts on behalf of or is owned or controlled by the government of a country against which the United States maintains comprehensive economic sanctions or embargoes; (iv) any individual or entity that has been identified on the OFAC Specially Designated Nationals and Blocked Persons List (Appendix A to 31 C.F.R. Ch. V), as amended from time to time, or 50% or more of which is owned, directly or indirectly, by any such individual or entity; or (v) any individual or entity that has been designated on any similar list or order published by the U.S. government.

(f)           The Company and its Affiliates have developed and implemented an export control and trade sanctions compliance program which includes corporate policies and procedures designed to ensure compliance with applicable Laws relating to export control and trade sanctions, including obtaining licenses or other authorizations as required for access by foreign nationals in the U.S. to controlled technology. Since January 1, 2010, no civil or criminal penalties have been imposed on the Company or any of its Affiliates with respect to violations of applicable Laws relating to export control or trade sanctions, nor have any voluntary disclosures relating to export control and trade sanctions issues been submitted to any Governmental Entity. To the knowledge of the Company, the Company and its Affiliates have not been since January 1, 2010 and are not now under any administrative, civil or criminal investigation or indictment involving alleged violations of any applicable Laws relating to export controls or trade sanctions, except as would not constitute a Company Material Adverse Effect. No Governmental Entity has notified the Company or any of its Affiliates in writing since January 1, 2010 of any actual or alleged violation or breach of any applicable Laws relating to export controls or trade sanctions, except as would not constitute a Company Material Adverse Effect. To the knowledge of the Company, none of the Company or its Affiliates has, since January 1, 2010, undergone or is undergoing any internal or external audit, review, inspection, investigation, survey or examination of records relating to the Company’s or any of its Affiliates’ export activity that would constitute a Company Material Adverse Effect.

Section 4.24	Affiliate Transactions.

There are no material agreements, contracts, transfers of assets or liabilities or other commitments or transactions (other than Company Stock Plans), whether or not entered into in the ordinary course of business, to or by which the Company or any Company Subsidiary, on the one hand, and any of their respective Affiliates (other than the Company or any Company Subsidiary), on the other hand, are or have been a party or otherwise bound or affected, and that (a) are currently pending, in effect or have been in effect at any time since the date that is two (2) years before the date hereof and (b) involve continuing liabilities and obligations that have been, are or will be material to the Company and the Company Subsidiaries taken as a whole. “Affiliate” shall mean, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person.

Section 4.25	Takeover Laws.

The Board of the Company has taken all action necessary to exempt under and not make subject to any state takeover Law or state Law that limits or restricts business combinations or the ability to acquire or vote shares: (a) the execution of this Agreement, (b) the Merger, and (c) the transactions contemplated by this Agreement and the Merger. None of the Company or its respective “affiliates” or “associates” or, to the knowledge of the Company any of its stockholders is or has been an “interested stockholder” (as defined in Section 203 of the DGCL) with respect to Parent. Prior to the date of this Agreement, the Board of the Company has taken all action necessary, assuming the accuracy of the representation in Section 5.22, so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to or as a result of this Agreement or the transaction contemplated hereby.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in (i) the disclosure letter, delivered by Parent and Merger Sub to the Company at or prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (each schedule of which corresponds to a numbered and/or lettered section of this Agreement and of which disclosure made in any section of the Parent Disclosure Letter shall be deemed to be disclosed for all purposes of this Agreement and all other sections of the Parent Disclosure Letter to the extent that it is reasonably apparent that such disclosure is responsive), or (ii) the Parent SEC Reports (as defined in Section 5.4(a)) filed with the SEC between December 31, 2013 and the date of this Agreement (excluding any disclosure set forth in any risk factor section or forward looking statements section, the “Specified Parent SEC Disclosure”), to the extent that it is reasonably apparent that the disclosure in the Specified Parent SEC Disclosure is responsive to the matters set forth in this Article V, Parent and Merger Sub jointly and severally hereby represent and warrant to the Company as follows:

Section 5.1	Organization; Good Standing and Qualification.

(a)           Parent and each of the Subsidiaries of Parent (including Merger Sub) as of the date hereof (the “Parent Subsidiaries”) is a corporation, limited liability company, partnership or other entity duly organized and validly existing under the laws of the jurisdiction of its organization and has all requisite entity power and authority to own, operate and lease its properties and to carry on its business as now conducted.

(b)           Parent and each of the Parent Subsidiaries is duly qualified and/or licensed, as may be required, and in good standing in each of the jurisdictions in which the nature of the business conducted by it or the character of the property owned, leased or used by it makes such qualification and/or licensing necessary, except where the failure to be so qualified and/or licensed does not constitute a Parent Material Adverse Effect. A “Parent Material Adverse Effect” means, with respect to the Parent, any fact, circumstance, occurrence, event, development, change or condition, either individually or together with one or more other contemporaneously existing facts, circumstances, occurrences, events, developments, changes or conditions that is, or would reasonably be expected to be, materially adverse to the business or financial condition of the Parent and the Parent Subsidiaries considered collectively as a single enterprise; provided, however, that any such fact, circumstance, occurrence, event, development, change or condition (or combination thereof) shall not be considered in determining whether a Parent Material Adverse Effect has occurred to the extent it results from (A) a change in Law or GAAP or interpretations thereof, (B) general economic, market, oilfield services industry, or political conditions (including acts of terrorism or war or other force majeure events), (C) any change in Parent’s stock price, trading volume or credit rating (unless due to a circumstance which would separately constitute a Parent Material Adverse Effect), (D) the announcement or pendency of this Agreement, any actions taken in compliance with this Agreement or the consummation of the Merger, (E) acts of God, earthquakes or similar catastrophes, any weather related event or any outbreak of illness or other public health event, or (F) the failure of Parent to meet internal or analysts’ expectations, projections or budgets (unless due to a circumstance which would separately constitute a Parent Material Adverse Effect); provided, however, that (i) any fact, circumstance, occurrence, effect, development, change or condition referred to in clauses (A), (B) or (E) shall be taken into account for purposes of determining whether a Parent Material Adverse Effect has occurred to the extent, but only to the extent, such fact, circumstance, occurrence, effect, development, change or condition adversely affects Parent in a disproportionate manner as compared to other participants in the oilfield services industry.

(c)           The copies of the certificate of incorporation and bylaws of the Parent which are incorporated by reference as exhibits to the Parent’s Annual Report on Form 10-K for the year ended December 31, 2013 and Current Report on Form 8-K filed on February 18, 2014, respectively, are complete and correct copies of such documents as amended and in effect on the date of this Agreement.

Section 5.2	Capitalization.

(a)           The authorized capital stock of Parent consists of (i) 2,000,000,000 shares of Parent Common Stock and (ii) 5,000,000 shares of preferred stock, without par value (the “Parent Preferred Stock”).

(b)           As of November 13, 2014, (i) 847,478,214 shares of Parent Common Stock were issued and outstanding and (ii) 224,037,371 shares of Parent Common Stock were held by Parent in treasury. As of the date of this Agreement, there are no shares of Parent Preferred Stock issued and outstanding or held in treasury. Since September 30, 2014, Parent has not declared or paid any dividend (except for Parent’s quarterly dividend announced on October 20, 2014), or declared or made any distribution on, or authorized the creation or issuance of, or issued, or authorized or effected any split-up or any other recapitalization of, any of its capital stock, or directly or indirectly redeemed, purchased or otherwise acquired any of its outstanding capital stock (other than in connection with Parent’s previously announced share repurchase program). Such issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable, and free of preemptive rights and in compliance with all applicable state and federal securities laws. Parent has not heretofore agreed to take any such action, and there are no outstanding contractual obligations of Parent of any kind to redeem, purchase or otherwise acquire any outstanding shares of capital stock of Parent. There are no outstanding bonds, debentures, notes or other indebtedness or warrants or other securities of Parent having the right to vote (or, other than any outstanding options to purchase Parent Common Stock, convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote.

(c)           As of the date of this Agreement, the authorized limited liability company interests of Merger Sub consists of a single class of limited liability company interests. All of the issued and outstanding limited liability company interests of Merger Sub are, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

Section 5.3	Authorization; No Conflict.

(a)           Assuming the accuracy of Section 4.25, each of Parent and Merger Sub has the requisite corporate power and authority to enter into and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their respective obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by the Board of Parent and by Parent acting in its capacity as the sole member of Merger Sub. No other corporate proceedings on the part of Parent, Merger Sub or any of the Parent Subsidiaries (including any vote of any class or series of outstanding capital stock) are necessary to authorize the execution and delivery of this Agreement, the performance by Parent and Merger Sub of their respective obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby other than the Required Parent Vote (as defined in Section 5.11(b)). This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(b)           None of the execution and delivery of this Agreement by Parent or Merger Sub, the consummation by Parent or Merger Sub of the transactions contemplated hereby or compliance by Parent or Merger Sub with any of the provisions herein will (i) result in a violation or breach of or conflict with the organizational documents of Parent or any of the Parent Subsidiaries, (ii) result in a violation or breach of or conflict with any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by Parent or any of the Parent Subsidiaries under, or result in a right of termination or acceleration under, or result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets owned or operated by Parent or any of the Parent Subsidiaries under, or result in being declared void, voidable, or without further binding effect under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, contract, lease, agreement or other instrument or obligation of any kind to which Parent or any of the Parent Subsidiaries is a party or by which Parent or any of the Parent Subsidiaries or any of their respective properties or assets may be bound or (iii) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in Section 5.3(c), violate any judgment, ruling, order, writ, injunction, decree, statute or Law applicable to Parent or any of the Parent Subsidiaries or any of their respective properties or assets other than any such event described in (i) only with respect to any Parent Subsidiary or (ii) or (iii) which does not constitute a Parent Material Adverse Effect.

(c)           Except for filings, permits, authorizations, consents, approvals and other applicable requirements as may be required under the Securities Act, the Exchange Act, state securities or blue sky laws, the HSR Act, the EC Merger Regulation or other foreign antitrust or competition Laws, and the filing of the Certificate of Merger as required by the DGCL and the Limited Liability Company Act, respectively, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by Parent or Merger Sub of this Agreement or the consummation by Parent or Merger Sub of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notices does not constitute a Parent Material Adverse Effect.

Section 5.4	SEC Reports; Financial Statements and Internal Controls.

(a)           Since December 31, 2012, Parent has filed with the SEC all forms, reports, schedules, registration statements, definitive proxy statements and other documents (collectively, including all exhibits thereto, the “Parent SEC Reports”) required to be filed by Parent with the SEC. As of their respective filing dates, and giving effect to any amendments or supplements thereto filed prior to the date of this Agreement, the Parent SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, and the respective rules and regulations of the SEC promulgated thereunder applicable to the Parent SEC Reports, and none of the Parent SEC Reports contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, except for any reports on Form 8-K required to be filed with respect to this Agreement, the Merger and the transactions contemplated hereby, no event has occurred with respect to Parent or any of Parent Subsidiaries which the Parent is, or after the passage of time, will be, required to report by the filing with the SEC of a current report on Form 8-K which has not been so reported by Parent by the filing of a current report on Form 8-K prior to the date hereof. None of the Parent Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act.

(b)           The consolidated balance sheets and the related consolidated statements of operations, consolidated statements of shareholders’ equity, consolidated statements of comprehensive income and consolidated statements of cash flows (including, in each case, any related notes and schedules thereto) of Parent (collectively, the “Parent Financial Statements”) contained in the Parent SEC Reports have been prepared from the books and records of Parent and the Parent Subsidiaries, comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in conformity with GAAP (except, in the case of unaudited statements, as permitted by

Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as otherwise noted therein) and fairly present in all material respects the consolidated financial position and the consolidated results of operations and cash flows of Parent and the Parent Subsidiaries as of the dates or for the periods presented therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments in the ordinary course of business).

(c)           Other than any matters that do not remain the subject of any open or outstanding inquiry, Parent has not received written notice from the SEC or any other Governmental Entity that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC or other Governmental Entity. Since December 31, 2012, Parent’s independent public accounting firm has not informed Parent that it has any material questions, challenges or disagreements regarding or pertaining to Parent’s accounting policies or practices which are unresolved as of the date of this Agreement. Since December 31, 2012, no current officer or director of Parent has received, or is entitled to receive, any material compensation from any entity other than Parent or a Parent Subsidiary that has engaged in or is engaging in any material transaction with Parent or any Parent Subsidiary.

(d)           With respect to each annual report on Form 10-K, each quarterly report on Form 10-Q and each amendment of any such report included in the Parent SEC Reports, the principal executive officer and principal financial officer of Parent have made all certifications (without qualifications or exceptions to the matters certified) required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct. Other than any matters that do not remain the subject of any open or outstanding inquiry, neither Parent nor its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness or form of such certificates. Neither Parent nor any of the Parent Subsidiaries has outstanding, nor has arranged or modified since the enactment of the Sarbanes-Oxley Act, any “extensions of credit” to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of Parent or any of the Parent Subsidiaries. “Principal executive officer,” “principal financial officer” and “extensions of credit” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(e)           Parent has established and maintains “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act); such disclosure controls and procedures are reasonably designed to ensure that all information (both financial and non-financial) relating to Parent and the Parent Subsidiaries required to be disclosed in Parent’s reports required to be filed with or submitted to the SEC pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act with respect to such reports. Parent has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Board of Parent and on Schedule 5.4(e) of the Parent Disclosure Letter (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(f)           Parent is in compliance in all material respects with (i) all current listing and corporate governance requirements of the NYSE and (ii) all rules, regulations and requirements of the Sarbanes-Oxley Act and the SEC.

Section 5.5	Absence of Material Adverse Changes, etc.

Since January 1, 2014, Parent and the Parent Subsidiaries have conducted their business in the ordinary course of business consistent with past practices and there has not been or occurred:

(a)           a Parent Material Adverse Effect; or

(b)           any damage, destruction or other casualty loss (whether or not covered by insurance) material to the business of Parent.

Section 5.6	Litigation.

There are no suits, actions or legal, administrative, arbitration or other hearings, proceedings or governmental investigations pending or, to the knowledge of Parent, threatened, against Parent or any of the Parent Subsidiaries or any of their respective properties or assets or any director, officer or employee of the Parent or any Parent Subsidiary for which the Parent or any Parent Subsidiary may be liable which constitute a Parent Material Adverse Effect. There are no judgments, decrees, injunctions, awards or orders of any Governmental Entity outstanding against Parent or any of the Parent Subsidiaries which constitute a Parent Material Adverse Effect.

Section 5.7	Information Supplied.

None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the Proxy/Prospectus to be filed by the Company and Parent with the SEC, and any amendments or supplements thereto, or (b) the Registration Statement to be filed by Parent with the SEC in connection with the Merger, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy/Prospectus, at the time that it or any amendment or supplement thereto is first mailed to the Company and Parent stockholders, at the time of the Company Special Meeting and the Parent Special Meeting and at the Effective Time, and, in the case of the Registration Statement, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The portions of the Proxy/Prospectus supplied by Parent will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company specifically for inclusion or incorporation by reference in the Proxy/Prospectus.

Section 5.8	No Undisclosed Liabilities.

Parent and the Parent Subsidiaries do not have any Liabilities required by GAAP to be recognized on a condensed consolidated statement of financial position of Parent, except (a) as reflected, reserved or disclosed in the financial statements (or the notes thereto) included in the Parent SEC Reports as at and for the year ended December 31, 2013 or the 9-month period ended September 30, 2014, (b) as incurred since December 31, 2013 in the ordinary course of business, (c) as have been discharged or paid in full in the ordinary course of business since December 31, 2013, (d) as incurred in connection with the transactions contemplated by this Agreement or (e) as would not constitute a Parent Material Adverse Effect.

Section 5.9	Broker’s Fees.

Except for Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Parent Financial Advisors”), no agent, broker, Person or firm acting on behalf of Parent or any Parent Subsidiary or under Parent’s or any Parent Subsidiary’s authority is or will be entitled to any advisory, commission or broker’s or finder’s fee or commission from any of the parties hereto in connection with any of the transactions contemplated hereby.

Section 5.10	Employee Plans.

(a)           For purposes of this Section 5.10, “Parent Benefit Plans” means all material employee benefit plans or compensation arrangements of any type, including without limitation, (i) material plans described in Section 3(3) of the ERISA, (ii) any other material pension, profit-sharing, bonus, incentive compensation, deferred compensation, vacation, sick pay, stock purchase, stock option, phantom equity, unemployment, hospitalization or other medical, life or other insurance, long- or short-term disability, change of control, fringe benefit, or any other plan, program or policy providing benefits or compensation for the benefit of any current, former or retired employee, officer, consultant, independent contractor or director, and (iii) any material individual employment, compensation, severance, consulting or similar agreement, in each case, that is sponsored, maintained or contributed to by Parent or a Parent Subsidiary, or with respect to which Parent or a Parent Subsidiary has any liability (contingent or otherwise).

(b)           No event has occurred with respect to a Parent Benefit Plan that would reasonably be expected to result in liability to Parent or any Parent Subsidiary which constitutes a Parent Material Adverse Effect.

Section 5.11	Board Recommendation; Required Parent Vote.

(a)           The Board of Parent has, by resolutions duly adopted by the requisite vote of the directors and not subsequently rescinded or modified in any way, unanimously (i) determined that this Agreement, the Merger, in accordance with the terms of this Agreement, and the other transactions contemplated hereby are advisable, fair to, and in the best interests of the Parent and its stockholders, (ii) approved and adopted this Agreement and approved the Merger and the other transactions contemplated hereby, (iii) approved the issuance of shares of Parent Common Stock to the holder of Company Common Stock in connection with the Merger and (iv) directed that the Parent Proposal (as defined in Section 5.11(b)) be submitted for consideration by the stockholders of Parent and resolved to recommend that the stockholders of Parent approve the Parent Proposal (provided that any change in or modification or rescission of such recommendation by the Board of Parent in accordance with Section 7.12 shall not be a breach of the representation). The Board of Parent has received from the Parent Financial Advisors opinions, dated as of the date hereof, to the effect that, as of such date, subject to the limitations and qualifications contained therein, the Merger Consideration to be paid by Parent pursuant to this Agreement is fair to Parent from a financial point of view. Written copies of such opinions will be provided to the Company as soon as practicable after the date hereof, solely for informational purposes.

(b)           The affirmative vote of a majority of the votes cast, provided that the total votes cast constitute a majority of all shares of Parent Common Stock entitled to vote (the “Required Parent Vote”), is the only vote required of the holders of any class or series of Parent’s capital stock that shall be necessary to approve the issuance of Parent Common Stock to the holders of Company Common Stock in connection with Merger (the “Parent Proposal”).

Section 5.12	Taxes.

(a)           (i) All material Tax Returns required to be filed by or with respect to Parent and the Parent Subsidiaries before the date hereof have been timely filed (taking into account all extensions), and all such Tax Returns are true, correct and complete in all material respects, (ii) Parent and the Parent Subsidiaries have paid all material Taxes due or claimed to be due, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of Parent, and (iii) the charges, accruals and reserves for Taxes with respect to Parent and the Parent Subsidiaries reflected in the December 31, 2013 consolidated balance sheet of Parent (the “Parent Balance Sheet”) are adequate under GAAP to cover unpaid Tax liabilities accruing through the date thereof.

(b)           Neither the Parent nor any of its Subsidiaries is a party to any material agreement, the principal purpose of which is the allocation, indemnification or sharing of Taxes other than such an agreement exclusively between or among the Parent and any Parent Subsidiary, and neither the Parent nor any of the Parent Subsidiaries has been a member of an affiliated group (or similar state, local or foreign filing group) filing a material consolidated income Tax Return (other than a group the common parent of which is the Parent or which relates to a Tax period ending on or before December 31, 2007).

(c)           For the two (2) year period ending on the date hereof, none of the Parent nor any of the Parent Subsidiaries has been a distributing corporation or a controlled corporation for purposes of Section 355 of the Code.

(d)           Neither Parent nor any of the Parent Subsidiaries has taken or agreed to take any action, or knows of any fact, agreement or other circumstance that would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

(e)           Merger Sub is a Delaware limited liability company, all of the membership interests of which are owned by Parent, and as to which Parent has not elected to treat as a corporation for United States federal income tax purposes.

Section 5.13	Environmental Matters.

Except as to matters that would not constitute a Parent Material Adverse Effect:

(a)           Parent and each Parent Subsidiary are in compliance with all Environmental Laws.

(b)           Parent and each Parent Subsidiary are in possession of all Environmental Permits and are in compliance with the terms and conditions thereof. Such Environmental Permits are in full force and effect, free from breach, and will not be adversely affected by the Merger.

(c)           None of Parent or any Parent Subsidiary has entered into any consent decree or received written notice of or is the subject of any actual or threatened material action, cause of action, claim, demand or notice or any Environmental Claim.

(d)           There are no Environmental Claims that are pending or threatened against Parent or any of the Parent Subsidiaries or against any Person or entity whose liability for any Environmental Claim Parent or any of the Parent Subsidiaries has or may have retained or assumed either contractually or by operation of Law.

(e)           There are no past or present specific conditions, events or incidents, including the Release or presence of any Hazardous Material, which would be reasonably likely to form the basis of any Environmental Claim against Parent or any of the Parent Subsidiaries or, to the knowledge of Parent, against any Person whose liability for any Environmental Claim Parent or any of the Parent Subsidiaries has or may have retained or assumed either contractually or by operation of Law.

(f)           There is no Cleanup of Hazardous Materials being conducted or planned at any property currently or formerly owned or operated by Parent or any of the Parent Subsidiaries (and no such property is contaminated by Hazardous Materials so as to require such Cleanup).

(g)           Parent and the Parent Subsidiaries have not treated, stored, disposed of, arranged for or permitted the disposal of, transported, Released or threatened the Release of any Hazardous Material in a manner that would be reasonably likely to form the basis of any Environmental Claim against Parent or any of the Parent Subsidiaries.

(h)           The representations and warranties set forth in this Section 5.13 are Parent’s sole representations and warranties with respect to environmental matters, Environmental Permits, Environmental Claims, Environmental Law or Hazardous Materials.

Section 5.14	Compliance with Laws.

Except for non-compliance as would not constitute a Parent Material Adverse Effect: (a) the Parent and the Parent Subsidiaries are in compliance with all applicable Laws of any Governmental Entity that materially affect the business, properties or assets owned or leased by Parent and the Parent Subsidiaries; and (b) no written notice, charge, claim, action or assertion has been received by Parent or any Parent Subsidiary or, to Parent’s knowledge, filed, commenced or threatened in writing against the Parent or any Parent Subsidiary alleging any such non-compliance, in either case, that remains unresolved. All licenses, permits and approvals required under such Laws with respect to the Parent or the Parent Subsidiaries or their businesses, properties or assets are in full force and effect, except where the failure to be obtained or to be in full force and effect does not constitute a Parent Material Adverse Effect. Notwithstanding the foregoing, no representation or warranty in this Section 5.14 is made with respect to (a) Environmental Laws, Environmental Claims or Environmental Permits, which are covered by Section 5.13, (b) Taxes, which are covered by Section 5.12, (c) the FCPA, the Bribery Act or other applicable Anti-Corruption Laws, which are covered by Section 5.15, or (d) the Sarbanes-Oxley Act, the Securities Act or the Exchange Act, which are covered by Section 5.4.

Section 5.15	Certain Business Practices.

(a)           To the knowledge of Parent, neither Parent nor any Parent Subsidiary has, since January 1, 2010, directly or indirectly, (i) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any Governmental Entity of any jurisdiction or (ii) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is or would be prohibited under any applicable Anti-Corruption Laws of any relevant jurisdiction covering a similar subject matter as in effect on or prior to the Effective Time applicable to Parent and the Parent Subsidiaries and their respective operations, except as would not constitute a Parent Material Adverse Effect. The Parent has instituted and maintained policies and procedures designed to ensure compliance with such Law.

(b)           To the knowledge of Parent and except as would not constitute a Parent Material Adverse Effect, none of Parent, any Parent Subsidiary or any Affiliate of Parent, nor any of their respective directors, officers, employees, agents or other Representatives, or anyone acting on behalf of Parent or its Subsidiaries, is aware of or has taken, since January 1, 2010, any action, directly or indirectly, that would result in a violation of: the FCPA; the Bribery Act; or any Anti-Corruption Laws applicable to Parent, the Parent Subsidiaries or Affiliates of Parent, as applicable, including, without limitation, offering, paying, promising to pay or authorizing the payment of money or anything of value to a foreign governmental official or any other Person while knowing or having a reasonable belief that all or some portion of it would be given to a foreign governmental official and used for the purpose of:  (A) influencing any act or decision of a foreign governmental official or other Person, including a decision to fail to perform official functions, (B) inducing any foreign governmental official or other Person to do or omit to do any act in violation of the lawful duty of such official, (C) securing any improper advantage, or (D) inducing any foreign governmental official to use influence with any Governmental Entity in order to affect any act or decision of such Governmental Entity, in order to assist Parent, any

Parent Subsidiary or any Affiliate of Parent in obtaining or retaining business with, or directing business to, any Person, in each case, in violation of any applicable Anti-Corruption Laws.

(c)           No proceeding by or before any Governmental Entity involving Parent, any Parent Subsidiary or any Affiliate of Parent, or any of their directors, officers, employees or agents, or anyone acting on behalf of Parent or its Subsidiaries, with respect to any applicable Anti-Corruption Laws is pending or, to the knowledge of Company, threatened. Since January 1, 2010, no civil or criminal penalties have been imposed on Parent, any Parent Subsidiary or any Affiliate of Parent with respect to violations of any applicable Anti-Corruption Law, except as have already been disclosed in the Parent SEC Reports, nor have any disclosures been submitted to any Governmental Entity with respect to violations of the FCPA, the Bribery Act or any other applicable Anti-Corruption Laws.

(d)           Except as would not constitute a Parent Material Adverse Effect, the operations of Parent and the Parent Subsidiaries are and have been since January 1, 2010 conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Money Laundering Laws and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving Parent or any Parent Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of Parent, threatened.

(e)           Parent and its Affiliates have complied with all applicable statutory and regulatory requirements relating to export controls and trade sanctions, including, in each case to the extent applicable, the Export Administration Regulations (15 C.F.R. Parts 730 et seq.), the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), section 999 of the Code, the Trading with the Enemy Act of 1917 (50 U.S.C. §§ 1-44), the International Emergency Economic Powers Act (50 U.S.C. §§1701–1706), the Foreign Narcotics Kingpin Designation Act (21 U.S.C. 1901-1908, 8 U.S.C. 1182), and the regulations, rules, and executive orders administered by OFAC and any similar rules or regulations of the European Union or other jurisdiction, except as would not constitute a Parent Material Adverse Effect. Except as would not constitute a Parent Material Adverse Effect, neither Parent, nor any of its Affiliates, shareholders, directors, officers or employees have, directly or indirectly, engaged in any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods, or services to or for the benefit of, provided any payments or material assistance to, or otherwise engaged in or facilitated any transactions with a Prohibited Person.

(f)           Parent and its Affiliates have developed and implemented an export control and trade sanctions compliance program which includes corporate policies and procedures designed to ensure compliance with applicable Laws relating to export control and trade sanctions, including obtaining licenses or other authorizations as required for access by foreign nationals in the U.S. to controlled technology. Since January 1, 2010, no civil or criminal penalties have been imposed on Parent or any of its Affiliates with respect to violations of applicable Laws relating to export control or trade sanctions, nor have any voluntary disclosures relating to export control and trade sanctions issues been submitted to any Governmental Entity. To the knowledge of Parent, Parent and its Affiliates have not been since January 1, 2010 and are not now under any administrative, civil or criminal investigation or indictment involving alleged violations of any applicable Laws relating to export controls or trade sanctions, except as would not constitute a Parent Material Adverse Effect. No Governmental Entity has notified Parent or any of its Affiliates in writing since January 1, 2010 of any actual or alleged violation or breach of any applicable Laws relating to export controls or trade sanctions, except as would not constitute a Parent Material Adverse Effect. To the knowledge of Parent, none of Parent or its Affiliates has, since January 1, 2010, undergone or is undergoing any internal or external audit, review, inspection, investigation, survey or examination of records relating to Parent’s or any of its Affiliates’ export activity that would constitute a Parent Material Adverse Effect.

Section 5.16	Sufficient Funds.

Parent shall have, as of the Closing Date, sufficient funds on hand, and has sufficient funds on hand or committed financing, as of the date hereof,  in each case with which to pay the Cash Portion of the Merger Consideration and consummate the transactions contemplated by this Agreement.

Section 5.17	Investment Company.

The Parent has been advised of the rules and requirements under the Investment Company Act. The Parent is not required to register as an “investment company” within the meaning of the Investment Company Act.

Section 5.18	Intellectual Property.

Except as would not constitute a Parent Material Adverse Effect, Parent and the Parent Subsidiaries own or possess adequate licenses or other valid rights to use all Intellectual Property necessary to carry on the Parent’s business as now operated by them. Except as would not constitute a Parent Material Adverse Effect, there is no (and the Parent has not received notice of any) infringement of or conflict with rights of others with respect to any Intellectual Property or of any facts or circumstances which would render any Intellectual Property invalid or inadequate to carry on the Parent’s business as now operated.

Section 5.19	Insurance.

As of the date hereof, except as would not constitute a Parent Material Adverse Effect all material insurance policies of the Parent and the Parent Subsidiaries are in full force and effect, and the Parent believes in good faith that its level of coverage is reasonably customary in comparison to coverage carried by companies in similar lines of business as the Parent and the Parent Subsidiaries. Except as would not constitute a Parent Material Adverse Effect, neither the Parent nor the Parent Subsidiary is in breach or default under any such insurance policy, and neither the Parent nor the Parent Subsidiary has taken any action or failed to take any action which (including with respect to the transactions contemplated by this Agreement), with notice or lapse of time or both, would constitute a breach or default, or permit a termination or material modification or any of the material insurance policies of the Parent and the Parent Subsidiaries.

Section 5.20	Customers and Suppliers.

Since December 31, 2013 through the date of this Agreement: (a) no customer or supplier of Parent or any Parent Subsidiary has canceled or otherwise terminated its relationship with Parent or any Parent Subsidiary, except as would not constitute a Parent Material Adverse Effect; (b) no customer or supplier of Parent or any Parent Subsidiary has overtly threatened to cancel or otherwise terminate its relationship with Parent or any Parent Subsidiary or its usage of the services of Parent or any Parent Subsidiary, except as would not constitute a Parent Material Adverse Effect; and (c) Parent and the Parent Subsidiaries have no direct or indirect ownership interest that is material to Parent and the Parent Subsidiaries taken as a whole in any customer or supplier of Parent or any Parent Subsidiary.

Section 5.21	Affiliate Transactions.

There are no material agreements, contracts, transfers of assets or liabilities or other commitments or transactions (other than incentive plans of the Parent), whether or not entered into in the ordinary course of business, to or by which Parent or any Parent Subsidiary, on the one hand, and any of their respective Affiliates (other than Parent or any Parent Subsidiary), on the other hand, are or have been a party or otherwise bound or affected, and that (a) are currently pending, in effect or have been in effect at any time since the date that is two (2) years before the date hereof and (b) involve continuing liabilities and obligations that have been, are or will be material to Parent and the Parent Subsidiaries taken as a whole.

Section 5.22	Takeover Laws.

The Board of Parent has taken all action necessary to exempt under and not make subject to any state takeover Law or state Law that limits or restricts business combinations or the ability to acquire or vote shares: (a) the execution of this Agreement, (b) the Merger, and (c) the transactions contemplated by this Agreement and the Merger. None of Parent, Merger Sub or their respective “affiliates” or “associates” or, to the knowledge of the Parent any of its stockholders is or has been an “interested stockholder” (as defined in Section 203 of the DGCL) with respect to the Company. Prior to the date of this Agreement, the Board of Parent has taken all action necessary, assuming the accuracy of the representation in Section 4.25, so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to or as a result of this Agreement or the transaction contemplated hereby.

ARTICLE VI
CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1	Conduct of Business by the Company Pending the Merger.

The Company covenants and agrees that, from the date hereof until the Effective Time, except as set forth on Schedule 6.1 of the Company Disclosure Letter, unless Parent shall otherwise consent (which consent shall not be unreasonably withheld) in writing (including electronic mail) or except as expressly permitted or required pursuant to this Agreement:

(a)           The businesses of the Company and the Company Subsidiaries shall be conducted only in the ordinary course of business consistent with past practices, and the

Company and the Company Subsidiaries shall use their reasonable best efforts to maintain their assets and preserve intact their respective business organizations, to maintain their assets and significant beneficial business relationships with suppliers, contractors, distributors, customers, licensors, licensees and others having business relationships with them and to keep available the services of their current key officers and employees;

(b)           Without limiting the generality of Section 6.1(a), except (i) as set forth on Schedule 6.1(b) of the Company Disclosure Letter, (ii) as contemplated by this Agreement, (iii) as required by applicable Law for which the Company shall use its reasonable best efforts to give advance notice to Parent and (iv) for intercompany transactions between the Company Subsidiaries or the Company and Company Subsidiaries in the ordinary course of business consistent with past practices, the Company shall not directly or indirectly, and shall not permit any of the Company Subsidiaries to, do any of the following:

(i)           except for dispositions of inventory and consumables in the ordinary course of business consistent with past practices, sell, lease, transfer or dispose of any assets, rights or securities of the Company or the Company Subsidiaries outside of the ordinary course of business in excess of $100 million in any single transaction or series of related transactions;

(ii)           acquire by merging or consolidating with or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business, corporation, partnership, association or other business organization or division thereof, or enter into binding agreements with respect to any such acquisition, in each case in excess of $150 million (including any contingent consideration) in any single transaction or series of related transactions or if such acquisition would prevent, materially delay or materially impede the satisfaction of the condition set forth in Section 8.1(b), other than pursuant to existing contracts;

(iii)           enter into any partnership, joint venture agreement or similar arrangement if the aggregate amount of capital contributions required to be made under all such arrangements would exceed $150 million;

(iv)           amend or propose to amend the certificate of incorporation or bylaws (or respective constituent documents) of the Company or, in a manner that would be adverse to Parent or its stockholders, the certificate of incorporation or bylaws (or respective constituent documents) of (A) any significant Company Subsidiary identified in Exhibit 21.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 or (B) any other Company Subsidiary that is material to the business of the Company and the Company Subsidiaries taken as a whole;

(v)           except for regular quarterly cash dividends consistent with the amounts declared prior to the date of this Agreement and paid during the third and fourth quarters of 2014, declare, set aside or pay any dividend or other distribution payable in cash, capital stock, property or otherwise with respect to any shares of its capital stock;

(vi)           purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any shares of its capital stock, other equity securities, other ownership interests or any options, warrants or rights to acquire any such stock, securities or interests, other than in connection with the relinquishment of shares by employees and directors of the Company in payment of the exercise price or withholding tax upon the exercise, vesting or delivery, as applicable, of Company Incentive Awards or forfeiture of shares due to termination of employment;

(vii)           split, combine or reclassify any outstanding shares of its capital stock;

(viii)           issue, sell, dispose of or authorize, propose or agree to the issuance, sale or disposition by the Company or any of the Company Subsidiaries of, any shares of, or any options, warrants or rights of any kind to acquire any shares of, or any securities convertible into or exchangeable for any shares of, its capital stock of any class, or any other securities in respect of, in lieu of, or in substitution for any class of its capital stock outstanding on the date hereof, except for issuances by a wholly-owned subsidiary of the Company to the Company or to another wholly-owned subsidiary of the Company;

(ix)           modify the terms of any existing indebtedness for borrowed money or security issued by the Company or any Company Subsidiary having an aggregate principal amount in excess of $100 million in any respect;

(x)           (A) except for trade letters of credit or guarantees issued in the ordinary course of business, incur, assume, guarantee, or become obligated following the date of this Agreement with respect to any indebtedness for borrowed money (including capital leases as defined under GAAP), if the aggregate amount of such incurrences, assumptions, guarantees or obligations following the date of this Agreement (net of any repayments following the date of this Agreement) would exceed $1 billion, (B) make any individual loan, advance or capital contribution to or investment in excess of $50 million in any other Person (other than any wholly-owned Company Subsidiary), (C) pledge or otherwise encumber shares of capital stock of the Company or any Company Subsidiary, (D) mortgage or pledge any of its material tangible or intangible assets, or create or suffer to exist any Liens thereupon (other than currently existing Liens and Permitted Liens) of $100 million or more in the aggregate; or (E) fund or prepay any obligations to any Person, that are not due and payable until after Closing unless in the ordinary course of business consistent with past practices or as disclosed on Schedule 6.1 of the Company Disclosure Letter;

(xi)           except to the extent required by applicable Law, by any Company Benefit Plan as in effect on the date hereof or by contracts in existence as of the date hereof, or as required by Section 7.3 or as contemplated by Section 3.4, (A) subject to clause (H) below, materially increase the compensation or benefits of any of its employees, officers, directors, consultants, independent contractors or service providers, except in the ordinary course of business consistent with past practices, (B) enter into or materially amend any Company Benefit Plan, except in the ordinary course of business consistent with past practices or if such action applies on a substantially similar basis to employees generally within a jurisdiction, (C) enter into, materially amend, alter or modify, or adopt or implement or otherwise commit itself to any plans or arrangements providing for retiree or post-employment medical, accident, disability, life insurance, death or welfare benefits, except in the ordinary course of business consistent with past practice, (D) make a payment of any pension, severance or retirement benefits not required by any Company Benefit Plan or accelerate the vesting or payment of any compensation or benefit under any Company Benefit Plan, except in the ordinary course of business consistent with past practices, (E) accelerate the vesting of, or the lapse of restriction with respect to, any Company Incentive Awards, except in the ordinary course of business consistent with past practices, (F) cause the funding of any rabbi trust or similar arrangement or take any action to materially fund or in any other way materially secure the payment of nonqualified compensation or benefits under any Company Benefit Plan, except in the ordinary course of business consistent with past practices, (G) enter into, renew or materially modify any collective bargaining or similar agreement, except in the ordinary course of business consistent with past practices or (H) make any new equity awards to any director or employee; provided that, for the 2015 calendar year and for each calendar year thereafter, the Company may make new equity awards to directors and employees in accordance with the terms set forth on Schedule 6.1(b)(xi) of the Company Disclosure Letter, which equity awards shall provide that the transactions contemplated by this Agreement shall not constitute a “change of control” for purposes of such awards (provided that such awards that are subject to achievement of performance criteria may be converted as of the Effective Time into awards solely subject to vesting based on the passage of time);

(xii)           except in compliance in all material respects with compliance programs in effect as of the date of this Agreement (or as amended after the date of this Agreement; provided that such amendments are not material), enter into or amend any agreement between the Company or any Company Subsidiary and any agent, sales representative or similar person;

(xiii)           except in the ordinary course of business consistent with past practices, execute or amend (other than as required by existing Company Benefit Plans or employment agreements or by applicable Law) in any material respect any material consulting or indemnification agreement between the Company or any of the Company Subsidiaries and any of their respective directors, officers, agents, consultants or employees, or any material collective bargaining agreement or other material agreement with any labor organization entered into by the

Company or any of the Company Subsidiaries (other than as required by existing Company Benefit Plans or agreements or by applicable Law);

(xiv)           except in the ordinary course of business consistent with past practices, make any material changes in its reporting for Taxes or accounting methods other than as required by GAAP or applicable Law; make, change or rescind any material Tax election or file any material amended Tax Return; make any material change to its method of reporting income, deductions, or other Tax items for Tax purposes; settle or compromise any material Tax liability or enter into any transaction with an Affiliate outside the ordinary course of business if such transaction would give rise to a material Tax liability;

(xv)           unless otherwise permitted under Section 6.1(b)(xi) enter into, amend or terminate any Material Contract, or any agreement that would be a Material Contract if it had been in existence on the date hereof, outside the ordinary course of business;

(xvi)           waive, release, assign, settle, compromise or otherwise resolve any investigation, claim (excluding customer claims in the ordinary course of business that have not resulted in litigation), action, litigation or other legal proceedings, except where such waivers, releases, assignments, settlements or compromises involve only the payment of monetary damages (as well as related non-substantive incidental provisions and other remedies or obligations that are not material in the context of the applicable resolution and which do not restrict Parent or its Subsidiaries (other than the Company and its Subsidiaries) from and after the Closing) in amounts not in excess of $25 million individually, or $200 million in the aggregate for all such proceedings;

(xvii)           make or commit to make capital expenditures (which for the avoidance of doubt shall not include capital leases) in excess of $2.2 billion in any calendar year;

(xviii)           make or assume any Hedges outside the ordinary course of business consistent with past practices. For purposes of this provision, “Hedge” means a derivative transaction within the coverage of SFAS No. 133, including any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral, transportation or other similar arrangement related to such transactions;

(xix)           enter into any agreement, arrangement or commitment that materially limits or otherwise materially restricts the Company or any Company Subsidiary, or that would reasonably be expected to, after the Effective Time, materially limit or restrict Parent or any Parent Subsidiary or any of their respective Affiliates or any successor thereto, from engaging or competing in any line of business in which it is currently engaged or in any geographic area;

(xx)           adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company, or without consulting with Parent and considering its comments in good faith, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any Company Subsidiary identified in Exhibit 21.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013;

(xxi)           take any action that would reasonably be expected to (A) result in any inaccuracy of a representation or warranty herein that would allow for a termination of this Agreement, (B) cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied or (C) prevent, materially delay or materially impede the consummation of the Merger or any other transaction contemplated by this Agreement; or

(xxii)           take or agree in writing to take any of the actions precluded by Section 6.1(b).

Section 6.2	Conduct of Business by Parent Pending the Merger.

Parent covenants and agrees that, from the date hereof until the Effective Time, except as set forth on Schedule 6.2(a) of the Parent Disclosure Letter, unless the Company shall otherwise consent (which consent shall not be unreasonably withheld) in writing (including electronic mail) or except as expressly permitted or required pursuant to this Agreement:

(a)           The businesses of Parent and the Parent Subsidiaries shall be conducted only in the ordinary course of business consistent with past practices, and Parent and the Parent Subsidiaries shall use their reasonable best efforts to maintain their assets and preserve intact their respective business organizations, to maintain their assets and significant beneficial business relationships with suppliers, contractors, distributors, customers, licensors, licensees and others having business relationships with them and to keep available the services of their current key officers and employees.

(b)           Without limiting the generality of Section 6.2(a), except (i) as set forth on Schedule 6.2(b) of the Parent Disclosure Letter, (ii) as contemplated by this Agreement, (iii) as required by applicable Law and (iv) for intercompany transactions between the Parent Subsidiaries or Parent and the Parent Subsidiaries, Parent shall not directly or indirectly do any of the following:

(i)           acquire or agree to acquire by merging or consolidating with any business or corporation, partnership or other business organization or division thereof, if such transaction would prevent or materially delay the consummation of the transactions contemplated by this Agreement;

(ii)           except for regular quarterly cash dividends consistent with the amount announced by Parent on October 20, 2014, subject to increase by no more than 10% on a quarterly basis, declare, set aside or pay any dividend or other distribution payable in cash, capital stock, property or otherwise with respect to any shares of its capital stock;

(iii)           amend or propose to amend, in a manner that would be adverse to the Company or its stockholders, its charter or bylaws (or any other constituent documents);

(iv)           take any action that would reasonably be expected to (A) result in any inaccuracy of a representation or warranty herein that would allow for a termination of this Agreement, (B) cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied or (C) prevent, materially delay or materially impede the consummation of the Merger or any other transaction contemplated by this Agreement;

(v)           take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or would be reasonably likely to prevent or impede, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(vi)           adopt a plan of complete or partial liquidation or dissolution of Parent or any of its material Subsidiaries; or

(vii)           take or agree in writing to take any of the actions precluded by Section 6.2(b).

ARTICLE VII
ADDITIONAL AGREEMENTS

Section 7.1	Preparation of Proxy Statement; Stockholders’ Meetings.

(a)           As promptly as reasonably practicable after the date of this Agreement (and in no event later than December 19, 2014), the Company and Parent shall cause to be prepared and filed with the SEC the Proxy/Prospectus in preliminary form. Each of Parent, Merger Sub and the Company shall promptly obtain and furnish the information concerning itself and its Affiliates required to be included in the Proxy/Prospectus. Each of Parent, Merger Sub and the Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC with respect to the Proxy/Prospectus or the Registration Statement. Each party shall promptly notify the other party upon the receipt of any oral or written comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy/Prospectus or the Registration Statement and shall provide the other party with copies of all written correspondence and a summary of all oral communications between it, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy/Prospectus or the Registration Statement. Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any substantive correspondence (including responses to SEC comments), amendments or supplements to the Proxy/Prospectus or the Registration Statement prior to filing with the SEC, and shall provide to the other a copy of all such filings made with the SEC.

(b)           As promptly as reasonably practicable after the date of this Agreement (and, with respect to the initial filing of the Registration Statement, in no event later than December 19, 2014), Parent shall file with the SEC the Registration Statement containing the Proxy/Prospectus so long as Parent has provided to the Company a draft of the Registration Statement containing the Proxy/Prospectus at least ten (10) days prior to any filing thereof and any supplement or amendment at least two (2) days prior to any filing thereof. Parent and the Company shall use all reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Merger and the other transactions contemplated hereby. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any jurisdiction) required to be taken under any applicable state securities laws in connection with the issuance of shares of Parent Common Stock in the Merger and the Company shall furnish all information concerning the Company and the holders of shares of Company capital stock as may be reasonably requested in connection with any such action. Promptly after the effectiveness of the Registration Statement, Parent and the Company shall cause the Proxy/Prospectus to be mailed to their respective stockholders, and if necessary, after the definitive Proxy/Prospectus has been mailed, promptly circulate amended, supplemented or supplemental proxy materials and, if required in connection therewith, re-solicit proxies or written consents, as applicable. If at any time prior to the Effective Time, the officers and directors of Parent or the Company discover any statement which, in light of the circumstances under which it is made, is false or misleading with respect to a material fact or omits to state a material fact necessary to make the statements made in the Proxy/Prospectus or Registration Statement not misleading, then such party shall immediately notify the other party of such misstatements or omissions. Parent shall advise the Company and the Company shall advise Parent, as applicable, promptly after it receives notice thereof, of the time when the Registration Statement becomes effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the shares of Parent Common Stock for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(c)           The Company shall, (i) in accordance with the Company’s certificate of incorporation and bylaws and applicable Law, take all actions to establish a record date (which will be as soon as practicable after the date hereof) for, duly call, give notice of, convene, and hold a special meeting of its stockholders (the “Company Special Meeting”), for the purpose of securing the Required Company Vote, (ii) in accordance with the Company’s certificate of incorporation and bylaws and applicable Law, distribute to the Company’s stockholders the Proxy/Prospectus as soon as practicable after the date hereof and (iii) except as provided in Section 7.11, use its reasonable best efforts to solicit from stockholders of the Company proxies in favor of the Merger and to take all other action necessary or advisable to secure the Required Company Vote. Within forty-five (45) days following the date upon which the Registration Statement becomes effective (which effective date shall be no later than March 31, 2015; provided that the Company shall not be in breach of the obligation to obtain effectiveness of the Registration Statement if it uses its reasonable best efforts to obtain effectiveness of the Registration Statement during such time period), the Company shall convene and hold the Company Special Meeting. Without limiting the generality of the foregoing, the Company’s obligations pursuant to the first two sentences of this Section 7.1(c) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Company Alternative Proposal or (ii) the withdrawal or modification by the Board of the Company of the Company Board Recommendation or the Board of the Company’s approval of this Agreement or the Merger. Once the Company Special Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Special Meeting without the consent of Parent (which consent shall not be unreasonably withheld or delayed) (other than to the extent necessary (i) for the absence of a quorum, or (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Board of the Company has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Special Meeting; provided that in the event that the Company Special Meeting is delayed to a date after the Termination Date (as defined in Section 9.2(a)) as a result of either (i) or (ii) above, then Parent may extend the Termination Date to the fifth Business Day after such date). Except to the extent permitted by Section 7.11, (i) the Proxy/Prospectus shall (x) state that the Board of the Company has determined that this Agreement and the Merger are advisable and in the best interests of the Company and (y) include the recommendation of the Board of the Company that this Agreement be adopted by the holders of Company Common Stock (such recommendation described in this clause (y), the “Company Board Recommendation”) and (ii) neither the Board of the Company nor any committee thereof shall withdraw, amend or modify, or publicly propose or resolve to withdraw, amend or modify, in a manner adverse to Parent, the Company Board Recommendation.

(d)           Parent shall, (i) in accordance with Parent’s certificate of incorporation and bylaws and applicable Law, take all actions to establish a record date (which will be as soon as practicable after the date hereof) for, duly call, give notice of, convene, and hold a special meeting of its stockholders (the “Parent Special Meeting”) for the purpose of securing the Required Parent Vote, (ii) in accordance with Parent’s certificate of incorporation and bylaws and applicable Law, distribute to Parent stockholders the Proxy/Prospectus as soon as practicable after the date hereof and (iii) use its reasonable best efforts to solicit from stockholders of Parent proxies in favor of the Parent Proposal and to take all other action necessary or advisable to secure the Required Parent Vote. Within forty-five (45) days following the date upon which the Registration Statement becomes effective (which effective date shall be no later than March 31, 2015; provided that Parent shall not be in breach of the obligation to obtain effectiveness of the Registration Statement if it uses its reasonable best efforts to obtain effectiveness of the Registration Statement during such time period), Parent shall convene and hold the Parent Special Meeting. Without limiting the generality of the foregoing, Parent’s obligations pursuant to the first two sentences of this Section 7.1(d) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to Parent of any Parent Alternative Proposal or (ii) the withdrawal or modification by the Board of Parent of the Parent Board

Recommendation or the Board of Parent’s approval of this Agreement or the Merger.  Once the Parent Special Meeting has been called and noticed, Parent shall not postpone or adjourn the Parent Special Meeting without the consent of the Company, which consent shall not be unreasonably withheld or delayed (other than to the extent necessary (A) for the absence of a quorum, or (B) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Board of Parent has determined in good faith, after consultation with Parent’s outside counsel and financial advisors, is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Parent’s stockholders prior to the Parent Special Meeting; provided that in the event that the Parent Special Meeting is delayed to a date after the Termination Date as a result of either (A) or (B) above, then the Termination Date shall be extended to the fifth Business Day after such date). Except to the extent permitted by Section 7.12, (i) the Proxy/Prospectus shall (x) state that the Board of Parent has determined that the Parent Proposal is advisable and in the best interests of Parent and (y) include the recommendation of the Board of Parent that the Parent Proposal be adopted by the holders of Parent Common Stock (such recommendation described in this clause (y), the “Parent Board Recommendation”) and (ii) neither the Board of Parent nor any committee thereof shall withdraw, amend or modify, or publicly propose or resolve to withdraw, amend or modify, in a manner adverse to the Company, the Parent Board Recommendation.

(e)           The Company and Parent shall each use their reasonable best efforts to cause the Company Special Meeting and the Parent Special Meeting to be held on the same date.

Section 7.2	Stock Exchange Listing.

Parent shall use all reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger (including shares issuable under any Adjusted Options) to be approved for listing on the NYSE at or prior to the Effective Time, subject to official notice of issuance.

Section 7.3	Employee Benefit Matters.

(a)           For a period of twelve (12) months following the Closing, Parent shall, and shall cause its Affiliates (including the Company and its Subsidiaries) to, provide to each employee of the Company or any Company Subsidiary who is employed immediately prior to the Closing and who remains in the employ of Parent, the Company or any of its or their Subsidiaries after the Closing (each such individual, a “Continuing Employee”) (i) a level of base salary or hourly wages that is no less favorable than the level of base salary or hourly wages provided to such Continuing Employee immediately prior to the Closing, (ii) cash and equity-based incentive compensation opportunities that are no less favorable than the cash and equity-based incentive compensation opportunities provided to such Continuing Employee immediately prior to the Closing and (iii) with respect to employee benefits, (A) treat similarly situated Continuing Employees on a substantially equivalent basis, taking into account all relevant factors, including but not limited to duties, geographic location, tenure, qualifications and abilities, as other employees of Parent or its Subsidiaries and (B) not discriminate between employee benefits provided to Continuing Employees and employee benefits provided to other employees of Parent or its Subsidiaries.

(b)           From and after the Effective Time, Parent and the Surviving Entity shall honor all Company Benefit Plans and compensation arrangements and agreements in accordance with their terms as in effect immediately before the Effective Time and shall cause any employee benefit plans and compensation arrangements established, maintained or contributed to by Parent or any of its Affiliates (including the Company and its Subsidiaries) that cover any of the Continuing Employees following the Closing (collectively, the “Parent Plans”) to (i) recognize the pre-Closing service of participating Continuing Employees with the Company and its Subsidiaries for purposes of vesting and eligibility to participate, except to the extent such service credit would result in a duplication of benefits for the same period, (ii) recognize the pre-Closing service of participating Continuing Employees with the Company and its Subsidiaries for purposes of benefit accrual and amounts of benefits and contributions (other than for benefit accrual purposes under a defined benefit pension plan, an arrangement providing statutory required benefits or, except as required by a collective bargaining agreement as in effect on the date hereof or by applicable Law, an arrangement that, under applicable Law or collective bargaining agreement, is exclusively subject to collective negotiation or bargaining), except to the extent such service credit would result in a duplication of benefits for the same period, (iii) waive any pre-existing condition limitations for participating Continuing Employees and (iv) provide credit to each participating Continuing Employee under the applicable Parent Plan for amounts paid by such Continuing Employee prior to the Closing during the year in which the Closing occurs under any analogous Company Benefit Plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms of such Parent Plan; provided that nothing herein shall limit the right of the Company, Parent or the Surviving Entity to amend or terminate such plans, arrangements and agreements in accordance with their terms.

(c)           Parent shall cause the Company and its Subsidiaries to credit under any applicable Parent Plans each Continuing Employee with all vacation and personal holiday time that such Continuing Employee has accrued but has not used as of the Closing, provided that any such credited accruals may be used only during the calendar year in which the Closing occurs.

(d)           Without limiting the generality of Section 7.3(b), the Company acknowledges and agrees that all provisions contained in this Agreement with respect to the Continuing Employees are included for the sole benefit of the Company, Parent and the Surviving Entity, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including, without limitation, any employees, former employees, any participant in any Company Benefit Plan or other benefit plan or arrangement, or any dependent or beneficiary thereof, or (ii) to continued employment with the Company, Parent, the Surviving Entity, or any of their respective Subsidiaries.

(e)           Nothing contained herein, whether express or implied, shall be treated as an amendment or other modification of any Company Benefit Plan or other employee benefit plan or arrangement, or shall limit the right of Parent, the Surviving Entity, the Company or any of their Subsidiaries, to amend, terminate or otherwise modify any such Company Benefit Plan or other employee benefit plan or arrangement following the Closing in accordance with its terms. In the event that (i) a party other than the Parent, the Company or any of their Subsidiaries makes a claim or takes other action to enforce any provision in this Agreement as an amendment to any Company Benefit Plan or other employee benefit plan or arrangement, and (ii) such provision is deemed in any judicial proceeding to be an amendment to such Company Benefit Plan or other employee benefit plan or arrangement even though not explicitly designated as such in this Agreement then such provision, to the extent covered by such deemed amendment, shall lapse retroactively and shall have no amendatory effect.

(f)           Effective as of a date no later than the day immediately prior to the Effective Time, unless otherwise directed in writing by Parent, at least ten (10) Business Days prior to the Effective Time, the Company shall take or cause to be taken all actions necessary to (i) adopt amendments to all Section 401(k) plans maintained or contributed to by the Company or a Company Subsidiary (collectively, the “Company 401(k) Plan”) required to be adopted in accordance with the Code to reflect qualification requirements that apply as of the date of termination of the Company 401(k) Plan, (ii) take all necessary action to effect the termination of the Company 401(k) Plan and shall provide Parent with a copy of the applicable board of directors resolutions and termination agreements evidencing such terminations and (iii) ensure that each Continuing Employee is fully vested in his or her account balance under the Company 401(k) Plan. Following the Effective Time, to the extent provided under the terms of the Company 401(k) Plan at the time of termination, Parent shall permit participants in the Company 401(k) Plan who are employed by Parent or its Subsidiaries to (i) make in-service withdrawals from the Company 401(k) Plan, and (ii) continue to receive and repay any loans from the Company 401(k) Plan. Following the Effective Time, Parent shall permit each participant in the Company 401(k) Plan who terminates employment with the Surviving Entity or its Subsidiaries the right to receive a distribution of such participant’s interest under the Company 401(k) Plan, in each case in accordance with the terms of the Company 401(k) Plan. As soon as practicable following Internal Revenue Service approval of the termination of the Company 401(k) Plan, Parent or the Surviving Entity shall, with respect to Continuing Employees who remain actively employed with Parent or the Surviving Entity (i) provide an election to roll over their interest under the Company 401(k) Plan, including plan loans, to a tax-qualified defined contribution plan maintained by Parent or an affiliate of Parent (the “Parent DC Plan”), (ii) cause the trustee of the Company 401(k) Plan to roll over the interest which the participant elects to roll over to the Parent DC Plan, and (iii) cause the Parent DC Plan to accept any such rollovers. The Continuing Employees shall be eligible to participate in the Parent DC Plan immediately following the Effective Time.

(g)           Parent shall not (and shall cause the Parent Subsidiaries not to) communicate or otherwise meet with any of the employees of the Company and Company Subsidiaries to discuss the terms and conditions of employment or employee benefits or compensation matters without reasonable prior notice to the Company or its designee. Such communications and/or meetings shall be effectuated solely by human resources representatives of Parent in reasonable cooperation with the Company, and shall be limited to topics directly related to the terms and conditions of employment with Parent or a Parent Subsidiary and employee benefits or compensation matters following the Effective Time.

(h)           Without limiting Section 7.3(g), Parent and the Company agree that for the period commencing on the date hereof and ending on the Termination Date, each of Parent and the Company will not, and will ensure that its Affiliates (and any person acting on behalf of or in concert with it or any of its Affiliates) will not, directly or indirectly, solicit for employment or hire any officer, director, or employee of the other party or any of the other party’s

Subsidiaries.  The restrictions of this Section 7.3(h) shall not prohibit either party, however, from conducting any general solicitations for employment, such as any newspaper or Internet help wanted advertisement, directly or through any agent (including placement and recruiting agencies) that is not directed at such persons.

(i)           If, during the twelve (12) month period beginning on the Closing Date, the employment of any Continuing Employee is terminated  as a result of an Involuntary Termination, (i) Parent shall pay (or shall cause its Affiliate to pay) such Continuing Employee a lump sum cash severance payment in an amount equal to the greater of (A) (x) the cash severance payment that would be payable to such Continuing Employee under the applicable severance plan, program, agreement or arrangement of the Company or any of its Subsidiaries (each, a “Company Severance Arrangement”), if any, that covers such Continuing Employee as of immediately prior to the Closing Date, under the terms of such Company Severance Arrangement as in effect as of immediately prior to the Closing Date (taking into account service rendered by such Continuing Employee for Parent and Parent’s Affiliates after the Effective Time and disregarding any ability of the Company or its Subsidiaries to terminate or adversely amend such Company Severance Arrangement) or (y) if greater, the amount determined in accordance with the formula set forth in Schedule 7.3(i) of the Company Disclosure Letter or (B) the cash severance payable to such Continuing Employee under any severance program or arrangement of Parent or its Affiliate and (ii) the vesting of all then outstanding equity awards granted by Parent or a Parent Subsidiary, and all Company Incentive Awards described in Section 3.4(g), held by such Continuing Employee shall immediately accelerate in full.  Such cash severance amount will be paid on the date that is sixty (60) days following such Continuing Employee’s Separation From Service; provided that, if such Continuing Employee is a Specified Employee, such payment shall be made on the date that is six (6) months following such Continuing Employee’s Separation From Service, except to the extent that such payment may be made prior to such date without incurring additional taxes or interest under Section 409A.

For purposes of this Section 7.3(i), the terms “Separation From Service” and “Specified Employee” have the meanings ascribed to those terms in Section 409A; the term “Involuntary Termination” shall mean the termination of a Continuing Employee’s employment with Parent or its Affiliate (without a contemporaneous transfer of employment to Parent or its Affiliate) that occurs during the twelve (12) month period following the Effective Time and that results from either such Continuing Employee’s termination of employment by Parent or its Affiliate other than for Cause (as defined herein) or a resignation by such Continuing Employee for Good Reason (as defined herein).

For purposes of this Section 7.3(i), the term “Cause” with respect to a Continuing Employee has the meaning assigned to it (or to a term of like import) in the applicable Company Severance Arrangement as in effect as of immediately prior to the Effective Time, or if such applicable Company Severance Arrangement that covered such Continuing Employee does not define “Cause” (or if such Continuing Employee is not covered by a Company Severance Arrangement as of immediately prior to the Effective Time) then “Cause” means (i) the willful and continued failure by the Continuing Employee to substantially perform the Continuing Employee’s duties with Parent or its Affiliate (other than any such failure resulting from the Continuing Employee’s incapacity due to physical or mental illness) or (ii) the willful engaging by the Continuing Employee in conduct which is demonstrably and materially injurious to Parent or its Affiliate, monetarily or otherwise.

For purposes of this Section 7.3(i), the term “Good Reason” with respect to a Continuing Employee has the meaning assigned to it (or to a term of like import) in the applicable Company Severance Arrangement as in effect as of immediately prior to the Effective Time, or if such applicable Company Severance Arrangement that covered such Continuing Employee does not define “Good Reason” (or if such Continuing Employee is not covered by a Company Severance Arrangement as of immediately prior to the Effective Time) then “Good Reason” means the occurrence (without the Continuing Employee’s express written consent) of any one of the following acts by Parent or its Affiliate, or failures by Parent or its Affiliate to act, unless, in the case of any act or failure to act described in paragraph (a) below, such act or failure to act is corrected prior to the effective date of the Continuing Employee’s termination for Good Reason:

(a)           a reduction by Parent or its Affiliate in the Continuing Employee’s annual base compensation as in effect on the date hereof or as the same may be increased from time to time, except for across-the-board salary reductions similarly affecting all individuals having a similar level of authority and responsibility with Parent or its Affiliate (as applicable); or

 (b)           the relocation of the Continuing Employee’s principal place of employment to a location outside of a 30-mile radius from the Continuing Employee’s principal place of employment immediately prior to the Effective Time or Parent’s or its Affiliate’s (including the Company’s or its Subsidiary’s) requiring the Continuing Employee to be based anywhere other than such principal place of employment (or permitted relocation thereof) except for required travel on Parent’s or its Affiliate’s business to an extent substantially consistent with the Continuing Employee’s business travel obligations immediately prior to the Effective Time.

The Continuing Employee’s continued employment shall not constitute consent to, or a waiver of any rights with respect to, any act or failure to act constituting Good Reason hereunder.

Section 7.4	Section 16 Matters.

No fewer than 18 Business Days prior to the Effective Time, the Company shall prepare and cause to be delivered to Parent a schedule (a) identifying each individual that, for purposes of Section 16(b) under the Exchange Act, (i) is an officer or director of the Company or any Company Subsidiary or (ii) will, at the Effective Time be an officer or director of the Surviving Entity and who owns Company Common Stock and (b) the number of shares of Company Common Stock owned by each such individual. Prior to the Effective Time, each of Parent and the Company shall use reasonable best efforts to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, such efforts to include all steps required to be taken in accordance with the No-Action Letter dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.

Section 7.5	Certain Tax Matters.

(a)           This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

(b)           Parent and the Company shall each use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and to obtain the Tax opinions set forth in Sections 8.2(c) and 8.3(c).

(c)           Officers of Parent, Merger Sub and the Company shall execute and deliver to Davis Polk & Wardwell LLP, tax counsel for the Company, and Baker Botts L.L.P., tax counsel for Parent, certificates substantially in the form agreed to by the parties and such firms at such time or times as may reasonably be requested by such firms, in connection with such tax counsel’s respective delivery of opinions pursuant to Sections 8.2(c) and 8.3(c) hereof. Each of Parent, Merger Sub and the Company shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the certificates described in this Section 7.5.

(d)           The Company and Parent shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the Merger that are required or permitted to be filed on or before the Effective Time. The Surviving Entity shall pay, without deduction from any amount payable to holders of Company Common Stock and without reimbursement from the other party, any such Taxes or fees imposed on it by any Governmental Entity, which becomes payable in connection with the Merger.

(e)           Neither Parent nor Company will take (or fail to take) any action which action (or failure to act) would reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

(f)           Between the date hereof and the Closing Date, the Company shall prepare all Tax Returns for any Tax period which are required to be filed on or before the Closing Date (taking extensions into account) using accounting methods, principles and positions consistent with those used for prior Tax periods, unless a change is required by applicable Law or regulation. All such Tax Returns shall be timely filed and all related Taxes paid on or before the Closing Date.

Section 7.6	Reasonable Best Efforts; Filings, etc.

(a)           Subject to the terms and conditions set forth in this Agreement, including the limitations set forth in Section 7.6(d), each of the parties hereto shall, and the Company shall cause each of the Company Subsidiaries to, use its reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or to cause to be taken, all actions, and to do promptly, or to cause to be done, and to assist and to cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated hereby, including (i) the obtaining of all necessary actions or nonactions, waivers, authorizations, expirations or terminations of waiting periods, clearances, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby and (iv) the execution and delivery of any additional instruments reasonably necessary to consummate the transactions contemplated hereby.

(b)           Subject to Section 7.6(c) and the other terms and conditions herein provided and without limiting the foregoing, the Company and Parent shall (and shall cause their respective Subsidiaries to):

(i)           make their respective required filings (and filings considered by Parent to be advisable after consulting with, and considering in good faith the views of, the Company) under the HSR Act, the EC Merger Regulation and any other Regulatory Laws (and Parent shall be responsible for all filing fees incident thereto), which filings shall be made as promptly as Parent deems advisable, and thereafter shall promptly make any other required submissions under the HSR Act or other such laws; without limiting the generality of the foregoing, each party shall use its reasonable best efforts to respond to and comply promptly with and expeditiously achieve substantial compliance with any request for information regarding the Merger or any such filings for any Governmental Entity charged with enforcing, applying, administering, or investigating any Regulatory Law;

(ii)           use their reasonable best efforts to cooperate with one another in (A) determining which filings are required (or considered by Parent to be advisable after consulting with, and considering in good faith the views of, the Company) to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, Governmental Entities in connection with the execution and delivery of this Agreement, and the consummation of the Merger and the other transactions contemplated hereby and (B) timely making all such filings;

(iii)           promptly notify each other of any communication concerning this Agreement, the Merger or the other transactions contemplated by this Agreement to that party from any Governmental Entity, it being understood that correspondence, filings and communications received from any Governmental Entity shall be immediately provided to the other party upon receipt, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants;

(iv)           not participate or agree to participate in any meeting or substantive discussion (including, without limitation, any discussion relating to the antitrust merits, any potential remedies, commitments or undertakings, the timing of any waivers, consents, approvals, permits, orders or authorizations, and any agreement regarding the timing of consummation of the Merger) with any Governmental Entity relating to any filings or investigation concerning this Agreement, the Merger or the other transactions contemplated by this Agreement unless it consults with the other party and its representatives in advance and invites the other party’s representatives to attend, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants, unless the Governmental Entity prohibits such attendance;

(v)           promptly furnish the other party, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants, with draft copies prior to submission to a Governmental Entity, with reasonable time and opportunity to comment and consult, of all correspondence, filings and communications (and memoranda setting forth the substance thereof) that they, their Affiliates or their respective representatives intend to submit to any Governmental Entity;

(vi)           promptly furnish the other party, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants, with such necessary information and reasonable assistance as such other party and its Affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any Governmental Entity, including, without limitation, any filings necessary or appropriate under the provisions of Regulatory Laws; and

(vii)           deliver to the other party’s outside counsel complete copies of all documents furnished to any Governmental Entity as part of any filing, subject to appropriate confidentiality agreements.

(c)           Parent shall be entitled to direct the antitrust defense of the transaction contemplated by this Agreement in any investigation or litigation by, or negotiations with, any Governmental Entity or other person relating to the Merger or regulatory filings under applicable Regulatory Law, subject to the provisions of Section 7.6(a), Section 7.6(b), Section 7.6(d) and Section 7.6(e) and provided that Parent shall consult with, and consider in good faith the views of, the Company throughout the antitrust defense of the transaction contemplated by this Agreement, including by providing the Company with reasonable opportunity to evaluate, as promptly as practicable, steps to be taken in pursuit of such defense. The Company shall not make any offer, acceptance or counter-offer to or otherwise engage in negotiations or discussions with any Governmental Entity with respect to any proposed settlement, consent decree, commitment or remedy, or, in the event of litigation, discovery, admissibility of evidence, timing or scheduling, except as specifically requested by or agreed with Parent. The Company shall use its reasonable best efforts to provide full and effective support of Parent in all material respects in all such investigations, litigation, negotiations and discussions to the extent requested by Parent.

(d)           Without limiting the foregoing, Parent and Merger Sub shall take all such action (including any Antitrust Action) as may be necessary to resolve such objections, if any, that the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the European Commission, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction, or any other Person, may assert under Regulatory Laws with respect to the transactions contemplated hereby, and to avoid or eliminate, and minimize the impact of, each and every impediment under Regulatory Laws that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Termination Date); provided, however, that nothing contained in this Agreement requires Parent, Merger Sub or the Company to take, or cause to be taken, any Antitrust Action with respect to any of the assets, businesses or product lines of the Company or any of its Subsidiaries, or of Parent or any of its Subsidiaries (including the Surviving Entity), or any combination thereof, if such action would exceed the Detriment Limit. For purposes of this Agreement, “Antitrust Action” means any action with respect to assets, businesses or product lines, including a request that they be (x) divested or held separate or (y) subject to conduct remedies, limitations or other actions, and the “Detriment Limit” would be exceeded if the assets, businesses or product lines subject to Antitrust Action in order to obtain actions or nonactions, waivers, authorizations, expirations or terminations of waiting periods, clearances, consents and approvals from Governmental Entities under Regulatory Laws account for more than $7.5 billion of revenue for the twelve (12) months ended December 31, 2013. If requested by Parent, the Company will agree to and take any action contemplated by this Section 7.6(d), provided that the consummation of any divestiture or the effectiveness of any other remedy is conditioned on the consummation of the Merger. The parties hereto agree that the calculation of revenue shall be measured by reference to the lowest such revenue of Parent or the Company for each such overlapping asset, business or product line subject to Antitrust Action, regardless of which asset, business or product line Parent actually selects for such Antitrust Action. The foregoing agreement in this section is made solely to facilitate the closing of the Merger and does not constitute a representation or admission that the Merger, if consummated without any modification, would violate any Regulatory Laws or that agreeing to any divestitures, hold separate conditions or other restrictions permitted herein or suggested by any person or authority acting under any Regulatory Law would not be harmful to the parties hereto.

(e)           Notwithstanding anything in this Agreement to the contrary but subject to the next sentence, Parent shall have the right, but not the obligation, to oppose or refuse to consent to, through litigation or otherwise, any request, attempt or demand by any Governmental Entity or other person for any divestiture, hold separate condition or any other restriction with respect to any assets, businesses or product lines of Parent, the Company or any of their respective Subsidiaries and shall have the obligation to defend any litigation instituted by a Governmental Entity or other person with respect to the legality of the Merger under applicable Regulatory Laws. In the event Parent opposes or refuses to consent to, through litigation or otherwise, including any appeals, any request, attempt or demand by any Governmental Entity or other person as provided in the preceding sentence, and (i) such proceedings conclude prior to the Termination Date with a decree, injunction or order restricting or prohibiting the Merger or (ii) no decree, order or injunction has been issued in such proceedings prior to the Termination Date, then Parent shall take such actions (including Antitrust Actions) in a timely manner, as are necessary to achieve the clearance by or approval of the Governmental Entity or other person and satisfaction of the condition set forth in Section 8.1(b) [Antitrust/Competition] and Section 8.1(c) [Injunctions or Restraints] (with respect to any Regulatory Law) prior to the Termination Date, provided that Parent shall not be required to take any action that would exceed the Detriment Limit.

(f)           For purposes of this Agreement, “Regulatory Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the EC Merger Regulation, and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Applicable Laws, including without limitation any antitrust, competition or trade regulation laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition.

(g)           The parties will cooperate and use their respective reasonable efforts to identify and comply with any so called “transaction triggered” or “responsible property transfer” requirements under Environmental Laws that result from the Merger.

Section 7.7	Stockholder Litigation.

The Company shall give Parent the opportunity to participate in, but not control, the defense or settlement of any stockholder litigation against the Company or its directors or officers relating to the Merger or any other transactions contemplated hereby; provided, however, that no such settlement shall be agreed to without Parent’s consent (not to be unreasonably withheld).

Section 7.8	Public Statements.

The Company, Parent and Merger Sub shall consult with each other prior to issuing, and provide each other with the opportunity to review and comment upon, any public announcement, statement or other disclosure with respect to this Agreement or the transactions contemplated hereby and shall not issue any such public announcement or statement prior to such consultation, except as may be required by Law or any listing agreement with a national securities exchange or trading market; provided that each of the Company and Parent may make any public statements in response to questions by the press, analysts, investors or those attending industry conferences or analyst or investor conference calls, so long as such statements are not inconsistent with previous statements made jointly by the Company and Parent. In addition, the Company shall, to the extent reasonably practicable and except for any public disclosure under Section 7.11 or Section 7.12, consult with Parent regarding the form and content of any public disclosure of any material developments or matters involving the Company, including earnings releases, reasonably in advance of publication or release. The Company and Parent agree to issue a joint press release announcing the execution and delivery of this Agreement.

Section 7.9	Notification of Certain Matters.

The Company agrees to give prompt notice to Parent and Merger Sub, and to use commercially reasonable efforts to prevent or promptly remedy, the occurrence or failure to occur, or the impending or threatened occurrence or failure to occur, of any event which occurrence or failure to occur would be reasonably likely to cause the failure of any of the conditions set forth in Section 8.2; provided, however, that the delivery of any notice pursuant to this Section 7.9 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice. Each of Parent and Merger Sub agrees to give prompt notice to the Company, and to use commercially reasonable efforts to prevent or promptly remedy, the occurrence or failure to occur, or the impending or threatened occurrence or failure to occur, of any event which occurrence or failure to occur would be reasonably likely to cause the failure of any of the conditions set forth in Section 8.3; provided, however, that the delivery of any notice pursuant to this Section 7.9 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 7.10	Access; Confidentiality.

(a)           From the date hereof until the Effective Time and subject to the requirements of applicable Laws, the Company and Parent shall each (i) give to the other party, its counsel, financial advisors, auditors, potential Financing Sources and other consultants and authorized representatives reasonable access during normal business hours to the offices, properties, books and records of such party and its Subsidiaries, (ii) furnish to the other party, its counsel, financial advisors, auditors, potential Financing Sources, and other consultants and authorized representatives such financial and operating data and other information as such Persons may reasonably request, and (iii) instruct its and its Subsidiaries’ employees, counsel, financial advisors, auditors and other authorized representatives to cooperate reasonably with the other party in its investigation of such party and such party’s Subsidiaries (including, but not limited to, in the case of clauses (i)-(iii), for the purpose of ensuring that the business conducted by the Company complies with, and does not raise material liability risks under, applicable Laws, including, without limitation, Anti-Corruption Laws), except that nothing herein shall require any party to disclose any information that would cause a risk of a loss of privilege to such party or its Subsidiaries.  Notwithstanding the above, no party nor its representatives shall have the right to conduct environmental sampling on any of the properties owned or operated by the other party or its Subsidiaries.  Any investigation pursuant to this Section 7.10(a) shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of any party or its Subsidiaries. The cooperation provisions of this paragraph extend fully to all overseas business, joint venture, and subsidiary locations. In addition, each of the Company and Parent agree to use their reasonable best efforts to facilitate meetings with joint venture partners, agents, representatives, consultants, customs brokers, and other third parties that the other party or its counsel determine may be relevant to due diligence. Each of Parent and the Company shall have the right, in its sole discretion to have a representative present for investigations, interviews and visits.

(b)           Prior to the mailing of the Proxy/Prospectus to the Company’s stockholders and within one week of the Closing, Parent shall provide the Company a reasonable opportunity to meet with the executive officers of the Parent to conduct reasonable due diligence to confirm whether any statement in such Proxy/Prospectus, in light of the circumstances in which it was made, is not false or misleading with respect to a material fact or does not omit to state a material fact necessary to make the statements made in the Proxy/Prospectus not misleading.

(c)           Each of Parent and the Company shall, until the earlier of the Effective Time and the eighteen (18) month anniversary of the termination of this Agreement, hold, and shall use its reasonable best efforts to cause its Representatives to hold, in confidence, unless compelled to disclose by Law, all confidential documents and information concerning the other party furnished or otherwise made available to it or its Affiliates in connection with the transactions contemplated by this Agreement (including, for the avoidance of doubt, the Company Disclosure Letter and Parent Disclosure Letter, as applicable), except to the extent that such information can be shown to have been (i) previously known on a nonconfidential basis by such party, (ii) in the public domain through no fault of such party or (iii) later lawfully acquired by such party from sources other than the other party; provided that each of Parent and the Company may disclose such information to its Representatives in connection with the transactions contemplated by this Agreement so long as such party informs such Persons of the confidential nature of such information and directs them to treat it confidentially. Each of Parent and the Company shall satisfy its obligation to hold any such information in confidence if it exercises the same care with respect to such information as it would take to preserve the confidentiality of its own similar information.  If this Agreement is terminated, each of Parent and the Company shall, and shall use its reasonable best efforts to cause its Representatives to, destroy or deliver to the other party, upon request, all documents and other materials, and all copies thereof, that it or its Affiliates obtained, or that were obtained on their behalf, from the other party in connection with this Agreement and that are subject to such confidence.  “Law” for purposes of this Section 7.10(c) shall include the rules of any national securities exchange.

(d)           Nothing in this Section 7.10 shall require either party to permit any inspection, or to disclose any information, that in the reasonable judgment of such party would (i) violate any of its respective obligations with respect to confidentiality or (ii) result in a violation of applicable Law or loss of privilege. Each party shall use reasonable efforts to make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(e)           No investigation by and of the parties or their respective Representatives made pursuant to this Section 7.10 shall modify, nullify, amend or otherwise affect the representations, warranties, covenants or agreements of the other set forth in this Agreement.

Section 7.11	No Solicitation by the Company.

(a)           Subject to Section 7.11(b), the Company agrees that from and after the date of this Agreement, it shall (i) immediately cease and terminate, and cause to be ceased and terminated, all of its and its Representatives’ discussions and negotiations with any other Person (other than Parent or its Affiliates) regarding any Company Alternative Proposal (as hereinafter defined), (ii) promptly request, and cause to be requested that, each Person that has received confidential information in connection with a possible Company Alternative Proposal within the last twelve (12) months return to the Company or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company and Company Subsidiaries and (iii) not grant any waiver or release under or knowingly fail to enforce any confidentiality, standstill or similar agreement entered into or amended during the twelve (12) months prior to the date hereof in respect of a proposed Company Alternative Proposal (such agreement, a “Company Standstill Agreement”) unless the Board of the Company concludes in good faith that a failure to take any action described in this clause (iii) would reasonably likely be inconsistent with the directors’ fiduciary obligations to the Company’s stockholders under applicable Law. From and after the date of this Agreement, subject to Section 7.11(b) and Section 9.3(b), the Company shall not, directly or indirectly, nor shall the Company authorize or permit any Company Subsidiary or any of its or their respective directors, officers, members, employees, representatives, agents, attorneys, consultants, contractors, accountants, financial advisors and other advisors (a “Representative”) to, (i) solicit, initiate or knowingly encourage or facilitate (including by way of furnishing information), or engage in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its stockholders) which constitutes or would be reasonably expected to lead to a Company Alternative Proposal, (ii) except for confidentiality agreements entered into pursuant to the proviso to the first sentence of Section 7.11(b) or a definitive agreement entered into or to be entered into concurrently with a termination of this Agreement by the Company pursuant to Section 9.3(b), approve or enter into a letter of intent, memorandum of understanding or other contract with any Person, other than Parent and Merger Sub, for, constituting or otherwise relating to a Company Alternative Proposal, (iii) provide or cause to be provided any information or data relating to the Company or any Company Subsidiary in connection with, or in response to, any Company Alternative Proposal by any Person, or (iv) terminate, amend, waive or permit the waiver of any voting restriction contained in the organizational or governing documents of the Company, or take any action contemplated by paragraph (a)(1) of Section 203 of the DGCL. Without limiting the generality of the foregoing, the Company acknowledges and agrees that, in the event any officer, director or financial advisor of the Company takes any action that if taken by the Company would be a breach of this Section 7.11, the taking of such action by such officer, director or financial advisor shall be deemed to constitute a breach of this Section 7.11 by the Company.

(b)           Notwithstanding the provisions of Section 7.11(a), the Company and its Representatives shall be entitled, prior to obtaining the Required Company Vote, to furnish information regarding the Company and any Company Subsidiary to, or engage in discussions or negotiations with, any Person in response to an unsolicited, bona fide, written third party proposal with respect to a Company Alternative Proposal that is submitted to the Company by such Person (for so long as such Company Alternative Proposal has not been withdrawn) if (i) none of the Company, the Representatives of the Company, the Company Subsidiaries or the Representatives of the Company Subsidiaries shall have breached the provisions set forth in this Section 7.11 in any material respect with respect to such Person, and (ii) the Board of the Company shall have determined, in its good faith judgment, after consultation with the Company’s financial advisor and outside legal counsel, that the proposal constitutes or is reasonably likely to lead to a Company Superior Proposal (as hereinafter defined); provided that the Company may not enter into negotiations or discussions or supply any information in connection with a Company Alternative Proposal without entering into a confidentiality agreement, which confidentiality agreement may allow such third party to make Alternative Proposals to the Company in connection with the negotiations and discussions permitted by this Section 7.11(b). Parent shall be entitled to receive an executed copy of any such confidentiality agreement and notification of the identity of such Person promptly (and in any event within twenty-four (24) hours) after the Company’s entering into such discussions or negotiations or furnishing information to the Person making such Company Alternative Proposal or its Representatives. The Company shall promptly provide or make available to Parent any non-

public information concerning the Company and any Company Subsidiary that is provided to the Person making such Company Alternative Proposal or its Representatives which was not previously provided or made available to Parent. The Company agrees that it shall notify Parent promptly (and in any event within forty-eight (48) hours of receipt) if any inquiry, contact or proposal related to a Company Alternative Proposal is received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, the Company, the Company Subsidiaries, any of its Representatives, or any Representatives of the Company Subsidiaries, and thereafter shall keep Parent informed in writing, on a reasonably current basis, of all material developments regarding the status of any such inquiry, contact or proposal and the status of any such negotiations or discussions. Nothing contained in this Agreement shall prevent the Board of the Company from complying with Rule 14e-2 under the Exchange Act with respect to a Company Alternative Proposal or from making any similar disclosure; provided, however, that any disclosure by the Company that relates to a Company Alternative Proposal shall be deemed to be a Company Change in Recommendation unless the Board of the Company reaffirms the Company Board Recommendation in such disclosure.

(c)           Neither the Board of the Company nor any committee thereof shall (i) (A) withdraw (or qualify or modify in a manner adverse to Parent), or propose to withdraw (or qualify or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by the Board of the Company or any such committee thereof of this Agreement, the Merger or any other transaction contemplated by this Agreement, (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve any Company Alternative Proposal, (C) fail to include the Company Board Recommendation in the Proxy/Prospectus or (D) resolve, propose or agree to do any of the foregoing (any action described in this clause (i) being referred to as a “Company Change in Recommendation”) or (ii) (A) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or could reasonably be expected to lead to, any Company Alternative Proposal or that would require the Company to abandon, terminate or fail to consummate the Merger (other than a confidentiality agreement referred to in Section 7.11(b)) (a “Company Acquisition Agreement”) or (B) resolve, agree or propose to do any of the foregoing. Notwithstanding anything in this Agreement to the contrary, if, prior to obtaining the Required Company Vote, the Board of the Company determines in good faith (after consultation with its outside counsel and financial advisors) that the failure to do so would reasonably likely be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law, it may (A) terminate this Agreement pursuant to Section 9.3(b) and cause the Company to enter into a Company Acquisition Agreement with respect to a Company Superior Proposal or (B) make a Company Change in Recommendation in connection with a Company Superior Proposal, but in the case of (1) Section 7.11(c)(ii)(A), only if such Company Superior Proposal has not resulted from a breach of its obligations pursuant to this Section 7.11, and (2) Section 7.11(c)(ii)(A) or (B) only if (x) the Company provides written notice to Parent (a “Company Notice of Change in Recommendation”) advising Parent that the Board of the Company intends to take such action and specifying the reasons therefor, including the terms and conditions of such Company Superior Proposal, the identity of the Person making the Company Superior

Proposal and copies of all relevant documents relating to such Company Superior Proposal that the Company has received from the Person or its representatives that made such proposal and that are the basis of the proposed action by the Board of the Company, including a copy of the proposed Company Acquisition Agreement (if any) (it being understood and agreed that any amendment to the financial terms or other material terms of such Company Superior Proposal shall require a new Company Notice of Change in Recommendation and compliance with the requirements of this Section 7.11(c)); (y) during a period of four (4) Business Days following Parent’s receipt of a Company Notice of Change in Recommendation (or, in the event of a new Company Notice of Change in Recommendation as a result of any such amendment, an extension of two (2) additional Business Days), if requested by Parent, the Company and its Representatives shall have negotiated with Parent and its Representatives in good faith to make such revisions or adjustments proposed by Parent to the terms and conditions of this Agreement as would enable the Company to proceed with its recommendation of this Agreement and the Merger and not to make such Company Change in Recommendation; and (z) if applicable, at the end of such applicable 4- or 2-Business Day period, the Board of the Company, after considering in good faith any such revisions or adjustments to the terms and conditions of this Agreement that Parent, prior to the expiration of such applicable period, shall have offered in writing in a manner that would form a binding contract if accepted by the Company, continues to determine in good faith (after consultation with its outside counsel and financial advisors) that the Company Alternative Proposal constitutes a Company Superior Proposal and that failure to make such Company Change in Recommendation would reasonably likely be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law.

(d)           Other than in connection with a Company Alternative Proposal, the Company may, at any time prior to, but not after, obtaining the Required Company Vote, make a Company Change in Recommendation in response to a Company Intervening Event (a “Company Intervening Event Change in Recommendation”) if the failure to take such action would likely be inconsistent with the fiduciary duties of the Board of the Company to the Company’s stockholders under applicable Law, provided, that: (A) Parent shall have received written notice from the Company (a “Company Notice of Intervening Event Change in Recommendation”) of the Company’s intention to make a Company Intervening Event Change in Recommendation at least four (4) Business Days prior to the taking of such action by the Company, which notice shall specify the applicable Company Intervening Event in reasonable detail, (B) during such period and prior to making a Company Intervening Event Change in Recommendation, if requested by Parent, the Company and its Representatives shall have negotiated in good faith with Parent and its Representatives regarding any revisions or adjustments proposed by Parent to the terms and conditions of this Agreement as would enable the Company to proceed with its recommendation of this Agreement and the Merger and not make such Company Intervening Event Change in Recommendation and (C) the Company may make a Company Intervening Event Change in Recommendation only if the Board of the Company, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that Parent shall have, prior to the expiration of the 4-Business Day period, offered in writing in a manner that would form a binding contract if accepted by the Company, continues to determine in good faith that failure to make a Company Intervening Event Change in Recommendation would likely be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law. A “Company Intervening Event” shall mean any fact, circumstance, occurrence, event, development, change or condition or combination thereof that (i) was not known to the Board of the Company as of the date of this Agreement (or if known, the consequences or magnitude of which were not known or reasonably foreseeable) and (ii) does not relate to (A) any Company Alternative Proposal or (B) clearance of the Merger under the HSR Act, the EC Merger Regulation or any other Regulatory Law, including any action in connection therewith taken pursuant to or required to be taken pursuant to Section 7.6; provided, however, that (1) any change in the price or trading volume of Company Common Stock or Parent Common Stock shall not be taken into account for purposes of determining whether a Company Intervening Event has occurred (it being acknowledged, however, that any underlying cause thereof may be taken into account for purposes of determining whether a Company Intervening Event has occurred); (2) in no event shall any fact, circumstance, occurrence, event, development, change or condition or combination thereof that has had or would reasonably be expected to have an adverse effect on the business or financial condition of Parent or any of its Subsidiaries constitute a Company Intervening Event unless such event, fact, circumstance or development constitutes a Parent Material Adverse Effect; and (3) the Company or Parent meeting, failing to meet or exceeding projections shall not be taken into account for purposes of determining whether a Company Intervening Event has occurred (it being acknowledged, however, that any underlying cause thereof may be taken into account for purposes of determining whether a Company Intervening Event has occurred).

(e)           As used in this Agreement:

(i)           “Company Alternative Proposal” shall mean any bona fide proposal or offer from any Person or group of Persons other than Parent or any of the Parent Subsidiaries or any group of which Parent or any of the Parent Subsidiaries is a member (A) for a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or any similar transaction or series of transactions involving the Company (or any Company Subsidiary or Subsidiaries whose business constitutes 15% or more of the net revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole), (B) for the issuance by the Company of 15% or more of its equity securities or (C) to acquire in any manner, directly or indirectly, 15% or more of the equity securities or consolidated total assets of the Company or 15% or more of the aggregate equity securities of the Company Subsidiaries, in each case other than the Merger.

(ii)           “Company Superior Proposal” shall mean any Company Alternative Proposal (A) which provides that 100% of the Company’s outstanding equity securities shall be converted into, exchanged for or otherwise canceled in exchange for the right to receive consideration that does not constitute 50% or more of the outstanding equity securities of the acquiring or surviving entity or its ultimate parent or (B) providing for the sale of all or substantially all of the Company’s assets, in either case on terms which the Board of the Company determines in its good faith judgment, after consultation with the Company’s outside counsel and financial advisors, would, if consummated, result in a transaction more favorable from a financial point of view to the holders of Company Common Stock than the Merger (or any bona fide written offer or proposal made by Parent in response to such Company Alternative Proposal or otherwise), taking into account all the terms and conditions of such Alternative Proposal and this Agreement (including any conditions to and expected timing of consummation thereof, and all legal, financial and regulatory aspects of such Company Alternative Proposal and this Agreement).

(f)           For the avoidance of doubt, the restrictions set forth in this Section 7.11 shall not apply to any action taken by or on behalf of the Company in connection with its obligations under Section 7.6(d).

Section 7.12	No Solicitation by Parent.

(a)           Subject to Section 7.12(b), Parent agrees that from and after the date of this Agreement, it shall (i) immediately cease and terminate, and cause to be ceased and terminated, all of its and its Representatives’ discussions and negotiations with any other Person (other than the Company or its Affiliates) regarding any Parent Alternative Proposal (as hereinafter defined), (ii) promptly request, and cause to be requested that, each Person that has received confidential information in connection with a possible Parent Alternative Proposal within the last twelve (12) months return to Parent or destroy all confidential information heretofore furnished to such Person by or on behalf of Parent and its Subsidiaries and (iii) not grant any waiver or release under or knowingly fail to enforce any confidentiality, standstill or similar agreement entered into or amended during the twelve (12) months prior to the date hereof in respect of a proposed Parent Alternative Proposal (such agreement, a “Parent Standstill Agreement”) the Parent Board concludes in good faith that a failure to take any action described in this clause (iii) would reasonably likely be inconsistent with the directors’ fiduciary obligations to Parent’s stockholders under applicable Law. From and after the date of this Agreement, subject to Section 7.12(b) and Section 9.4(b), Parent shall not, directly or indirectly, nor shall Parent authorize or permit any of its Subsidiaries or any of its Representatives to, (i) solicit, initiate or knowingly encourage or facilitate (including by way of furnishing information), or engage in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its stockholders) which constitutes or would be reasonably expected to lead to a Parent Alternative Proposal, (ii) except for confidentiality agreements entered into pursuant to the proviso to the first sentence of Section 7.12(b) or a definitive agreement entered into or to be entered into concurrently with a termination of this Agreement by Parent pursuant to Section 9.4(b), approve or enter into a letter of intent, memorandum of understanding or other contract with any Person, other than the Company, for, constituting or otherwise relating to a Parent Alternative Proposal, (iii) provide or cause to be provided any information or data relating to Parent or any of its Subsidiaries in connection with, or in response to, any Parent Alternative Proposal by any Person, or (iv) terminate, amend, waive or permit the waiver of any voting restriction contained in the organizational or governing documents of Parent, or take any action contemplated by paragraph (a)(1) of Section 203 of the DGCL. Without limiting the generality of the foregoing, Parent acknowledges and agrees that, in the event any officer, director or financial advisor of Parent takes any action that if taken by Parent would be a breach of this Section 7.12, the taking of such action by such officer, director or financial advisor shall be deemed to constitute a breach of this Section 7.12 by Parent.

(b)           Notwithstanding the provisions of Section 7.12(a), Parent and its Representatives shall be entitled, prior to obtaining the Required Parent Vote, to furnish information regarding Parent and its Subsidiaries to, or engage in discussions or negotiations with, any Person in response to an unsolicited, bona fide, written third party proposal with respect to a Parent Alternative Proposal that is submitted to Parent by such Person (for so long as such Parent Alternative Proposal has not been withdrawn) if (i) none of Parent, the Representatives of Parent, the Subsidiaries of Parent or the Representatives of Subsidiaries of the Parent shall have breached the provisions set forth in this Section 7.12 in any material respect with respect to such Person, and (ii) the Board of Parent shall have determined, in its good faith judgment, after consultation with Parent’s financial advisors and outside legal counsel, that the proposal constitutes or is reasonably likely to lead to a Parent Superior Proposal (as hereinafter defined); provided that Parent may not enter into negotiations or discussions or supply any information in connection with a Parent Alternative Proposal without entering into a confidentiality agreement, which confidentiality agreement may allow such third party to make Alternative Proposals to Parent in connection with the negotiations and discussions permitted by this Section 7.12(b). The Company shall be entitled to receive an executed copy of any such confidentiality agreement and notification of the identity of such Person promptly (and in any event within twenty-four (24) hours) after Parent’s entering into such discussions or negotiations or furnishing information to the Person making such Parent Alternative Proposal or its Representatives. Parent shall promptly provide or make available to the Company any non-public information concerning Parent and any Subsidiary of Parent that is provided to the Person making such Parent Alternative Proposal or its Representatives which was not previously provided or made available to the Company. Parent agrees that it shall notify Parent promptly (and in any event within forty-eight (48) hours of receipt) if any inquiry, contact or proposal related to a Parent Alternative Proposal is received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, Parent, the Subsidiaries of Parent, any of its Representatives, or any Representatives of the Subsidiaries of Parent, and thereafter shall keep the Company informed in writing, on a reasonably current basis, of all material developments regarding the status of any such inquiry, contact or proposal and the status of any such negotiations or discussions. Nothing contained in this Agreement shall prevent the Board of Parent from complying with Rule 14e-2 under the Exchange Act with respect to a Parent Alternative Proposal or from making any similar disclosure; provided, however, that any such disclosure that relates to a Parent Alternative Proposal shall be deemed to be a Parent Change in Recommendation unless the Board of Parent reaffirms the Parent Board Recommendation in such disclosure.

(c)           Neither the Board of Parent nor any committee thereof shall (i) (A) withdraw (or qualify or modify in a manner adverse to the Company), or propose to withdraw (or qualify or modify in a manner adverse to the Company), the approval, recommendation or declaration of advisability by the Board of Parent or any such committee thereof of this Agreement, the Merger or any other transaction contemplated by this Agreement, (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve any Parent Alternative Proposal, (C) fail to include the Parent Board Recommendation in the Proxy/Prospectus or (D) resolve, propose or agree to do any of the foregoing (any action described in this clause (i) being referred to as a “Parent Change in Recommendation”) or (ii) (A) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, or allow Parent or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or could reasonably be expected to lead to, any Parent Alternative Proposal or that would require the Parent to abandon, terminate or fail to consummate the Merger (other than a confidentiality agreement referred to in Section 7.12(b)) (a “Parent Acquisition Agreement”) or (B) resolve, agree or propose to do any of the foregoing. Notwithstanding anything in this Agreement to the contrary, if, prior to obtaining the Required Parent Vote, the Board of Parent determines in good faith (after consultation with its outside counsel and financial advisors) that the failure to do so would reasonably likely be inconsistent with its fiduciary duties to the Parent’s stockholders under applicable Law, it may (A) terminate this Agreement pursuant to Section 9.4(b) and cause Parent to enter into a Parent Acquisition Agreement with respect to a Parent Superior Proposal or (B) make a Parent Change in Recommendation in connection with a Parent Superior Proposal, but in the case of (1) Section 7.12(c)(ii)(A), only if such Parent Superior Proposal has not resulted from a breach of its obligations pursuant to this Section 7.12, and (2) Section 7.12(c)(ii)(A) or (B) only if (x) Parent provides written notice to the Company (a “Parent Notice of Change in Recommendation”) advising the Company that the Board of Parent intends to take such action and specifying the reasons therefor, including the terms and conditions of such Parent Superior Proposal, the identity of the Person making the Parent Superior Proposal and copies of all relevant documents relating to such Parent Superior Proposal that Parent has received from the Person or its representatives that made such proposal and that are the basis of the proposed action by the Board of Parent, including a copy of the proposed Parent Acquisition Agreement (if any) (it being understood and agreed that any amendment to the financial terms or other material terms of such Parent Superior Proposal shall require a new Parent Notice of Change in Recommendation and compliance with the requirements of this Section 7.12(c)); (y) during a period of four (4) Business Days following the Company’s receipt of a Parent Notice of Change in Recommendation (or, in the event of a new Parent Notice of Change in Recommendation as a result of any such amendment, an extension of two (2) additional Business Days), if requested by the Company, Parent and its Representatives shall have negotiated with the Company and its Representatives in good faith to make such revisions or adjustments proposed by the Company to the terms and conditions of this Agreement as would enable Parent to proceed with its recommendation of this Agreement and the Merger and not to make such Parent Change in Recommendation; and (z) if applicable, at the end of such applicable 4- or 2-Business Day period, the Board of Parent, after considering in good faith any such revisions or adjustments to the terms and conditions of this Agreement that the Company, prior to the expiration of such applicable period, shall have offered in writing in a manner that would form a binding contract if accepted by Parent, continues to determine in good faith (after consultation with its outside counsel and financial advisors) that the Parent Alternative Proposal constitutes a Parent Superior Proposal and that failure to make such Parent Change in Recommendation would reasonably likely be inconsistent with its fiduciary duties to the Parent’s stockholders under applicable Law.

(d)           Other than in connection with a Parent Alternative Proposal, Parent may, at any time prior to, but not after, obtaining the Required Company Vote, make a Parent Change in Recommendation in response to a Parent Intervening Event (a “Parent Intervening Event Change in Recommendation”) if the failure to take such action would likely be inconsistent with the fiduciary duties of the Board of Parent to Parent’s stockholders under applicable Law, provided, that: (A) the Company shall have received written notice from Parent (a “Parent Notice of Intervening Event Change in Recommendation”) of Parent’s intention to make a Parent Intervening Event Change in Recommendation at least four (4) Business Days prior to the taking of such action by Parent, which notice shall specify the applicable Parent Intervening Event in reasonable detail, (B) during such period and prior to making a Parent Intervening Event Change in Recommendation, if requested by the Company, Parent and its Representatives shall have negotiated in good faith with the Company and its Representatives regarding any revisions or adjustments proposed by the Company to the terms and conditions of this Agreement as would enable Parent to proceed with its recommendation of this Agreement and the Merger and not make such Parent Intervening Event Change in Recommendation and (C) Parent may make a Parent Intervening Event Change in Recommendation only if the Board of Parent, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that the Company shall have, prior to the expiration of the 4-Business Day period, offered in writing in a manner that would form a binding contract if accepted by Parent, continues to determine in good faith that failure to make a Parent Intervening Event Change in Recommendation would likely be inconsistent with its fiduciary duties to Parent’s stockholders under applicable Law. A “Parent Intervening Event” shall mean any fact, circumstance, occurrence, event, development, change or condition or combination thereof that (i) was not known to the Board of Parent as of the date of this Agreement (or if known, the consequences or magnitude of which were not known or reasonably foreseeable) and (ii) does not relate to (A) any Parent Alternative Proposal or (B) clearance of the Merger under the HSR Act, the EC Merger Regulation or any other Regulatory Law, including any action in connection therewith taken pursuant to or required to be taken pursuant to Section 7.6; provided, however, that (1) any change in the price or trading volume of Parent Common Stock or Company Common Stock shall not be taken into account for purposes of determining whether a Parent Intervening Event has occurred (it being acknowledged, however, that any underlying cause thereof may be taken into account for purposes of determining whether a Parent Intervening Event has occurred); (2) in no event shall any fact, circumstance, occurrence, event, development, change or condition or combination thereof that has had or would reasonably be expected to have an adverse effect on the business or financial condition of the Company or any of its Subsidiaries constitute a Parent Intervening Event unless such event, fact, circumstance or development constitutes a Company Material Adverse Effect; and (3) Parent or the Company meeting, failing to meet or exceeding projections shall not be taken into account for purposes of determining whether a Parent Intervening Event has occurred (it being acknowledged, however, that any underlying cause thereof may be taken into account for purposes of determining whether a Parent Intervening Event has occurred).

(e)           As used in this Agreement:

(i)           “Parent Alternative Proposal” shall mean any bona fide proposal or offer from any Person or group of Persons (A) for a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or any similar transaction or series of transactions involving Parent (or any Parent Subsidiary or Subsidiaries whose business constitutes 15% or more of the net revenues, net income or assets of Parent and Parent Subsidiaries, taken as a whole), (B) for the issuance by Parent of 15% or more of its equity securities or (C) to acquire in any manner, directly or indirectly, 15% or more of the equity securities or consolidated total assets of Parent or 15% or more of the aggregate equity securities of the Parent Subsidiaries, in each case other than the Merger.

(ii)           “Parent Superior Proposal” shall mean any Parent Alternative Proposal (A) which provides that 100% of Parent’s outstanding equity securities shall be converted into, exchanged for or otherwise canceled in exchange for the right to receive consideration that does not constitute 50% or more of the outstanding equity securities of the acquiring or surviving entity or its ultimate parent or (B) providing for the sale of all or substantially all of Parent’s assets, in either case on terms which the Board of the Parent determines in its good faith judgment, after consultation with Parent’s outside counsel and financial advisors, would, if consummated, result in a transaction more favorable from a financial point of view to the holders of Parent Common Stock than the Merger (or any bona fide written offer or proposal made by the Company in response to such Parent Alternative Proposal or otherwise), taking into account all the terms and conditions of such Parent Alternative Proposal and this Agreement (including any conditions to and expected timing of consummation thereof, and all legal, financial and regulatory aspects of such Parent Alternative Proposal and this Agreement).

(f)           For the avoidance of doubt, the restrictions set forth in this Section 7.12 shall not apply to any action taken by or on behalf of Parent in connection with its obligations under Section 7.6.

Section 7.13	Indemnification and Insurance.

(a)           All rights to indemnification existing in favor of the current or former directors, officers and employees of the Company and the Company Subsidiaries (the “Indemnified Persons”) as provided in the organizational and governing documents of the Company and Company Subsidiaries or under indemnification agreements between Indemnified Persons and the Company and Company Subsidiaries, in each case as in effect as of the date of this Agreement with respect to matters occurring prior to the Effective Time (the “Indemnification Obligations”) shall survive the Merger and shall continue in full force and effect as obligations of the Surviving Entity for a period of not less than six (6) years after the Effective Time unless otherwise required by Law, provided that all rights to indemnification in respect of any claim asserted or made during such period shall continue until the final disposition of such claim. Parent guarantees the full performance of the Indemnification Obligations by the Surviving Entity.

(b)           The Company may prior to Closing obtain and fully pay for “tail” insurance policies for the Persons who, as of the date of this Agreement or as of the Closing Date, are covered by the Company’s existing directors’ and officers’ liability insurance and fiduciary liability insurance with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, that in no event shall the Company expend an amount pursuant to this Section 7.13(b) in excess of 300% of the current annual premium paid by the Company for its existing coverage in the aggregate set forth on Schedule 7.13(b) of the Company

Disclosure Letter. If for any reason the Company does not obtain and fully pay for such “tail” insurance policies prior to the Closing, Parent or the Surviving Entity shall maintain director and officer liability insurance policies from a reputable and financially sound carrier through and including the date six (6) years after the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby) and such policies shall contain coverage that is at least as favorable to the Persons covered by such existing policies (a complete and accurate copy of which has been made available to Parent); provided, that in no event shall Parent or the Surviving Entity be required to expend an amount pursuant to this Section 7.13(b) in excess of 300% of the current annual premium paid by the Company for its existing coverage in the aggregate and if such comparable coverage cannot be obtained by paying an aggregate premium equal to or below 300% of the current annual premium, the Surviving Entity shall only be required to maintain as much coverage as can be maintained by paying an aggregate premium equal to 300% of such amount.

(c)           This Section 7.13 shall survive the consummation of the Merger and is intended to benefit, and shall be enforceable by each Indemnified Person (notwithstanding that such Persons are not parties to this Agreement) and their respective heirs and legal representatives. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Person is entitled, whether pursuant to Law, contract or otherwise. If Parent or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity resulting from such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity, as the case may be, shall assume the applicable obligations set forth in this Section 7.13.

(d)           Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company and Company Subsidiaries or their respective officers, directors, employees or agents or fiduciaries under any Company Benefit Plan, it being understood and agreed that the indemnification provided for in this Section 7.13 is not prior to or in substitution for any such claims under any such policies.

Section 7.14	Dividend Record Dates.

The Company shall coordinate with Parent to designate the record dates and payment dates for the Company’s quarterly dividends to coincide with the record dates and payment dates for Parent’s quarterly dividends, it being the intention of the parties that holders of Parent Common Stock and Company Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their Parent Common Stock and Company Common Stock.

Section 7.15	State Takeover Laws.

If any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other takeover statute or similar statute or regulation, applies to this Agreement and the Merger or the other transactions contemplated by this Agreement, each of Parent, Merger Sub and the Company, as the case may be, shall (a) take all reasonable action to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (b) otherwise act to eliminate the effects of such takeover statute, Law or regulation.

Section 7.16	Financing Cooperation.

(a)           The Company shall, and shall cause the Company Subsidiaries to, use its and their commercially reasonable efforts to provide such cooperation as may be reasonably requested by Parent in connection with the arrangement of any financing to be consummated in connection with the Merger and the other transactions contemplated by this Agreement (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and the Company Subsidiaries); provided that until the Effective Time, the Company shall (i) have no liability or any obligation under any agreement or document related to the financing and (ii) not be required to incur any other Liability in connection with the financing unless simultaneously reimbursed or reasonably satisfactorily indemnified by Parent.

(b)           Parent shall (i) promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with providing the assistance contemplated by this Section 7.16 and (ii) indemnify and hold harmless the Company and the Company Subsidiaries and its and their Representatives from and against any losses, damages, obligations or liabilities suffered or incurred in connection with the Financing or any assistance or activities in connection therewith.

ARTICLE VIII
CONDITIONS

Section 8.1	Conditions to Each Party’s Obligation To Effect the Merger.

The respective obligations of each party to effect the Merger are subject to the satisfaction or, to the extent permitted by applicable Law, the waiver on or prior to the Closing Date of each of the following conditions:

(a)           Stockholder Approval. Each of the Required Company Vote and the Required Parent Vote shall have been obtained.

(b)           Antitrust/Competition.  (i) Any applicable waiting period under the HSR Act shall have expired or been earlier terminated, (ii) the European Commission shall have issued a decision under the EC Merger Regulation declaring the Merger compatible with the common market, or, if the European Commission has adopted any decision under Article 9 of the EC Merger Regulation to refer the Merger in part to any Member State of the European Economic Area, the European Commission shall have issued a decision declaring the part of the Merger not so referred to that Member State compatible with the common market and every Member State to which part of the Merger has been referred under Article 9 having issued a decision clearing the Merger and (iii) all applicable waiting and other time periods under

Regulatory Laws specified on Schedule 8.1(b), other than the HSR Act and the EC Merger Regulation, shall have expired, lapsed or been terminated (as appropriate) and all regulatory clearances set forth on Schedule 8.1(b) shall have been obtained.

(c)           No Injunctions or Restraints. There shall be no Law, injunction, judgment, order, or decree of any Governmental Entity of competent jurisdiction that is in effect which temporarily or permanently prohibits or enjoins the consummation of the Merger.

(d)           Effective Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement may be in effect and no proceeding for such purpose may be pending before or threatened by the SEC.

(e)           NYSE Listing. The shares of Parent Common Stock to be issued in the Merger or in connection with the Merger (including shares issuable under any Adjusted Options) shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 8.2	Conditions to Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or, to the extent permitted by applicable Law, the waiver by Parent on or prior to the Closing Date of each of the following conditions:

(a)           Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 4.2(b) and (d) shall be true and correct, other than any inaccuracies that are de minimis in the context of a transaction of this magnitude, as of the date of this Agreement and as of the Closing Date as though made as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), and (ii) the representations and warranties of the Company set forth in this Agreement (other than Section 4.2(b) and Section 4.2(d)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to materiality or, other than with respect to Section 4.6(a), “Company Material Adverse Effect” set forth therein) individually or in the aggregate has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b)           Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c)           Tax Opinion. Parent shall have received the opinion of Baker Botts L.L.P., counsel to Parent, in form and substance reasonably satisfactory to Parent, dated the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Parent, Merger Sub and the Company, all of which are consistent with the state of facts existing as of the Effective Time, to the effect that (i) the

Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a “party to the reorganization” within the meaning of Section 368 of the Code. In rendering the opinion described in this Section 8.2(c), Baker Botts L.L.P. shall have received and may rely upon the certificates and representations referred to in Section 7.5(c).

(d)           Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by the Chief Executive Officer or another senior executive officer of the Company certifying to the effect that the conditions set forth in Sections 8.2(a) and (b) have been satisfied.

Section 8.3	Conditions to Obligation of the Company.

The obligations of the Company to effect the Merger are further subject to the satisfaction or, to the extent permitted by applicable Law, the waiver by the Company on or prior to the Closing Date of each of the following conditions:

(a)           Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in Section 5.2(b) shall be true and correct, other than any inaccuracies that are de minimis in the context of a transaction of this magnitude, as of the date of this Agreement and as of the Closing Date as though made as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), and (ii) the representations and warranties of Parent and Merger Sub set forth in this Agreement (other than in Section 5.2(b)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to materiality or, other than with respect to Section 5.5(a), “Parent Material Adverse Effect” set forth therein) individually or in the aggregate has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.)

(b)           Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c)           Tax Opinion. The Company shall have received the opinion of Davis Polk & Wardwell LLP, counsel to the Company, in form and substance reasonably satisfactory to the Company, dated the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Parent, Merger Sub and the Company, all of which are consistent with the state of facts existing as of the Effective Time, to the effect that (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a “party to the reorganization” within the meaning of Section 368 of the Code. In rendering the opinion described in this Section 8.3(c), Davis Polk & Wardwell LLP shall have received and may rely upon the certificates and representations referred to in Section 7.5(c).

(d)           Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by the Chief Executive Officer or another senior executive officer of the Company certifying to the effect that the conditions set forth in Sections 8.3(a) and (b) have been satisfied.

ARTICLE IX
TERMINATION, AMENDMENT AND WAIVER

Section 9.1	Termination by Mutual Consent.

This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Required Company Vote or the Required Parent Vote has been obtained, by mutual written consent of Parent and the Company.

Section 9.2	Termination by the Company or Parent.

This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Required Company Vote or the Required Parent Vote has been obtained, by either the Company or Parent upon written notice to the other if:

(a)           the Effective Time shall not have occurred on or before October 30, 2015 (such date or such later date, if any, as is provided in Section 7.1(c) or (d) hereof, or the proviso of this Section 9.2(a), the “Termination Date”), and the party seeking to terminate this Agreement pursuant to this Section 9.2(a) shall not have breached its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the Merger on or before the Termination Date; provided, however, that in the event the conditions set forth in Section 8.1(b) [Antitrust/Competition] or Section 8.1(c) [Injunctions or Restraints] (but only, in the case of Section 8.1(c) [Injunctions or Restraints], if the failure to meet such condition is as a result of any Regulatory Law) shall not have been satisfied on or before the Termination Date but all of the other conditions set forth in Section 8.1 have been satisfied, either Parent or the Company may unilaterally extend the Termination Date, on one or more occasions, by notice delivered to the other party, until a date no later than April 30, 2016 in which case the Termination Date shall be deemed for all purposes to be the latest of such dates;

(b)           any injunction, judgment, order or decree having the effects set forth in Section 8.1(c) [No Injunctions or Restraints] shall be in effect and shall have become permanent final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 9.2(b) shall have complied in all respects with Section 7.6 in order to resist, lift or resolve such injunction, judgment, order or decree and is not then in Parent Terminable Breach or Company Terminable Breach, as applicable, of any representation, warranty, covenant or other agreement by Parent or the Company, as applicable, contained in this Agreement;

(c)           the Required Company Vote shall not have been obtained upon a vote taken at the Company Special Meeting (including adjournments); or

(d)           the Required Parent Vote shall not have been obtained upon a vote taken at the Parent Special Meeting (including adjournments).

Section 9.3	Termination by the Company.

This Agreement may be terminated at any time prior to the Effective Time by the Company if:

(a)           Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Sections 8.3(a) [Representations and Warranties] or 8.3(b) [Performance of Obligations], and (ii) is incapable of being satisfied or cured by Parent or Merger Sub prior to the Termination Date or, if capable of being satisfied or cured, is not satisfied or cured by Parent or Merger Sub within thirty (30) calendar days following receipt of written notice from the Company of such breach or failure to perform (“Parent Terminable Breach”); provided that the Company is not then in Company Terminable Breach of any representation, warranty, covenant or other agreement by the Company contained in this Agreement;

(b)           prior to the receipt of the Required Company Vote, the Board of the Company (or any committee thereof) shall have approved, and the Company shall concurrently enter into, a definitive agreement providing for the implementation of a Company Superior Proposal, provided that the Company shall have complied with its obligations under Section 7.11 and shall have paid (or shall concurrently pay) the fee due under Section 9.5;

(c)           a Parent Change in Recommendation (whether in respect of a Parent Superior Proposal or a Parent Intervening Event) has occurred; or

(d)           Parent shall have breached or failed to perform in any material respect any of its obligations under Section 7.12(a).

Section 9.4	Termination by Parent.

This Agreement may be terminated at any time prior to the Effective Time by Parent if:

(a)           the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.2(a) [Representations and Warranties] or 8.2(b) [Performance of Obligations], and (ii) is incapable of being satisfied or cured by the Company prior to the Termination Date or, if capable of being satisfied or cured, is not satisfied or cured by the Company within thirty (30) calendar days following receipt of written notice from Parent of such breach or failure to perform (“Company Terminable Breach”); provided that Parent is not then in Parent Terminable Breach of any representation, warranty, covenant or other agreement by Parent contained in this Agreement;

(b)           prior to the receipt of the Required Parent Vote, the Board of Parent (or any committee thereof) shall have approved, and Parent shall concurrently enter into, a definitive agreement providing for the implementation of a Parent Superior Proposal, provided that Parent shall have complied with its obligations under Section 7.12 and shall have paid (or shall concurrently pay) the fee due under Section 9.5;

(c)           a Company Change in Recommendation (whether in respect of a Company Superior Proposal or a Company Intervening Event) has occurred; or

(d)           the Company shall have breached or failed to perform in any material respect any of its obligations under Section 7.11(a).

Section 9.5	Effect of Termination.

(a)           In the event that:

(i)           (A) a Company Alternative Proposal shall have been publicly proposed or publicly disclosed prior to, and not withdrawn at least ten (10) days prior to, the Company Special Meeting, (B) this Agreement is terminated by the Company or Parent pursuant to Section 9.2(c) [Required Company Vote], and (C) within twelve (12) months after the date this Agreement is terminated, the Company enters into a definitive agreement with respect to, or consummates, any Company Alternative Proposal;

(ii)           this Agreement is terminated by the Company pursuant to Section 9.3(b) [Company Superior Proposal];

(iii)           this Agreement is terminated by Parent pursuant to Section 9.4(c) [Company Change in Recommendation];

(iv)           this Agreement is terminated by the Company pursuant to Section 9.3(c) [Parent Change in Recommendation];

(v)            [intentionally omitted];

(vi)           this Agreement is terminated by Parent pursuant to Section 9.4(b) [Parent Superior Proposal];

(vii)           this Agreement is terminated by the Parent or the Company pursuant to Section 9.2(d) [Required Parent Vote];

(viii)          this Agreement is terminated by the Company or Parent pursuant to Section 9.2(b) [Injunction] with respect to Regulatory Laws; or

(ix)           (w) this Agreement is terminated (A) by the Company pursuant to Section 9.3(a) [Breach/Failure to Perform], due to Parent or Merger Sub’s material breach of Section 7.6 [Antitrust] which breach results in the condition set forth in Section 8.1(b) [Antitrust/Competition] being incapable of being satisfied, or (B) by the Company or Parent pursuant to Section 9.2(a) [Termination Date] and as of the Termination Date, (x) one or more of the conditions set forth in Section 8.1(b) [Antitrust/Competition] or Section 8.1(c) [No Injunctions or Restraints] has not been satisfied (including, without limitation, as a result of Parent not agreeing to take or not taking any Antitrust Action in excess of the Detriment Limit, but only, in the case of Section 8.1(c) [Injunctions or Restraints], if the failure to meet such condition is a result of any Regulatory Law) and (y) all of the other conditions set forth in Section 8.1 and Section 8.2 have been satisfied (other than any such conditions which by their nature cannot be satisfied until the Closing Date but subject to such conditions being capable of being satisfied if the Closing Date were the date of termination); provided that for purposes of determining whether the conditions set forth in Section 8.2(a) have been satisfied the definition of “Company Material Adverse Effect” shall be interpreted without taking into account any effect resulting from any Regulatory Law applicable to the Merger or prohibition under or in respect of any Regulatory Law applicable to the Merger;

then (1) in any such event under clause (i), (ii) or (iii) of this Section 9.5(a), the Company shall pay to Parent a termination fee of $1 billion in cash (the “Company Termination Fee”), less the aggregate amount of any of Parent’s Expenses previously reimbursed pursuant to the next paragraph, it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, and (2) in any such event under clause (iv), (vi) or (vii) of this Section 9.5(a), Parent shall pay to the Company a termination fee of $1.5 billion in cash (the “Parent Termination Fee”), and in any such event under clause (viii) or (ix) of this Section 9.5(a) Parent shall pay to the Company a termination fee of $3.5 billion in cash (the “Antitrust Termination Fee”), it being understood that in no event shall Parent be required to pay the Parent Termination Fee or the Antitrust Termination Fee on more than one occasion or to pay more than one of the Parent Termination Fee or the Antitrust Termination Fee.

In the event that a Company Alternative Proposal shall have been publicly proposed or publicly disclosed prior to, and not withdrawn at least ten (10) days prior to, the Company Special Meeting and thereafter this Agreement is terminated by the Company or Parent pursuant to Section 9.2(c) [Required Company Vote] and no Company Termination Fee is yet payable in respect thereof pursuant to the preceding sentence, then the Company shall pay to Parent all of the Expenses of Parent and Merger Sub.

As used herein, “Expenses” shall mean, with respect to Parent or Merger Sub, all reasonable out-of-pocket documented fees and expenses (including all fees and expenses of counsel, accountants, consultants, financial advisors, Financing Sources and investment bankers of such party and its Affiliates) incurred by such party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution, financing and performance of this Agreement and all other matters related to the Merger; provided, however, that in no event shall Expenses payable hereunder by the Company exceed $40 million in the aggregate.

For purposes of this Section 9.5, the term “Company Alternative Proposal” shall have the meaning set forth in Section 7.11, except that all references to “15%” therein shall be deemed to be references to “50%.”

(b)           Any payment required to be made pursuant to clause (i) of Section 9.5(a) shall be made to Parent promptly following the earlier of the execution of a definitive agreement with respect to, or the consummation of, any transaction contemplated by the Alternative Proposal (and in any event not later than three (3) Business Days after delivery to the Company of notice of demand for payment); any payment required to be made pursuant to clause (ii) of

Section 9.5(a) shall be made to Parent concurrently with, and as a condition to the effectiveness of, the termination of this Agreement by the Company pursuant to Section 9.3(b) [Company Superior Proposal]; any payment required to be made pursuant to clause (iii) of Section 9.5(a) shall be made to Parent promptly following termination of this Agreement by Parent pursuant to Section 9.4(c) [Company Change in Recommendation] (and in any event not later than three (3) Business Days after delivery to the Company of notice of demand for payment); and in each case such payment shall be made by wire transfer of immediately available funds to the account details of Parent provided in writing by Parent to the Company for such purposes. Any payment required to be made pursuant to clause (vi) of Section 9.5(a) shall be made to the Company concurrently with, and as a condition to the effectiveness of, the termination of this Agreement by Parent pursuant to Section 9.4(b) [Parent Superior Proposal]; any payment required to be made pursuant to clause (iv) of Section 9.5(a) shall be made to the Company promptly following termination of this Agreement by the Company pursuant to Section 9.3(c) [Parent Change in Recommendation] (and in any event not later than three (3) Business Days after delivery to Parent of notice of demand for payment); any payment required to be made pursuant to clause (vii) of Section 9.5(a) shall be made to the Company promptly following termination of this Agreement by the Company pursuant to Section 9.2(d) [Required Parent Vote] (and in any event not later than three (3) Business Days after delivery to Parent of notice of demand for payment) and shall be made to the Company concurrently with, and as a condition to the effectiveness of, the termination of this Agreement by Parent pursuant to Section 9.2(d) [Required Parent Vote]; any payment required to be made pursuant to clause (viii) of Section 9.5(a) shall be made to the Company promptly following termination of this Agreement by the Company pursuant to Section 9.2(b) [Injunction] (and in any event not later than three (3) Business Days after delivery to Parent of notice of demand for payment) and shall be made to the Company concurrently with, and as a condition to the effectiveness of, the termination of this Agreement by Parent pursuant to Section 9.2(b) [Injunction]; any payment required to be made pursuant to clause (ix) of Section 9.5(a) shall be made to the Company promptly following termination of this Agreement by the Company pursuant to Section 9.2(a) [Termination Date] or 9.3(a) [Breach/Failure to Perform] (and in any event not later than three (3) Business Days after delivery to Parent of notice of demand for payment) and shall be made to the Company currently with, and as a condition to the effectiveness of, the termination of this Agreement by Parent pursuant to Section 9.2(a) [Termination Date]; and, in each case, such payment shall be made by wire transfer of immediately available funds to the account details of the Company provided in writing by the Company to Parent for such purposes. In circumstances where this Section 9.5 requires a reimbursement of Expenses, the Company shall reimburse Parent and Merger Sub for such Expenses on the later of (i) the day that is three (3) Business Days after the date of termination of this Agreement and (ii) the day that is three (3) Business Days after the delivery of documentation of such Expenses, by wire transfer of immediately available funds to the account details of the Company provided in writing by the Company to Parent for such purposes or the account details of Parent provided in writing by Parent to the Company for such purposes, as applicable.

(c)           In the event that the Company or Parent, as the case may be, shall fail to pay the Company Termination Fee, the Parent Termination Fee or the Antitrust Termination Fee, as applicable, and/or Expenses required pursuant to this Section 9.5 when due, such fee and/or Expenses, as the case may be, shall accrue interest for the period commencing on the date such fee and/or Expenses, as the case may be, became past due, at a rate equal to the rate of interest publicly announced by JPMorgan Chase Bank. N.A., in the City of New York from time to time during such period, as such bank’s Prime Lending Rate. In addition, if either party shall fail to pay such fee and/or Expenses, as the case may be, when due, such party shall also pay to the other party all of such other party’s costs and expenses (including attorneys’ fees) in connection with efforts to collect such fee and/or Expenses, as the case may be.

(d)           Parent and the Company acknowledge that the fees, Expense reimbursement and the other provisions of this Section 9.5 are an integral part of this Agreement and the transactions contemplated hereby and that, without these agreements, Parent and the Company would not enter into this Agreement. Each of the parties hereto acknowledges that none of the Company Termination Fee, the Parent Termination Fee or the Antitrust Termination Fee is a penalty, but rather a reasonable amount that will compensate Parent and Merger Sub, or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary in this Agreement, the parties agree that in circumstances where payment of the Company Termination Fee, the Parent Termination Fee or the Antitrust Termination Fee is required hereunder, upon such payment, the payment of any such Company Termination Fee, Parent Termination Fee or Antitrust Termination Fee in accordance with this Section 9.5, shall be the exclusive remedy of the Parent and Merger Sub or the Company, as the case may be, for (i) any loss suffered as a result of the failure of the Merger to be consummated and (ii) any other losses, damages, obligations or liabilities suffered as a result of or under this Agreement and the transactions contemplated hereby. Upon payment of the Company Termination Fee, the Parent Termination Fee or the Antitrust Termination Fee in accordance with this Section 9.5, none of the Company or Parent or any of their respective stockholders, partners, members, directors, Affiliates, officers or agents, as the case may be, shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.

(e)           If this Agreement is terminated in accordance with Sections 9.1 through 9.4, this Agreement shall forthwith become null and void and, except as set forth in this Section 9.5, there shall be no liability or obligation on the part of Parent, Merger Sub, the Company or their respective Affiliates or Representatives, provided that (i) Sections 4.10, 5.9, 7.3(h), 7.10(c) and 9.5 will survive termination hereof and (ii) no party shall be relieved from any liabilities or damages (which the parties acknowledge and agree may include, in addition to reimbursement of expenses and out-of-pocket costs, and to the extent proven, other damages suffered by the other party calculated based on loss suffered by such other party’s stockholders (taking into consideration all relevant matters and equitable considerations), which shall be deemed in such event to be damages of such other party and not of such other party’s stockholders themselves and may only be pursued by such other party through actions expressly approved by its board of directors) as a result of any willful and material breach by any party of any of such party’s representations, warranties, covenants or other agreements set forth in this Agreement.  For purposes of this Section 9.5(e), “willful and material breach” shall mean a material breach that is a consequence of an act or a failure to take such act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) would cause a material breach of this Agreement.

Section 9.6	Amendment.

(a)           This Agreement may be amended by the parties hereto, at any time before or after approval of this Agreement and the transactions contemplated hereby by action by or on behalf of the respective Boards of Directors of the parties hereto or the stockholders of the Company; provided, however, that after any such approval by the stockholders of the Company, no amendment shall be made without the further approval of such stockholders except as permitted by Law. This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

(b)           Notwithstanding anything to the contrary contained herein, this Section 9.6(b) and Sections 9.5(d), 10.4(a)(ii), 10.4(c) and 10.6(b)(i) may not be amended, supplemented, waived or otherwise modified in a manner adverse to the Financing Sources without the prior written consent of the Financing Sources that are party to a commitment letter or similar agreement with Parent.

Section 9.7	Waiver.

Any failure of any of the parties to comply with any obligation, representation, warranty, covenant, agreement or condition herein may be waived at any time prior to the Effective Time by any of the parties entitled to the benefit thereof only by a written instrument signed by each such party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of or estoppel with respect to, any subsequent or other failure.

ARTICLE X
GENERAL PROVISIONS

Section 10.1	Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and, in the case of delivery in person or by overnight courier, shall be deemed to have been duly given upon receipt) by delivery in person or overnight courier to the respective parties, delivery by facsimile transmission (providing confirmation of transmission) to the respective parties or delivery by electronic mail transmission (providing confirmation of transmission) to the respective parties.  Any notice sent by facsimile transmission or electronic mail transmission shall be deemed to have been given and received at the time of confirmation of transmission. Any notice sent by electronic mail transmission shall be followed reasonably promptly with a copy delivered by courier or facsimile.  All notices, requests, claims, demands and other communications hereunder shall be addressed as follows, or to such other address, facsimile number or email address for a party as shall be specified in a notice given in accordance with this Section 10.1:

(a)	if to Parent or Merger Sub:

Halliburton Company
3000 North Sam Houston Parkway, East
Administration Bldg. – Executive, 4th Floor
Houston, Texas 77032
Attention: Robb L. Voyles
Telephone: 281-871-4455
Facsimile: 281-749-8250
Email: robb.voyles@halliburton.com

with a copy to (which copy shall not constitute notice):

Baker Botts L.L.P.
910 Louisiana Street
Houston, Texas 77002
Attention:	Kelly B. Rose
J. David Kirkland, Jr.
Telephone: (713) 229-1796
Facsimile: (713) 229-7996
Email:	kelly.rose@bakerbotts.com
david.kirkland@bakerbotts.com

and

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:	Daniel A. Neff
David A. Katz
Telephone: (212) 403-1309
Facsimile: (212) 403-2309
Email: DANeff@wlrk.com
            DAKatz@wlrk.com

(b)	if to the Company:

Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, Texas 77019
Attention: Alan Crain
Telephone: (713) 439-8718
Facsimile: (713) 439-8966
Email: Alan.Crain@bakerhughes.com

with a copy to (which copy shall not constitute notice):

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attention:	Arthur F. Golden
George R. Bason, Jr.
Michael Davis
Telephone:	(212) 450-4000
Facsimile:	(212) 450-5800
Email:	arthur.golden@davispolk.com
george.bason@davispolk.com
michael.davis@davispolk.com

Section 10.2	Representations and Warranties.

The representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Merger.

Section 10.3	Interpretations.

When a reference is made in this Agreement to an Article, Section, Schedule, Disclosure Letter, Annex or Exhibit, such reference shall be to an Article, Section, Schedule, Disclosure Letter, Annex or Exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Any references in this Agreement to “the date hereof” refers to the date of execution of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  References to “this Agreement,” “hereof,” “herein,” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement and include any schedules, disclosure letters, annexes, exhibits or other attachments to this Agreement.  The word “or” shall be deemed to mean “and/or.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. The parties hereto have participated jointly in the negotiation and drafting of this Agreement with the assistance of counsel and other advisors and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement or interim drafts of this Agreement. Any references in this Agreement: (a) to “knowledge” of the Company shall mean the actual knowledge of the individuals identified in Schedule 10.3(a) of the Company Disclosure Letter; and (b) to “knowledge” of Parent shall mean the actual knowledge of the individuals identified in Schedule 10.3(b) of the Parent Disclosure Letter.

Section 10.4	Governing Law; Jurisdiction; Specific Performance.

(a)           (i) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE. (ii) NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, THE COMPANY (ON BEHALF OF ITSELF AND EACH OF ITS SUBSIDIARIES) AND EACH OF THE OTHER PARTIES HERETO AGREES THAT ANY CLAIM, CONTROVERSY OR DISPUTE OF ANY KIND OR NATURE (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) AGAINST ANY AGENT, ARRANGER, LENDER OR OTHER ENTITY THAT HAS COMMITTED TO PROVIDE OR ARRANGE ANY FINANCING TO BE CONSUMMATED BY PARENT IN CONNECTION WITH THE MERGER, OR ANY OF SUCH PERSON’S AFFILIATES OR ITS OR THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, PARTNERS, TRUSTEES, SHAREHOLDERS, CONTROLLING PERSONS, AGENTS OR REPRESENTATIVES (A “FINANCING SOURCE”) THAT IS IN ANY WAY RELATED TO THIS AGREEMENT OR THE MERGER, INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING IN ANY WAY TO ANY FINANCING TO BE CONSUMMATED BY PARENT IN CONNECTION WITH THE MERGER, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES (OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW); PROVIDED THAT (1) THE INTERPRETATION OF THE DEFINITION OF COMPANY MATERIAL ADVERSE EFFECT AND WHETHER OR NOT A COMPANY MATERIAL ADVERSE EFFECT HAS OCCURRED, (2) THE DETERMINATION OF THE ACCURACY OF ANY MERGER AGREEMENT REPRESENTATIONS (AS DEFINED IN ANY COMMITMENT LETTER RELATED TO SUCH FINANCING) AND WHETHER AS A RESULT OF ANY INACCURACY THEREOF PARENT, MERGER SUB OR THEIR RESPECTIVE AFFILIATES HAVE THE RIGHT TO TERMINATE THEIR RESPECTIVE OBLIGATIONS UNDER THIS AGREEMENT, OR TO DECLINE TO CONSUMMATE THE MERGER PURSUANT TO THIS AGREEMENT AND (3) THE DETERMINATION OF WHETHER THE MERGER HAS BEEN CONSUMMATED IN ACCORDANCE WITH THIS AGREEMENT, IN EACH CASE, SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED SOLELY IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO CONFLICTS OF LAWS PRINCIPLES THAT WOULD RESULT IN THE APPLICATION OF THE LAW OF ANY OTHER STATE.

(b)           Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware (the “Chancery Court”) or, if, but only if, the Chancery Court lacks subject matter jurisdiction, any federal court located in the State of Delaware with respect to any dispute arising out of, relating to or in connection with this

Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action arising out of, relating to or in connection with this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of Delaware, as described above, and (iv) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or any of the transactions contemplated hereby. Nothing in this Section 10.4 shall prevent any party from bringing an action or proceeding in any jurisdiction to enforce any judgment of the Chancery Court or any federal court located in the State of Delaware, as applicable. Each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 10.1 shall be effective service of process for any suit or proceeding in connection with this Agreement or any of the transactions contemplated hereby.

(c)           Notwithstanding anything herein to the contrary, the Company (on behalf of itself and its Subsidiaries) and each of the other parties hereto (i) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Sources in any way relating to this Agreement or the Merger, including any dispute arising out of or relating in any way to any financing obtained by Parent in connection with the Merger or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, located in the Borough of Manhattan, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), and (ii) waives any right to trial by jury with respect to any action related to such financing or arising out of any action, proceeding or counterclaim against any Financing Source.

(d)           The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach. In circumstances where Parent and the Company are obligated to consummate the Merger and the Merger has not been consummated (other than as a result of the other party’s refusal to close in violation of this Agreement) each of Parent and the Company expressly acknowledges and agrees that the other party and its stockholders shall have suffered irreparable harm, that monetary damages will be inadequate to compensate such other party and its stockholders, and that such other party on behalf of itself and its stockholders shall be entitled to enforce specifically Parent’s or the Company’s, as the case may be, obligation to consummate the Merger.

Section 10.5	Counterparts; Facsimile Transmission of Signatures.

This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of electronic mail transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

Section 10.6	Assignment; No Third Party Beneficiaries.

(a)           This Agreement and all of the provisions hereto shall be binding upon and inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations set forth herein shall be assigned by any party hereto without the prior written consent of the other parties hereto and any purported assignment without such consent shall be void.

(b)           Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof, except that (i) the Financing Sources shall be express third party beneficiaries of this Section 10.6(b)(i) and Sections 9.5(d), 9.6(b), 10.4(a)(ii) and 10.4(c) only, and each of such Sections shall expressly inure to the benefit of such Financing Sources and such Financing Sources shall be entitled to rely on and enforce the provisions of such Sections, and (ii) after the Effective Time, each Indemnified Person is intended to be a third party beneficiary of Section 7.13 and may specifically enforce its terms.

Section 10.7	Expenses.

Except as otherwise specifically provided herein, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

Section 10.8	Severability.

If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable Law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties shall be construed and enforced accordingly.

Section 10.9	Entire Agreement.

This Agreement (including the annexes, exhibits and letters hereto) constitutes the entire agreement, and supersede all other prior agreements and understandings (both written and oral), among the parties with respect to the subject matter hereof and thereof.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above.

HALLIBURTON COMPANY

By:	/s/ David J. Lesar
Name:	David J. Lesar
Title:	Chairman of the Board and Chief Executive Officer

RED TIGER LLC

By:	/s/ Robb L. Voyles
Name:	Robb L. Voyles
Title:	Executive Vice President and General Counsel

BAKER HUGHES INCORPORATED

By:	/s/ Martin S. Craighead
Name:	Martin S. Craighead
Title:	Chairman of the Board and Chief Executive Officer

[Signature Page to Merger Agreement]